As filed with the Securities and Exchange Commission on March 16, 2005
Registration No. 333-120675

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post Effective Amendment No. 1 to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

aQuantive, Inc.

(Exact Name of registrant as specified in its charter)

Washington	7389	91-1819567
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

821 Second Avenue, 18th Floor

Seattle, Washington 98104
(206) 816-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Linda A. Schoemaker

(Senior Vice President and General Counsel)
aQuantive, Inc.
821 Second Avenue, 18th Floor
Seattle, Washington 98104
(206) 816-8800
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

David F. McShea

S. Paul Sassalos
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

     If this form if filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, nor is it soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 16, 2005

PROSPECTUS

aQuantive, Inc.

$80,000,000 2.25% Convertible Senior Subordinated Notes Due 2024

and
Common Stock Issuable on Conversion of the Notes

     Under this prospectus, the selling securityholders named in this prospectus, or in any prospectus supplements, may offer and sell the notes and the common stock issued upon conversion of the notes.

     We will pay interest on the notes on February 15 and August 15 of each year, beginning on February 15, 2005. The notes will mature on August 15, 2024.

     The notes are convertible at any time prior to maturity into shares of our common stock at a conversion rate of 77.04 shares per $1,000 principal amount of notes, subject to certain adjustments. This is equivalent to a conversion price of approximately $12.98 per share.

     On or after August 15, 2009, we may redeem the notes at our option, in whole or part, at any time. The redemption price will be 100% of the principal amounts of the notes, plus accrued and unpaid interest, if any, to the date of redemption. In addition, any holder of the notes may require us to repurchase all or a portion of the notes held by such person in cash or shares of our common stock, or a combination of cash and such shares, on August 15, 2009, August 15, 2014 and August 15, 2019, at 100% of the principal amount of the notes plus accrued interest and liquidated damages, if any, to but excluding the date of repurchase.

     The notes are unsecured obligations and are subordinated to our existing and future senior debt. The notes are effectively subordinated to the liabilities of our direct and indirect subsidiaries.

     For a more detailed description of the notes, see “Description of Notes” beginning on page 23. For a more detailed description of our common stock, see “Description of Capital Stock” beginning on page 38.

     The notes are not listed on any securities exchange or included in any automated quotation system. No notes resold under this prospectus will be eligible for trading on The PORTALSM Market.

     Our common stock is quoted on The Nasdaq National Market (“Nasdaq”) under the symbol “AQNT.” On March 10, 2005, the last reported sale price of our common stock on Nasdaq was $10.74.

     The notes and any shares of common stock issued on conversion of the notes may be offered and sold from time to time pursuant to this prospectus, as supplemented or amended from time to time, by the holders of those securities or by their transferees, pledgees, donees or successors, all of which we refer to as selling securityholders. The selling securityholders may sell the securities directly to purchasers or through underwriters, broker-dealers or agents. If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. The selling securityholders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and commissions and transfer taxes, if any, applicable to any sale. We are responsible for the payment of other expenses incident to the registration of the securities. The selling securityholders and any underwriters, broker-dealers or agents that participate in the distribution of any securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be deemed to be underwriting compensation under the Securities Act.

These securities involve a high degree of risk. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                 .

      You should rely only on the information contained in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

      This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

i

SUMMARY

      The following summary may not contain all the information that may be important to you and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus, especially the risks set forth under the heading “Risk Factors,” and any applicable prospectus supplement, before making an investment decision. When used in this prospectus, the terms “aQuantive,” “we,” “our” and “us” refer to aQuantive, Inc. and our consolidated subsidiaries, unless otherwise specified.

aQuantive, Inc.

      We are a digital marketing services and technology company. We were founded in 1997 to help marketers acquire, retain and grow customers across digital media. We are organized into three lines of business as follows:

      Digital Marketing Services. On July 27, 2004, aQuantive closed the acquisition of SBI.Razorfish, an Internet marketing, web development, design and consulting firm. Combined with interactive agency Avenue A, the resulting brand identity for aQuantive’s core agency business is now Avenue A/Razorfish. On January 18, 2005, sister agency i-Frontier, Corp (i-FRONTIER) merged operations with Avenue A/Razorfish, and is operating as its Philadelphia branch. Avenue A/Razorfish is an interactive advertising agency that offers digital marketing services to help our clients use the Internet as an integrated online advertising and business channel. Our service offerings include a process anchored in strategic marketing, user-centric design, dynamic technology platforms and channel integration and optimization. We provide digital marketing services, including media planning and buying, ad serving, campaign analysis, optimization, search engine marketing, creative and website development, customer targeting and email, using proprietary tools including Business Intelligence System, Channel-Scope and Brand Optics.

      Digital Marketing Technologies. Atlas provides digital marketing technologies to manage digital marketing programs and website effectiveness for advertising agencies and enterprise marketers, small and mid-size businesses and select publishers. We provide the following Atlas services for managing digital marketing programs:

•	Atlas Digital Marketing Suite, an end-to-end solution for managing Internet advertising that consists of the Atlas Media Console, the Atlas Creative Management System, Atlas Delivery and Tracking Services and the Atlas Analysis and Optimization Engine;

•	Atlas Search, an integrated search marketing and online campaign management toolset;

•	Atlas NetConversions, a website usability tool that allows our clients to optimize their websites;

•	Atlas OnePoint, a paid search management and optimization tool for small- to mid-sized marketers; and

•	Atlas Publisher, a highly-scalable ad serving solution focused solely on helping publishers maximize revenue and lower costs associated with performance-focused advertisers.

      Digital Performance Media. DRIVEpm and MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis. We provide the following services for managing behavioral targeting programs:

•	DrivePM’s Selector and MediaBrokers’ Cost Per Impression (CPM) Program, targeting tools that allow our clients to focus ad impressions on those users that fit a predetermined customer segment; and

•	DrivePM’s Performance and MediaBrokers’ Pay For Performance (PFP) Programs, service offerings that allow our clients to control the cost of desired action by paying on a cost per action basis.

Securities To Be Offered

      This prospectus relates to the offer and sale by the selling securityholders of the following securities:

•	An aggregate principal amount of $80,000,000 of 2.25% Convertible Senior Subordinated Notes due 2024; and

•	6,163,200 shares of common stock, subject to adjustment described below, issuable upon conversion of the notes.

      We issued and sold the notes in August and September 2004 to the initial purchaser, Thomas Weisel Partners LLC, in transactions that were exempt from the registration requirements of the Securities Act of 1933, or the Securities Act, because the offer and sale of the notes did not involve a public offering.

      The initial purchaser reasonably believed that the persons to whom it resold the notes were “qualified institutional buyers,” as defined in Rule 144A under the Securities Act.

      The following is a summary of the material terms of the securities offered under this prospectus.

Securities Offered	An aggregate principal amount of $80,000,000 of 2.25% Convertible Senior Subordinated Notes due 2024 and the 6,136,200 shares of common stock initially issuable upon conversion of the notes, subject to adjustment described below.

Maturity Date	August 15, 2024.

Ranking	The notes:

• are unsecured senior subordinated obligations;

• rank subordinate in right of payment to all existing and future “Senior Debt” as that term is defined in “Description of the Notes — Ranking” on page 31; and

• are effectively subordinated to the liabilities, including trade payables, of our direct and indirect subsidiaries.

The indenture for the notes does not restrict our incurrence of Senior Debt or the incurrence of other indebtedness or liabilities by us or our subsidiaries.

Interest	2.25% per annum on the principal amount of notes, payable semiannually on February 15 and August 15 of each year, beginning February 15, 2005.

Conversion	Unless previously redeemed or repurchased, a note is convertible, at the holder’s option, at any time before the close of business on the business day immediately preceding the maturity date of the notes, into shares of our common stock. The initial conversion rate is 77.04 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $12.98 per share.

Conversion Price Adjustments	The conversion price and conversion rate are subject to adjustment upon the occurrence of certain events, including:

• certain subdivisions and combinations of our common stock;

• distributions to all holders of our common stock of cash, shares of our common stock, securities convertible into shares of our common stock with a conversion price less than the current market price (as defined in the indenture) or certain rights or warrants to purchase our common stock at less than the current market price (as defined in the indenture) of our common stock;

• subject to certain exceptions, distributions to all holders of our capital shares of evidences of our indebtedness or assets; or

• subject to certain exceptions, purchases of our common stock pursuant to a tender offer or exchange offer made by us or our subsidiaries to all holders of our common stock.

Optional Redemption	The notes are not redeemable before August 15, 2009. We may redeem all or a portion of the notes at our option on or after August 15, 2009, at 100% of their principal amount, together with any accrued and unpaid interest through the date of redemption. You will be able to convert the notes called for redemption up to and including the business day immediately preceding the date of redemption.

Sinking Fund	None.

Purchase of the Notes at Option of the Holder on a Specified Date	You may require us to repurchase all or a portion of your notes on August 15, 2009, August 15, 2014 or August 15, 2019, at a purchase price equal to 100% of the principal amount of the notes being purchased, plus any accrued and unpaid interest and any additional interest, to, but excluding, the purchase date. The purchase price, at our option, may be paid in cash, shares of our common stock, or a combination of cash and such shares. See “Description of Notes — Purchase at Option of the Holder” on page 27.

Change of Control Repurchase	Upon a change of control, each holder of the notes may require us to repurchase some or all of its notes at 100% of their principal amount, together with any accrued and unpaid interest through the date of repurchase and, if applicable, the make whole premium described below.

Make Whole Premium	If a change of control occurs prior to August 31, 2009, holders of notes will be entitled to a make whole premium upon the repurchase or conversion of their notes if certain requirements are satisfied. We will satisfy the make whole premium in shares of our common stock or, in certain circumstances, the consideration into which all or substantially all of our shares of common stock have been converted in connection with the change of control. The amount of the make whole premium, if any, will be based on the price paid per share of common stock in the transaction, or the stock price, and the effective date of the change of control. A description of how the make whole premium will be determined and a table illustrating the make whole premium that would apply at various stock prices and change of control effective dates are provided under “Description of the Notes — Description of the Make Whole Premium” on page 29. Holders will not be entitled to the make whole premium if the stock price is less than $8.80 or more than $69.00.

Form and Denomination	The notes were issued in fully registered form in the minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

Use of Proceeds	We will not receive any proceeds from the sale of securities covered by this prospectus.

Registration Rights	We filed a shelf registration statement with the SEC, of which this prospectus is part, covering the resale of the notes and the underlying common stock. We agreed to use our reasonable efforts to have the shelf registration statement declared effective within 180 days of the date of the issuance of the notes and to use our reasonable efforts to keep the shelf registration statement effective, subject to specified black-out periods, until the earliest of the following has occurred:

• all securities covered by the registration statement have been sold;

• the expiration of the holding period under Rule 144(k) under the Securities Act applicable to holders that are not affiliates of us;

• the date when all of our notes and the common stock issued upon conversion of the notes have ceased to be outstanding;

• September 20, 2006; and

• the date that all of the notes and the common stock issuable upon conversion of the notes are no longer deemed registrable securities within the meaning of the registration rights agreement.

Liquidated Damages	If the shelf registration is not declared effective within 180 days of the date of issuance of the notes, or ceases to be effective for more than 45 days in any 90-day period or more than 90 days in any 365-day period, additional interest will accrue as liquidated damages on the notes. This additional interest will accrue at a rate of 0.25% per annum for the first 90 days from and including the date on which such registration rights default has occurred, and 0.50% per annum from and including the 91st day after such registration rights default, through and including the date on which the registration rights default has been cured. Additional interest will be paid semi-annually in arrears.

Trading	We do not intend to list the notes on any national securities exchange. No notes resold under this prospectus will be eligible for trading in The PORTALSM Market of the National Association of Securities Dealers, Inc. There can be no assurance as to the liquidity of, or trading markets for, the notes. Our common stock is quoted on Nasdaq under the symbol “AQNT.”

      For a more complete description of the terms of the notes, see “Description of Notes” beginning on page 23. For a more complete description of our common stock, see “Description of Capital Stock” beginning on page 38.

Corporate Information

      We began operations in July 1997 and were incorporated in Washington on February 27, 1998. Our principal executive offices are located at 821 Second Avenue, 18th Floor, Seattle, Washington 98104 and our telephone number is (206) 816-8800. Our website is located at http://www.aquantive.com. The information contained on our website is not a part of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,

	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges(1)	13.0	14.6	—	—	—
Deficiency in earnings to fixed charges (in thousands)(2)	—	—	$3,263	$39,984	$42,929

(1)	For purposes of this calculation, earnings consist of income (loss) before the provision for income taxes and the cumulative effect of changes in accounting, plus fixed charges. Fixed charges consist of interest charges, one-third of rent and amortized capital expenses related to indebtedness.

(2)	Due to net losses incurred in 2000, 2001 and 2002, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a 1:1 ratio.

RISK FACTORS

      This offering involves a high degree of risk. Before you invest in our securities, you should be aware of various risks and uncertainties, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and in any amendment or supplement to this prospectus, before you decide whether to purchase any of our securities. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business and operating results could be harmed. This could cause the market price of our common stock to decline and could impair the value of any of our other securities, and you may lose all or part of your investment.

Risks Related to Our Business

We are subject to risks frequently encountered by companies in the Internet marketing and advertising industry.

      Our prospects for financial and operational success must be considered in light of the risks frequently encountered by companies in the Internet marketing and advertising industry. These risks include the need to:

•	attract new clients and maintain current client relationships;

•	achieve effective advertising campaign results for our clients;

•	continue to expand the number of services and technologies we offer;

•	successfully implement our business model, which is evolving;

•	maintain our reputation and build trust with our clients; and

•	identify, attract, retain and motivate qualified personnel.

      If we do not successfully address these risks, our business could suffer.

We have a history of losses and may not maintain profitability.

      We incurred net losses of $105.1 million for the period from our inception on July 1, 1997 through September 30, 2002. As of December 31, 2004, our accumulated deficit was $48.1 million. We expect to continue to make additional operating and capital expenditures and, as a result, we will need to generate additional revenue to maintain profitability, which we first achieved in the quarter ended December 31, 2002. If our revenue grows more slowly than we anticipate or declines, or if our operating expenses exceed our expectations, we may be unable to maintain profitability.

Our quarterly operating results are subject to fluctuations that may cause our stock price to decline.

      Our quarterly operating results have fluctuated in the past and are likely to continue to do so in the future. It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts, investors or us. If our operating results fail to meet these expectations, the market price of our common stock could decline. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict the future performance of our stock price.

Our operating results may fluctuate from quarter to quarter and we cannot assure you that we will be profitable in subsequent quarters.

      Our revenue, expenses and operating results could vary significantly from quarter to quarter for several reasons, including:

•	addition of new clients or loss of current clients;

•	seasonal fluctuations in advertising spending;

•	timing variations on the part of advertisers with regard to implementing advertising campaigns;

•	changes in the availability and pricing of advertising space;

•	timing and amount of our costs; and

•	costs related to any possible future acquisitions of technologies or businesses.

We rely on a limited number of clients, and the loss of a major client or a reduction in a major client’s Internet advertising or marketing budget could significantly reduce our revenue.

      Our business would be harmed by the loss of any of our major clients, a reduction in the Internet advertising or marketing budgets of any of these clients or any significant reduction in revenue generated from these clients. Current clients may decide not to continue purchasing advertising or marketing services from us or may significantly reduce their advertising or marketing spending, and we may not be able to successfully attract additional clients. For example, in July 2003, a major client discontinued its use of most of our services. In addition, the non-payment of amounts due to us from one or more of our significant clients could harm our business.

Our client contracts have short termination periods, and the loss of a significant one of these contracts in a short period of time would harm our business.

      We derive a significant portion of our revenue from the sale of advertising services under advertising campaign services contracts, all of which are terminable upon 90 days’ or less notice. In addition, these contracts generally do not contain penalty provisions for termination before the end of the contract term. As a result of our acquisition of SBI.Razorfish, a significant portion of our revenue is now derived from the provision of Internet marketing and consulting services, which tend to be project based and terminable on short notice. The non-renewal, termination or deferral of a significant number of these contracts or the termination or deferral of engagements for Internet marketing and consulting services in any one period could cause an immediate and significant decline in our revenue and harm our business.

We buy inventory for our performance media business that has to be resold.

      In our DRIVEpm performance media business we purchase publisher inventory that has to be resold. Generally, we purchase this inventory on a CPM basis, which means we pay based on the number of ad impressions we serve, and often sell it on a CPA basis, under which we are compensated only if a specific action (such as a sale of a customer’s product) results from serving an ad. Our ability to resell this inventory at a profit depends on the price at which we bought it, the price that our customers are willing to pay for it, and the successful use of our technology. While we often negotiate relatively short-term “outs” to our purchase obligations, there can be no guarantees that we will be successful in selling the inventory profitably.

The Internet advertising or marketing market may deteriorate, or develop more slowly than expected, which could harm our business.

      If the market for Internet advertising or marketing deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of the Internet, the commitment of advertisers and marketers to the Internet as an advertising and marketing medium, the willingness of our potential clients to outsource their Internet advertising and marketing needs, and our ability to sell technology services to advertising agencies. The Internet advertising and marketing market is relatively new and rapidly evolving. As a result, demand and market acceptance for Internet advertising, marketing and technology services is uncertain. Many of our current or potential clients have little or no experience using the Internet for advertising or marketing purposes and have allocated only a limited portion of their advertising or marketing budgets to Internet advertising or marketing. Also, we must compete with traditional advertising media, including television, radio, cable and print, for a share of our clients’ total advertising budgets. Businesses, including current and potential clients, may find Internet advertising or marketing to be less effective than traditional advertising media or marketing methods for promoting their products and services, and therefore the market for Internet advertising, marketing and technology services may deteriorate or develop more slowly than expected. In addition, “filter” software programs are available that limit or prevent advertising from being delivered to an Internet user’s computer. The widespread adoption of such software could significantly undermine the commercial viability of Internet advertising and seriously harm our business.

Acquisitions or investments may be unsuccessful and may divert our management’s attention and consume significant resources.

      We have completed several acquisitions, including: GO TOAST, a Denver-based provider of paid search management and optimization tools; NetConversions, a Seattle-based provider of website usability technology; SBI.Razorfish, a provider of internet marketing and consulting services; TechnologyBrokers, a UK-based company that resells Atlas technologies, and MediaBrokers, a UK-based company that provides performance media. We may in the future acquire or make investments in other businesses, or acquire products and technologies, to complement our current businesses. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	diversion of management’s attention from other business concerns;

•	unavailability of favorable financing for future acquisitions;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	responsibility for liabilities of acquired businesses;

•	inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management’s required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and

•	increased fixed costs.

Our business may be seriously harmed by third-party litigation against us relating to the collection and use of Internet user information.

      We have been subject to class action lawsuits alleging, among other things, that our collection and use of Internet user information violates federal and state laws, and we may be subject to additional suits in the future. Class action litigation is often expensive and time-consuming, and the outcome of such litigation is often uncertain. Such lawsuits, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from our business operations. In addition, such lawsuits may require us to pay substantial damages or prevent us from conducting targeted advertising and aggregating data from our clients’ advertising campaigns. Furthermore, several Internet-related companies, including some in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information, and we may be subject to similar claims. Such claims, and any other claim by a government entity or other third party against us regarding our collection and use of Internet user information, could seriously harm our business.

Privacy concerns could lead to legislative and other limitations on our ability to collect usage data from Internet users, including limitations on our use of cookie or action tag technology and user profiling.

      Privacy concerns could lead to legislative and other limitations on our ability to conduct targeted advertising campaigns and compile data that we use to formulate campaign strategies for our clients. Our systems use “cookies” and “action tags” to track Internet users and their online behavior, which allows us to build anonymous user profiles. A cookie is a small file of information stored on a user’s computer that allows us to recognize that user’s browser when we serve advertisements. An action tag functions similarly to a banner ad, except that the action tag is not visible. Our action tags may be placed on specific pages of our clients’ or prospective clients’ websites. This enables us to measure an advertising campaign’s effectiveness in driving consumers to take specific actions.

      We are substantially dependent on cookie and action tag technology to target our clients’ advertising campaigns and measure their effectiveness. Any reduction in our ability to use cookies or action tags or other means to build anonymous user profiles could harm our business. Such a reduction may result from several causes, including governmental action, technology or litigation. First, governmental bodies concerned with the privacy of Internet users have suggested limiting or eliminating the use of cookies, action tags or user profiling. Bills aimed at regulating the collection and use of personal data from Internet users are currently pending in Congress and many state legislatures. Other bills, which are intended to regulate spyware, may be drafted in such a way as to include technology like cookies and action tags in the definition of spyware, thereby creating restrictions that could reduce our ability to use them. In addition, the Federal Trade Commission and the Department of Commerce have conducted hearings regarding user profiling, the collection of non-personally identifiable information and online privacy. Outside the United States, privacy concerns have led to legal and technical limitations on the use of cookies, action tags and user profiling. For example, the European Union has adopted a directive addressing data privacy that limits the collection, disclosure and use of information regarding European Internet users. In addition, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and action tags and also places restrictions on the sending of unsolicited communications. Each European Union member country was required to enact legislation to comply with the provisions of the electronic communications directive by October 31, 2003 (though not all have done so). Germany has imposed its own laws limiting the use of user profiling, and other countries (both in and out of the European Union) may impose similar limitations. Second, users may limit or eliminate the placement of cookies on their computers by using third-party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades may also result in limitations on the use of cookies or action tags. Technologies like the Platform for Privacy Preferences (P3P) Project may limit collection of cookie and action tag information. In addition, third parties have brought class action lawsuits against us and other companies relating to the use of cookies, and we may be subject to similar lawsuits in the future. The results of such lawsuits could limit or eliminate our ability to use cookies and action tags. In certain instances at the request of some of our Avenue A y  Razorfish clients, we collect personally identifiable information of Internet users. We disclose our information collection and dissemination practices in a published privacy statement on our web sites, which we may modify from time to time to meet operational needs or changes in the law or industry best practices. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or the law.

      If our ability to use cookies or action tags or to build user profiles were substantially restricted, we would likely have to use other technology or methods that allow the gathering of user profile data in other ways in order to provide our services to our clients. This change in technology or methods could require significant reengineering time and resources, and might not be done in time to avoid negative consequences to our business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all.

Our business may be seriously harmed by litigation alleging violations of federal and state securities laws.

      We and some of the underwriters of our initial public offering of common stock in February 2000 are defendants in a consolidated class action lawsuit that alleges violations of federal securities laws in connection with our initial public offering. Razorfish is similarly involved in this lawsuit relating to its public offering in April 1999. The claims in the lawsuit include, among other things, allegations of misrepresentations or failures to disclose alleged facts relating to the defendant underwriters’ compensation and commissions in connection with our initial public offering and alleged agreements between the underwriters and their customers relating to future purchases of our stock and/or the stock of other companies. In 2004 we accepted a settlement proposal for this litigation. In February 2005 the court gave preliminary approval of the motion for approval of the settlement, over the objections of the co-defendant underwriters. The final settlement remains subject to a number of procedural conditions and cannot be assured. Class action litigation is often expensive and time-consuming, and the outcome of such litigation is often uncertain. Such lawsuits, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from our business operations. In addition, such lawsuits may result in the payment by us of substantial damages and may otherwise seriously harm our business.

We may be subject to patent infringement claims in the future, including claims that our ad serving technologies, processes or methods infringe the patents of other parties.

      Patents have been issued to third parties that may cover some of the technologies, processes or methods that we use. We cannot assure you that we would be able to distinguish our technologies, processes or methods from those covered under any of these third-party patents or that these patents would be invalidated if challenged. The patent field covering Internet-related technologies is rapidly evolving and surrounded by a great deal of uncertainty, and other patents or patent applications relating to the delivery of Internet advertising may exist of which we are unaware.

      Several companies in the Internet advertising field have brought patent infringement suits against competitors in connection with patents relating to ad serving technologies, and we expect this type of litigation to increase in the future. Any patent infringement claims brought against us may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and prevent us from using the intellectual property subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit, we may be prevented from providing some of our services, including our core ad serving services, unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all.

We may be subject to trademark infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and be prevented from using our trademarks.

      Our use of our trademarks may result in infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and be prevented from using these marks. We are aware of third parties that use marks or names, including Internet domain names, that are the same or similar to the names for which we have sought trademark protection. There may be other third parties using names similar to ours of whom we are unaware. As a result of any infringement claims or challenges, we may incur significant expenses, pay substantial damages and be prevented from using our trademarks unless we enter into royalty, license or coexistence agreements. We may not be able to obtain such royalty, license or coexistence agreements on terms acceptable to us, if at all. Use of our trademarks by third parties may also cause confusion to our clients and confusion in the market, which could decrease the value of our brand and harm our reputation.

In addition to patent and trademark claims, third parties may assert other intellectual property claims, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services.

      In addition to patent and trademark claims, third parties may claim that we are infringing or violating their other intellectual property rights, including their copyrights and trade secrets, or otherwise challenge our intellectual property, which may cause us to incur significant expenses and, if successfully asserted against us, pay substantial damages and be prevented from providing our services. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some of our services unless we enter into royalty, license or coexistence agreements. We may not be able to obtain such royalty, license or coexistence agreements on terms acceptable to us, if at all.

Failure of our services to perform properly or improper use of our services by our clients could give rise to legal claims against us or damage our reputation.

      If our services fail to perform properly for our clients, we may be exposed to liability to our clients or to the customers for whom our clients used our services. In addition, our clients may use our technology-based services in a manner that fails to comply with applicable laws, including but not limited to laws and regulations surrounding the Internet. For example, because our services may be used by clients to transmit information over the Internet, our services might be used by clients to transmit information that violates laws or regulations, or to transmit negative messages, unauthorized reproduction of copyrighted material, inaccurate data, harmful applications or computer viruses to end-users in the course of delivery. Any claims made against us arising in connection with our clients’ use of our services, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from business operations. In addition, such claims may require us to pay substantial damages, modify or discontinue some of our services and otherwise seriously harm our business and damage our reputation.

The loss of key personnel or any inability to attract and retain additional personnel could impair our ability to maintain or expand our business.

      The loss of the services of members of our management team or other key personnel could harm our business. Our future success depends to a significant extent on the continued service of our key management, client service, product development, sales and technical personnel. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. Although we generally enter into non-competition agreements with our employees, our business could be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.

      Our business of delivering Internet professional services is dependent upon the expertise of highly skilled personnel. Accordingly, our future success also depends in large part on our ability to identify, attract, hire, train, retain and motivate highly skilled personnel who can provide the Internet strategy, technology, marketing and creative skills required by our clients. If we fail to hire and retain a sufficient number of qualified client service, product development, sales and technical personnel, we may not be able to maintain or expand our business.

We may not be able to compete successfully in the market for Internet advertising.

      The market for Internet advertising and consulting services is relatively new, yet competitive. In the digital marketing services segment, Avenue A y  Razorfish competes with interactive advertising agencies, traditional advertising agencies that perform Internet advertising and marketing as part of their services to clients, and companies that provide marketing services, such as Digitas. We also compete in the digital marketing services market with several technology system integrators, such as IBM Global Solutions and Accenture. Our digital marketing technologies, through Atlas, compete with third-party ad serving companies and campaign management technology companies, such as DoubleClick and ValueClick. In addition, the Atlas OnePoint offering competes with providers of search management capabilities, such as Did It and Bid Rank, and Atlas NetConversions competes with providers of website usability and effectiveness metrics tools, such as Keynote Systems, Optimost and Offermatica. Our digital performance media, through DRIVEpm and MediaBrokers competes with providers of performance media such as Advertising.com and Aptimus, Inc.

      Many of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we have. Also, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. In addition, several of our competitors have combined or may combine in the future with larger companies with greater resources than ours. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees and clients than we do. They could also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. They may also develop services that are equal or superior to our services or that achieve greater market acceptance than our services. Increased competition is likely to result in price reductions, reduced margins and loss of market share. We cannot assure you that we will be able to compete successfully, and competitive pressures may harm our business.

      In addition, our ability to maintain existing client relationships and generate new clients will depend to a significant degree on the quality of our services and our reputation among clients and potential clients, as compared with our competitors. To the extent we lose clients to our competitors because of dissatisfaction with our services or because our reputation is harmed for any other reason, our business could be negatively affected.

Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair our ability to serve advertisements, to acquire advertising space at favorable rates and to collect campaign data.

      The consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers could harm our business. This type of consolidation could eventually lead to a concentration of desirable advertising space on a very small number of networks and websites. This type of concentration could substantially impair our ability to serve advertisements if these networks or websites decide not to permit us to serve, track or manage advertisements on their websites, or if they develop ad placement systems that are not compatible with our ad serving systems. These networks or websites could also use their greater bargaining power to increase their rates for advertising space or prohibit or limit our aggregation of advertising campaign data. In addition, concentration of desirable advertising space in a small number of networks and websites could diminish the value of our advertising campaign databases, as the value of these databases depends to some degree on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites.

Sustained or repeated system failures could significantly impair our operations and lead to client dissatisfaction.

      Sustained or repeated system failures could significantly impair our operations and reduce the attractiveness of our services to our current and potential clients. The continuous and uninterrupted performance of our systems is critical to our success. Our operations depend on our ability to protect these systems against damage from fire, power loss, water damage, earthquakes, telecommunications failures, viruses, vandalism and other malicious acts and similar unexpected adverse events. Clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them. In particular, the failure of our ad serving systems, including failures that delay or prevent the delivery of targeted advertisements to websites and advertising networks, could reduce client satisfaction and damage our reputation.

      Our services are substantially dependent on certain systems provided by third parties over whom we have little control. Interruptions in our services could result from the failure of telecommunications providers and other third parties to provide the necessary data communications capacity in the time frame required. Our ad serving systems and computer hardware are primarily located in the Seattle, Washington metropolitan area and in Weehawken, New Jersey, Dallas, Texas and London, England at facilities operated by Savvis, Inc. and MCI Worldcom Communications, Inc. Additionally, Speedera Networks Inc. provides content delivery for us at its facilities. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend upon Internet service providers that provide access to our services. In the past, we have occasionally experienced significant difficulties delivering advertisements to Internet advertising networks and websites due to system failures unrelated to our own systems. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could impair our ability to deliver advertisements and harm our business.

Clients may attempt to prohibit us from providing services to their competitors, limiting our business opportunities.

      To use our services more effectively, clients often provide us with confidential business and marketing information. Many companies are wary of third parties having access to this information, because access by third parties increases the risk that confidential business and marketing information may become known, even if unintentionally, to these companies’ competitors. These confidentiality concerns may prompt our clients to attempt to contractually prohibit us from managing the Internet advertising campaigns of their competitors. Limitation of our client base in a particular industry in this manner could limit the growth of our business.

Legislation, regulations or standards may be adopted or amended that could impair our ability to provide our services to clients or otherwise harm our business.

      Legislation, regulations or standards may be adopted or amended that could impair our ability to provide our services to clients or otherwise harm our business. The legal and regulatory environment governing the Internet and Internet advertising is uncertain and may change. Laws, regulations and standards may be adopted or amended covering issues such as privacy, pricing, acceptable content, consumer protection and quality of products and services on the Internet. These laws, regulations and standards could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising medium. Also, due to the global nature of the Internet, it is possible that multiple federal, state or foreign jurisdictions might inconsistently regulate our activities or the activities of advertising networks or websites. Any of these developments could harm our business.

      In addition, laws, regulations and standards may be adopted or amended relating to the taxation of our services. We received reporting instructions from Washington State tax authorities that require us to pay Washington State business and occupation tax on the media we purchase on behalf of our clients. We expect to assert administrative remedies with the Washington State tax authorities and evaluate tax strategies that might allow deduction of media purchases in connection with the measure of business and occupation tax. If these efforts are not successful, this business and occupation tax requirement, and any other tax-related requirements, could substantially increase our cost of conducting business.

      In conjunction with third-party contractors, our service offerings include email advertising and marketing services. The market for email advertising and marketing in general is vulnerable to the negative public perception associated with unsolicited email. Federal, state and foreign governments have enacted legislation, including the CAN-SPAM Act of 2003 that limits or prohibits the use of unsolicited email and imposes liability on those that assist sending such email. The Federal Trade Commission, under the CAN-SPAM Act, is commencing rulemaking that may further limit the use of email for advertising. Government action, public perception or press reports related to solicited or unsolicited email could reduce the overall demand for email advertising and marketing in general and our email services in particular. The negative public perception surrounding providers and users of email advertising, which may include us and our clients, may also lead third party vendors and/or partners to choose not to work with us, or to discontinue current relationships. In addition, although our email delivery program is based on the email addressee’s consent or other indication of willingness to receive such email where required by law, it is possible that laws, regulations or standards may be adopted or amended that may require us to change or discontinue our current practices or may subject us to liabilities. Furthermore, we may be the target of lawsuits or enforcement actions if a plaintiff or government agency believes that legal requirements regarding the delivery of email have not been followed by us, our clients or a third-party contractor or that emails have been received contrary to the email addressee’s wishes. Any of these circumstances could harm our business.

We may not be able to adapt to rapidly changing Internet technology trends and evolving industry standards.

      The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands, particularly in the areas of search marketing and rich media. The introduction of new products and services embodying new technologies and the emergence of new industry standards may render our services obsolete. Our future success will depend on our ability to adapt to rapidly changing technologies, enhance our existing Internet advertising services and develop and introduce a variety of new services to address our clients’ changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our services. In addition, any new services or enhancements must meet the requirements of our current clients and must achieve market acceptance. Material delays in introducing new services and enhancements may cause clients to discontinue use of our services and to use the services of our competitors.

Our stock price has been and may continue to be volatile.

      The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended March 4, 2005, the closing price of our common stock ranged from $7.56 to $11.06 per share. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

•	releases to the public of financial and other information about companies we have acquired;

•	quarterly variations in our operating results;

•	announcements by us or our competitors of new products or services, significant contracts, acquisitions or business relationships with other companies;

•	publicity about our company, our services, our competitors or Internet advertising in general;

•	additions or departures of key personnel;

•	acquisitions or losses of significant clients;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of other publicly traded companies in general and, in particular, those that are Internet or advertising related.

      In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been the subject of securities class action litigation in the past and may be the target of additional lawsuits in the future. Any securities class action litigation against us could result in substantial costs and divert our management’s attention from business concerns, which could harm our business.

We have significant debt as a result of the sale of convertible notes.

      As of June 30, 2004, we had no outstanding debt. In August and September 2004, we incurred $80.0 million of indebtedness through the sale of convertible notes, substantially all of the proceeds of which were used to repay in full certain indebtedness incurred in connection with the closing of the acquisition of SBI.Razorfish in July 2004. As a result of this indebtedness, we have substantial principal and interest payment obligations, which we previously did not have. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We may need additional financing in the future, which we may be unable to obtain.

      We may need additional funds to finance our operations in the future, as well as to enhance our services, respond to competitive pressures or acquire complementary businesses or technologies. We may be unable to obtain financing on terms favorable to us, if at all. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, this may reduce the percentage ownership of our existing shareholders, and these securities might have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We rely on strategic relationships that could be terminated easily.

      In the website design and development portion of our digital marketing services, we have a number of strategic relationships with leading hardware and software companies. The loss of any one of these strategic relationships would deprive us of the opportunity to gain early access to leading-edge technology, cooperatively market products with the vendor, cross-sell additional services and gain enhanced access to vendor training and support. Maintenance of our strategic relationships is based primarily on an ongoing mutual business opportunity and a good overall working relationship. The legal contracts associated with these relationships would not be sufficient to force the strategic relationship to continue effectively if the strategic partner wanted to terminate the relationship. In the event that any strategic relationship is terminated, our business may be negatively affected.

The infringement or misuse of intellectual property rights could harm our business.

      We regard our intellectual property rights, such as copyrights, trademarks, trade secrets, practices and tools, as important to our success. To protect our intellectual property rights, we rely on a combination of trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, acquisition targets and others. Effective trademark, copyright and trade secret protection may not be available in every country in which we intend to offer our services. The steps we have taken to protect our intellectual property rights may not be adequate, third parties may infringe or misappropriate our intellectual property rights and we may not be able to detect unauthorized use and take appropriate steps to enforce our rights.

If we do not perform to our clients’ expectations, we face potential liability.

      Many of our consulting engagements regarding website design and development in our digital marketing services business involve the development, implementation and maintenance of applications that are critical to the operations of our clients’ businesses. Our failure or inability to meet a client’s expectations in the performance of its services could injure our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for the failure. In addition, we possess technologies and content that may include confidential or proprietary client information. Although we have implemented policies to prevent this client information from being disclosed to unauthorized parties or used inappropriately, any unauthorized disclosure or use of this information could result in a claim for substantial damages. Contractual damages limitation provisions that we attempt to implement to limit our damages from negligent acts, errors, mistakes or omissions in rendering professional services may not be enforceable or may not otherwise protect us from liability for damages.

Many of our engagements are complicated projects that involve the use of new technology, which may make it difficult for us to perform to the satisfaction of our clients.

      Clients often hire us for complex development engagements that they cannot complete themselves. These projects often involve the use of new technology that has not been extensively tested or used in actual applications. We attempt to negotiate appropriate provisions into our professional services agreements to protect us against unexpected delays or failures caused by this new technology, but we are often unable to do so. In any event, if we fail to successfully complete projects according to the agreed upon schedule and budget, our client relationships suffer, and our business could be adversely impacted.

Our business may suffer if we have disputes over our right to reuse intellectual property developed for specific clients.

      Part of our business involves the development of software applications for discrete client engagements. Ownership of client-specific software is generally retained by the client, although we typically retain the right to reuse some of the applications, processes and other intellectual property developed in connection with client engagements. Issues relating to the rights to intellectual property can be complicated, and disputes may arise that could adversely affect our ability to reuse these applications, processes and other intellectual property. These disputes could damage our relationships with our clients and our business reputation, divert our management’s attention and have a material adverse effect on our business.

Our business may be harmed if we fail to accurately estimate the cost, scope, expectations or duration of a fixed fee engagement or fail to communicate changes to specifications to our clients.

      The website design and development portion of our digital marketing services business performs some of its services on a fixed fee basis. Because of the complexity of many of these fixed fee engagements, accurately estimating the cost, scope, expectations and duration of a particular fixed fee engagement can be a difficult task. If we fail to appropriately structure one or more fixed fee engagements, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on a fixed fee engagement, this could harm our reputation and result in a loss on the engagement.

Our billable employees may be underutilized if clients do not retain our services, which could reduce our revenues and margins.

      The website design and development portion of our digital marketing services business derives much of its revenue from projects that use billable employees. If clients who use our services fail to retain us for future projects or if clients or prospective clients delay planned projects, we may be unable to quickly reassign billable employees to other engagements so as to minimize under-utilization of these employees. This under-utilization could reduce our revenues and gross margins.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal controls. These Sarbanes-Oxley requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our directors, officers and other personnel. We are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls we could be subject to regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective.

Risks Related to the Notes

We have significant debt as a result of the sale of the notes.

      As of June 30, 2004, we had no outstanding debt. In connection with the closing of the acquisition of SBI.Razorfish on July 27, 2004, we incurred $75.0 million of indebtedness by issuing convertible notes to former shareholders of SBI.Razorfish. In August and September 2004, in connection with the initial sale of the notes covered by this prospectus, we incurred $80.0 million of indebtedness, the proceeds of which were used to repay the indebtedness incurred in the acquisition of SBI.Razorfish in full with the proceeds remaining after such repayment being used for general corporate purposes. As a result of this indebtedness, we have substantial principal and interest payment obligations, which we previously did not have. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Your right to receive payment is junior to certain other existing and future indebtedness.

      The notes are unsecured and subordinated in right of payment to all of our existing and future Senior Debt, as that term is defined in the indenture and used in this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture or specific other events, our assets will be available to pay obligations on the notes only after all Senior Debt has been paid in full in cash or cash equivalents. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our direct and indirect subsidiaries. The indenture does not prohibit or limit the incurrence of indebtedness and other liabilities by us or our subsidiaries. We and our subsidiaries are not prohibited from incurring substantial additional indebtedness in the future under the terms of the indenture. Our incurrence of additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we and our subsidiaries will incur additional indebtedness, including Senior Debt.

      In addition, all payments on the notes will be blocked in the event of a payment default on our Senior Debt and may be blocked for up to 179 days in the event of certain non-payment defaults on Senior Debt that has been expressly declared Designated Senior Debt by us and the senior creditor holding such debt.

      In the event of a bankruptcy, liquidation or reorganization relating to us, holders of the notes will participate with trade creditors and all other holders of pari passu indebtedness in the assets remaining after we have satisfied all of the Senior Debt. We may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of Senior Debt.

We may be unable to purchase the notes upon a change of control.

      If a change of control of us occurs, we will have to offer to purchase the notes at their principal amount, together with all accrued and unpaid interest and liquidated damages, if any, and the make whole premium, if applicable. We cannot assure you that we will have sufficient funds, or that any of our other then-existing debt agreements will permit us, to purchase the notes upon a change of control. A change of control may also constitute an event of default under our Senior Debt and any other indenture or other agreement governing our then-existing indebtedness and could prevent us from purchasing the notes without first satisfying the covenants under that other indebtedness. If a change of control occurred and accelerated our other indebtedness, we cannot assure you that we would have sufficient financial resources, or be able to arrange sufficient financing, to pay the purchase price for the notes and amounts due under any other indebtedness. Our inability to purchase the notes upon a change of control would constitute an event of default under the indenture and possibly under the terms of other indebtedness that we have at the time. The change of control feature of the notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our shareholders.

The make whole premium on the notes tendered for purchase upon a change of control may not adequately compensate the holders for the lost option time value of notes.

      If a change of control occurs on or before August 31, 2009, holders of notes will be entitled, in certain circumstances, to a make whole premium in respect of notes tendered for purchase or converted in connection with the change of control. The amount of the make whole premium will be determined based on the date on which the change of control becomes effective and the share price of the common stock when the transaction constituting the change of control occurs, as described below under “Description of the Notes — Description of the Make Whole Premium.” While the make whole premium is designed to compensate the holders of notes for the lost option time value of notes as a result of a change of control, the amount of the make whole premium is only an approximation of the lost value and may not adequately compensate the holders for such loss. In addition, if a change of control occurs after August 31, 2009, or if the share price of common stock at the time of the transaction constituting the change of control is less than $8.80 or more than $69.00, no make whole premium entitlement will arise.

There is no public market for the notes.

      The notes are an issue of securities for which there is currently no public market. Although the initial purchaser of the notes, Thomas Weisel Partners LLC, has advised us that it may make a market in the notes, it is not obligated to do so. The initial purchaser could stop making a market in the notes at any time without notice. In addition, its market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, a market for the notes may not develop, and any market that develops may not last. We do not intend to apply for listing of the notes on any securities exchange or other stock market. No notes resold under this prospectus will be eligible for trading on The PORTALSM Market. We cannot assure you that an active trading market for the notes will develop, nor can we ascertain how liquid such a market will be if it does develop.

      If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors.

The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.

      We expect that the market price of the notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to the factors outlined above in “Our stock price has been and may continue to be volatile.”

The notes may not be rated or may receive a lower rating than anticipated.

      We believe that it is unlikely that the notes will be rated. If, however, one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus contains forward-looking statements, which provide our expectations or forecasts of future events. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Summary,” “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

      Words such as “believes,” “anticipates” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholders of the notes or the underlying shares of common stock issuable on conversion of the notes.

DETERMINATION OF OFFERING PRICE

      The notes were originally issued at a price of 100% of their principal amount.

SELLING SECURITYHOLDERS

      We originally issued $70.0 million of the notes in a private placement to the initial purchaser, Thomas Weisel Partners LLC, on August 24, 2004, and an additional $10.0 million of the notes to the initial purchaser on September 20, 2004. The initial purchaser resold the notes to the purchasers, including the selling securityholders listed below, in transfers exempt from registration pursuant to Rule 144A of the Securities Act. As used in this prospectus, the term “selling securityholders” includes their transferees, pledgees, donees and successors. Selling securityholders may from time to time offer and sell any or all of the notes and the shares of common stock issuable upon conversion of the notes pursuant to this prospectus.

      The following table sets forth certain information concerning the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time under this prospectus by the selling securityholders named in the table. We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify such information. This table only reflects information regarding selling securityholders who have provided us with such information. We expect that we will update this table as we receive more information from holders of the notes that have not yet provided us with their information. We will amend this prospectus to include selling securityholders not named as of the date hereof or supplement this prospectus to include information regarding certain transferees of named selling securityholders in each case upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

      The number of shares of common stock issuable on conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 77.04 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time.

      The percentages of shares of common stock beneficially owned and being offered are based on the number of our shares of common stock that were outstanding as of March 10, 2005. Because the selling securityholders may offer all or some portion of the notes or the shares of common stock issued on conversion of the notes pursuant to this prospectus, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the shares of common stock offered by this prospectus pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings. As of March 10, 2005, we had $80.0 million in principal amount of the notes and 62,815,299 shares of common stock outstanding.

      Based on the information provided to us by the selling securityholders, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

			Shares of Common Stock
	Principal Amount of Notes
			Number		Number
	Beneficially		Beneficially		Beneficially	Percentage
	Owned and	Percentage	Owned Prior	Number	Owned	Outstanding
	Offered	of Notes	to the	Offered	Following the	Following
Name(1)	Hereby	Outstanding	Offering(2)	Hereby(3)	Offering(4)	the Offering

AHFP Context	$115,000	* %	—	8,859	—	—%
BNP Paribas Equity Strategies, SNC	1,347,000	1.7	—	103,772	—	—
Celebrity IAM Ltd	2,450,000	3.1	—	188,748	—	—
Citadel Credit Trading Ltd.	800,000	1.0	—	61,632	—	—
Citadel Equity Fund Ltd.	9,200,000	11.5	—	708,768	—	—
CNH CA Master Account L.P.	2,250,000	2.8	—	173,340	—	—
Context Convertible Arbitrage Fund L.P.	800,000	1.0	—	61,632	—	—
Context Convertible Arbitrage Offshore, Ltd.	2,200,000	2.8	—	169,488	—	—
CooperNeff Convertible Strategies (Cayman) Master Fund	726,000	*	—	55,931	—	—
CSS, LLC	2,500,000	3.1	—	192,600	—	—
Descartes Offshore Ltd.	4,450,000	5.6	—	342,828	—	—
Descartes Partners L.P.	1,600,000	2.0	—	123,264	—	—
DKR SoundShore Oasis Holding Fund Ltd.	3,200,000	4.0	—	246,528	—	—
DKR SoundShore Opportunity Holding Fund Ltd.	4,950,000	6.2	—	381,348	—	—
DKR SoundShore Strategic Holding Fund Ltd.	800,000	1.0	—	61,632	—	—
Grace Convertible Arbitrage Fund, Ltd.	4,250,000	5.3	—	327,420	—	—
Lyxor/ Context Fund, Ltd.	375,000	*	—	28,890	—	—
Lyxor/ Convertible Arbitrage Fund LTD.	173,000	*	—	13,327	—	—
Man Convertible Bond Master Fund, Ltd	7,480,000	9.4	—	576,259	—	—
Mohican VCA Master Fund Ltd.	1,200,000	1.5	—	92,448	—	—
National Bank of Canada	325,000	*	—	25,038	—	—
Polaris Vega Fund	2,350,000	2.9	—	181,044	—	—
Radcliffe SPC, Ltd, for and on behalf of the Class A Convertible Crossover Segregated Portfolio	8,000,000	10.0	—	616,320	—	—
Ritchie Convertible Argitrage Trading	800,000	1.0	—	61,632	—	—
Royal Bank of Canada	200,000	*	—	15,408	—	—
S.A.C. Arbitrage Fund, LLC	4,000,000	5.0	219,520	308,160	219,520	*

			Shares of Common Stock
	Principal Amount of Notes
			Number		Number
	Beneficially		Beneficially		Beneficially	Percentage
	Owned and	Percentage	Owned Prior	Number	Owned	Outstanding
	Offered	of Notes	to the	Offered	Following the	Following
Name(1)	Hereby	Outstanding	Offering(2)	Hereby(3)	Offering(4)	the Offering

Singlehedge US Convertible Arbitrage Fund	270,000	*	—	20,800	—	—
St. Thomas Trading, Ltd	3,520,000	4.4	—	271,180	—	—
Sterling Invest. Co.	2,000,000	2.5	—	154,080	—	—
Sturgeon Limited	234,000	*	—	18,027	—	—
Sunrise Partners Limited Partnership	3,650,000	4.6	120,000	281,196	120,000	*
Univest Convertible Arbitrage Fund II Ltd.	100,000	*	—	7,704	—	—
Wolverine Convertible Arbitrage Fund, Ltd.	2,000,000	2.5	—	154,080	—	—

Subtotal	78,315,000	97.9	339,520	6,033,383	339,520	*
Any other holder of notes or future transferee, pledge, donee or successor of any holder not named herein(5)(6)	1,685,000	2.1	N/A	129,812	N/A	N/A

Total	80,000,000	100		6,163,195

*	Less than 1%.

(1)	Also includes any sale of the notes and the underlying shares of common stock by transferees, pledgees, donees or other successors in interest that receive such securities by gift, partnership distribution or other non-sale-related transfer from the named selling securityholders.

(2)	Figures in this column do not include the shares of common stock issuable on conversion of the notes that are listed in the column entitled “Number Offered Hereby.”

(3)	Assumes conversion of all of the holder’s notes at a conversion rate of 77.04 shares of common stock per $1,000 of principal of the notes and the subsequent offer for sale of all shares of common stock issuable on conversion of the notes. However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of shares of common stock issuable on conversion of the notes may increase or decrease in the future. Under the terms of the indenture, we are not required to issue fractional shares of common stock upon conversion of the notes and, in lieu thereof, will pay cash. As a result, the subtotal and total number of shares offered are reduced by the amount of shares we anticipate we will not be required to issue.

(4)	Assumes sale, transfer or other disposition of all shares of common stock issuable on conversion of the notes.

(5)	Information about other selling securityholders will be set forth in post-effective amendments to this prospectus, if required.

(6)	Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of notes, do not beneficially own any shares of common stock other than the shares of common stock issuable on conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

      The selling securityholders may sell the notes and the shares of common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the type of transaction involved.

      The notes and the common stock into which the notes are convertible may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (a) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or services or in the over-the-counter market or (d) through the writing of options. In connection with the sale of the notes and the common stock into which the notes are convertible, the selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or the common stock and deliver such securities to close out such short positions, or loan or pledge the notes or the common stock to broker-dealers that in turn may sell such securities.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities and Exchange Act of 1934, as amended (the Exchange Act). If the notes or the underlying common stock is sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible will be the purchase price of the notes or common stock less discounts and commissions, if any. We will not receive any of the proceeds from this offering.

      Our common stock is quoted on Nasdaq under the symbol “AQNT.” No notes resold under this prospectus will be eligible for trading in The PORTALSM Market. We do not intend to list the notes for trading on any national securities exchange or on Nasdaq, and can give no assurance about the development of any trading market for the notes.

      The securities laws of certain states may require that the notes and the common stock into which the notes are convertible can only be sold in such jurisdictions through registered or licensed brokers or dealers. In addition, in certain states, the notes and the common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale in such state or an exemption for such registration or qualification requirement is available and is complied with.

      Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Act and the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold under Rule 144, Rule 144A or Regulation S rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

      To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers purchased the notes outside the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

      We entered into a registration rights agreement for the benefit of holders of the notes to register the resale of their notes and the common stock into which the notes are convertible under applicable federal securities laws under certain circumstances and at certain times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and our respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and the common stock, provided that each selling securityholder will be responsible for paying the transfer taxes, if any, and all commissions and discounts of underwriters, broker-dealers or agents.

DESCRIPTION OF NOTES

      We issued the notes under an indenture dated August 24, 2004 between us and BNY Western Trust Company, as trustee, and are registering the resale of the notes and the common stock underlying the notes on a shelf registration statement, of which this prospectus is a part, pursuant to a registration rights agreement with the initial purchaser. The following summarizes some, but not all, provisions of the notes, the indenture and the registration rights agreement between us and the holders of the notes. Copies of the indenture and registration rights agreement are included as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indenture and the registration rights agreement because the indenture and the registration rights agreement, and not this description, define your rights as a holder of the notes.

General

      The notes are:

•	general, unsecured, senior subordinated obligations of us limited to an aggregate principal amount of $80,000,000 and subordinated to all our existing and future Senior Debt as defined below under “Ranking”;

•	effectively subordinated to all liabilities, including trade payables, of our subsidiaries;

•	other than as described above, ranked on parity in right of payment with all our existing and future unsecured debt;

•	convertible at your option into shares of our common stock at an initial rate of 77.04 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $12.98 per share, subject to adjustment upon certain events as described below under “Conversion Rights”;

•	redeemable at our option, from time to time and in whole or in part, on or after August 15, 2009, subject to the conditions described below under “Optional Redemption,” at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date;

•	subject to repurchase by us at your option, in whole or in part, on August 15, 2009, August 15, 2014 or August 15, 2019, at a purchase price of 100% of the principal amount plus accrued and unpaid interest and any additional interest to, but excluding, the repurchase date, payable, at our option, in cash or shares of our common stock or a combination of cash and such shares;

•	subject to repurchase by us at your option if a change of control, as defined in the indenture, occurs at a price of 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date, plus, if applicable, the make whole premium; and

•	due on August 15, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option as noted above.

      The notes are in denominations of $1,000 and integral denominations of $1,000 in fully registered form.

      The notes will bear interest at an annual rate of 2.25% on the principal amount from August 24, 2004, or from the most recent date to which interest has been paid. We will pay interest in arrears on February 15 and August 15 of each year, commencing on February 15, 2005. Interest will be payable to each holder of record at the close of business on February 1 and August 1 (whether or not a business day) immediately preceding each respective interest payment date, except that interest payable upon redemption, unless the date of redemption is an interest payment date, will be payable to persons to whom principal is payable. Each payment of interest on the notes will include interest accrued through the day prior to the applicable interest payment date or the date of maturity (or earlier repurchase, redemption or, in some circumstances, conversion), as the case may be. Any payment of principal and interest scheduled to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

      We will pay principal, interest and premium, if any, and satisfy the make whole premium, if applicable, on global notes to DTC in immediately available funds. We will pay interest prior to maturity on:

•	definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these notes, and

•	definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these notes.

      We will pay principal, interest and premium, if any, at maturity on definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

      The indenture does not contain any financial covenants and does not generally restrict us from paying dividends, incurring Senior Debt or any other indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of us, except to the extent described under “Repurchase at Option of Holders Upon a Change of Control” below.

      You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which will initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see “Form, Denomination and Registration.”

Conversion Rights

      You may convert your notes into shares of our common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date unless your notes have been previously redeemed or repurchased. If you have submitted your notes for repurchase, you may convert your notes only if you withdraw your repurchase election. Your right to convert a note called for redemption or delivered for repurchase terminates at the close of business on the business day prior to the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase. You may convert notes only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount.

      The initial conversion rate for the notes is 77.04 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $12.98 per share. The conversion price and, as a result, the conversion rate are subject to adjustment in certain events, as described below.

      You may convert all or part of any note by delivering the note at the corporate trust office of the trustee, initially BNY Western Trust Company, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

      As promptly as practicable on or after the conversion date, we will deliver to the trustee a certificate or certificates for the number of our full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate(s) will then be sent by the trustee to our transfer agent, for delivery to the holder of the note being converted. Shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable. A holder otherwise entitled to a fractional common share upon conversion of the notes will receive cash in an amount equal to the market value of that fractional share based upon the closing price of our common stock on the business day immediately preceding the conversion date.

      Except as described below, if you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the second business day following the next succeeding interest payment date.

      See “Certain United States Federal Income Tax Considerations” for the treatment of the conversion of the notes for tax purposes. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

      Owners who hold beneficial interests in the notes through participants or indirect participants who desire to convert their interests into shares of our common stock should contact their brokers or the participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. To convert beneficial interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. If you hold definitive notes, you may convert all or part of any note by delivering the note to the office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered and all of the following requirements are satisfied. To convert a definitive note, you must:

•	complete and execute the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described above; and

•	pay all taxes or duties, if any, as described above.

      The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of our common stock into which the notes are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

      We will adjust the conversion price (as well as the table of make whole premiums described below under “Description of the Make Whole Premium”) for certain events, including:

(1) issuances of shares of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions and combinations of our common stock;

(3) issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

(4) distributions to all holders of our common stock of additional common stock (other than dividends, distributions, rights and warrants referred to in clauses (1) and (3) above on our common stock), evidences of our indebtedness or assets, including securities, but excluding:

(A) any dividends or distributions in connection with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration as described below, or

(B) any dividends or distributions paid exclusively in cash;

(5) dividends or distributions consisting exclusively of cash to all holders of our common stock; and

(6) purchases of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to all holders of our common stock to the extent that the same involves an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender or exchange offer by us or any of our subsidiaries made to all holders of our common stock expiring within the 12 months preceding such tender or exchange offer for which no adjustment has been made, exceeds 5% of our market capitalization on the expiration of such tender or exchange offer.

      However, adjustment is not necessary if holders participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our board of directors determines to be fair and appropriate, or in some other cases specified in the indenture.

      To the extent that we have a rights plan in effect upon conversion of the notes into shares of our common stock, you will receive, in addition to the shares, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions. No adjustments to the conversion price will be made due to such a rights plan, except in limited circumstances.

      We will not make an adjustment in the conversion price unless it would require a change of at least 1% in the conversion price in effect at such time. Any adjustment not made will be taken into account in any subsequent adjustment. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

      If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination but including as a result of a compulsory share exchange), or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive shares, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the notes may convert the notes into the consideration they would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

      If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, including an adjustment at our option, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Certain United States Federal Income Tax Considerations,” below for more information.

      We may, from time to time and to the extent permitted by law and consistent with Nasdaq requirements regarding shareholder approval prior to issuance of securities convertible into more than 20% of our outstanding shares, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we will give at least 15 days’ notice of such decrease, if our board of directors has made the determination that such decrease would be in our best interests, which determination shall be conclusive. We may make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes.

Optional Redemption

      We may not redeem the notes before August 15, 2009. On or after August 15, 2009, we may redeem the notes on at least 30 days’ but not more than 60 days’ notice to the holders of the notes, in whole at any time or in part from time to time, at 100% of their principal amount, together with accrued and unpaid interest to, but excluding, the redemption date.

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Purchase at Option of the Holder

      You have the right to require us to purchase your notes on August 15, 2009, August 15, 2014 or August 15, 2019. The purchase price payable for a note will be equal to 100% of its principal amount plus accrued and unpaid interest and additional interest, if any, to, but excluding, the repurchase date. We may, at our option, pay the purchase price in cash, shares of our common stock or a combination of cash and such shares. We will be required to purchase any outstanding notes for which you deliver a written purchase notice to the paying agent, which will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the notes listed on the notice. Our repurchase obligation will be subject to certain additional conditions.

      The purchase notice must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, such information as is required for your purchase notice to comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which must be in integral multiples of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

      You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, such information as is required for your withdrawal notice to comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the purchase notice.

      We must give notice of an upcoming purchase date to all holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

      This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the note.

      Our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding notes on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

Repurchase at Option of Holders Upon a Change of Control

      If a change of control (as defined below) occurs at any time prior to the maturity of the notes, you will have the right to require us to repurchase, in integral multiples of $1,000 of principal amount, any or all of your notes not previously called for redemption. Upon a change in control, we will repurchase such notes at 100% of the principal amount to be repurchased, interest accrued and unpaid to, but excluding, the repurchase date, plus the make whole premium, if applicable. See “Description of Make Whole Premium” below. If the repurchase date falls after an interest record date and before the corresponding interest payment date, interest will be paid to the record holder of the notes. The repurchase date must be within 45 days after the date we give notice of a change of control.

      We will mail to you a notice of the occurrence of a change of control and of your resulting repurchase right arising as a consequence of the change of control within 30 days after we become aware of the occurrence of such change of control. To exercise the repurchase right, you must deliver on or before the first day before the repurchase date irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which your right is being exercised.

      A “change of control” means an event or series of events in which:

•	any “person,” including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, of our capital shares entitling that person to exercise more than 50% of the total voting power of all our capital shares entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	we consolidate with or merge into any other corporation or business entity or convey or transfer or lease all or substantially all of our assets to any other person, corporation or business entity or any other corporation or business entity merges into us (except solely to the extent necessary to reflect a change in our jurisdiction of incorporation), and in any such case our shareholders immediately before such transaction own, directly or indirectly, less than 50% of the combined voting power of the outstanding voting securities of the surviving or transferee corporation or business entity resulting from such transaction;

provided that a change of control shall not be deemed to occur if at least 90% of the consideration in the change of control transaction consists of common stock traded primarily on a national securities exchange or quoted primarily on Nasdaq, and as a result the notes become convertible solely into such common stock.

      Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act (except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, either immediately or with the passage of time). The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

      No quantitative or other established meaning has been given to the phrase “all or substantially all,” which appears in the definition of change of control, by courts that have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change of control may have occurred and, accordingly, as to whether or not holders of the notes will have the right to require us to repurchase their notes.

      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

      The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

      Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of our Senior Debt. We do not assure that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture. Any such default may, in turn, cause a default under Senior Debt that we have incurred or that we may incur in the future. Senior Debt is described more fully under “Ranking” below.

Description of the Make Whole Premium

      If a change of control occurs on or before August 31, 2009, holders of notes will be entitled to a make whole premium upon the repurchase of notes as described above under “Repurchase at Option of Holders Upon a Change of Control” or in connection with the conversion of notes described under “Conversion Rights” during the Change of Control Conversion Period (as defined in the indenture).

      Holders will not be entitled to the make whole premium if the stock price (as defined below) is less than $8.80 or more than $69.00 (subject to adjustment).

      The make whole premium will be a percentage of the principal amount of the notes being purchased. The make whole premium will be determined by reference to the table below and will be based on (a) the date on which the change of control becomes effective and (b) the stock price.

      For these purposes, the stock price will be the price paid per share of common stock in the transaction constituting the change of control. If holders of our shares of common stock receive only cash in that transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the current market price.

      We will satisfy the make whole premium in shares of our common stock or, in certain circumstances, the consideration into which all or substantially all of our common stock has been converted in connection with the change of control. We also will pay cash in lieu of any fractional shares. If holders of our common stock have the right to elect the form of consideration received in a change of control, then, for purposes of the foregoing, the consideration into which a share of common stock has been converted shall be deemed to equal the aggregate consideration distributed in respect of all shares of common stock divided by the total number of shares of common stock participating in the distribution.

      The value of the consideration to be delivered in respect of the make whole premium will be delivered on the repurchase date, and calculated as follows:

•	securities (including our common stock) that are traded on a national securities exchange or quoted primarily on Nasdaq or any similar system of automated dissemination of quotation of securities prices will be valued based on the average closing sale price on the 10 trading days prior to, but excluding, the date of the change of control;

•	other securities, assets or property (other than cash) which holders of our common stock will have the right to receive will be valued based on the average of the fair market value of such securities, assets or property as determined by two independent nationally recognized investment banks selected by us; and

•	100% of any cash which holders of our common stock will have the right to receive.

      The stock prices set forth in the first row of the following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately before that adjustment of the conversion rate multiplied by a fraction, the numerator of which is the conversion rate immediately before the adjustment giving rise to the stock price adjustment, and the denominator of which is the conversion rate as so adjusted.

      The following table sets forth the make whole premiums (table in percentages).

	Stock Price on Date of Change of Control
Effective Date of
Change of Control	$8.80	$10.25	$11.25	$12.00	$13.75	$15.50	$17.25	$34.50	$69.00

September 1, 2004	0	4.8%	10.3%	16.2%	22.8%	19.9%	17.7%	8.3%	0
September 1, 2005	0	3.8%	9.4%	15.0%	20.9%	18.3%	16.3%	7.0%	0
September 1, 2006	0	3.0%	8.3%	13.8%	19.1%	16.4%	14.2%	5.5%	0
September 1, 2007	0	2.4%	7.2%	12.3%	17.1%	14.1%	11.8%	3.9%	0
September 1, 2008	0	1.6%	5.7%	10.3%	14.0%	10.8%	8.5%	2.2%	0
September 1, 2009	0	0	0	0	0	0	0	0	0

      The exact stock price and date of the change of control may not be in the table, in which case, if the stock price is:

•	between two stock price amounts on the table or the date of the change of control is between two dates on the table, the make whole premium will be determined by straight-line interpolation between the make whole premium amounts provided for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

•	more than $69.00 per share (subject to adjustment), no make whole premium will be paid; and

•	less than $8.80 (subject to adjustment), no make whole premium will be paid.

Ranking

      The notes are, to the extent set forth in the indenture, subordinate in right of payment to the prior payment in full in cash or cash equivalents of all Senior Debt. Our subsidiaries are not guaranteeing our obligations under the notes, and consequently the notes are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. The notes rank equally in right of payment with all of our other existing and future liabilities that are not otherwise subordinated in favor of the notes. The notes rank senior in right of payment to all indebtedness that by its terms is expressly subordinate to the notes.

      The term “Senior Debt” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes;

•	any indebtedness we owe to any of our majority-owned subsidiaries; and

•	the notes.

      The term “Designated Senior Debt” as it is used in this prospectus means any Senior Debt that we and the senior creditor holding such debt expressly declare to be Designated Senior Debt.

      The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, letters of credit, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

      Upon any payment or distribution of our assets or securities to creditors of any kind or character, whether in cash, property or securities, in connection with any dissolution or winding up or total or partial liquidation or reorganization of us, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, the holders of Senior Debt will first be entitled to receive payment in full in cash or cash equivalents of principal of (and premium, if any) and interest on such Senior Debt (whether or not allowed in such proceeding) before the holders of notes are entitled to receive any payment of principal of (and premium, if any) and interest on the notes or on account of the purchase or redemption or other acquisition of notes by us or any of our subsidiaries. In the event that the trustee or the holder of any note receives any payment or distribution of our assets of any kind or character (excluding shares of our common stock or securities provided for in a plan of reorganization or readjustment which are subordinate in right of payment to all Senior Debt to substantially the same extent as the notes are so subordinated) before all the Senior Debt is paid in full in cash or cash equivalents, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other person making payment or distribution of our assets for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full in cash or cash equivalents.

      We may not make any payments on account of the notes or on account of the purchase or redemption or other acquisition of notes if there shall have occurred and be continuing a default in the payment of principal of (or premium, if any) or interest on Senior Debt (including upon any acceleration of the maturity thereof) when due (a “Senior Payment Default”). In addition, if any default (other than a Senior Payment Default) with respect to any Designated Senior Debt permitting, or which with the giving of notice or lapse of time (or both) would permit, the holders thereof (or a trustee on behalf thereof) to accelerate the maturity thereof (a

“Senior Non-monetary Default”) has occurred and is continuing and we and the trustee have received written notice thereof from an authorized person on behalf of any such Designated Senior Debt, then we may not make any payments on account of the notes or on account of the purchase or redemption or other acquisition of notes for a period (a “blockage period”) commencing on the date we and the trustee receive such written notice and ending on the earlier of (a) 179 days after such date or on the date on which the trustee receives notice from any authorized person on behalf of any such Designated Senior Debt rescinding such notice and (b) the date, if any, on which the Designated Senior Debt to which such default relates is discharged or such default is waived or otherwise cured, provided that no other default then exists except, in each case, any acceleration of the Designated Senior Debt.

      Not more than one blockage period may be commenced during any period of 360 consecutive days. There must be 180 consecutive days in any 360-day period in which no blockage period is in effect. No event of default that existed or was continuing on the date of the commencement of any blockage period with respect to the Designated Senior Debt initiating such blockage period may be used as the basis for the commencement of a second blockage period by the representative for, or the holders of, such Designated Senior Debt, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. However, any action occurring after the date of commencement of such blockage period that would give rise to an event of default will constitute a new event of default even if the basis for the default is a provision under which an event of default previously existed or was continuing.

Events of Default

      Each of the following will constitute an event of default under the indenture:

(1) our failure to pay when due the principal of or premium, if any, or make whole premium, if applicable, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) our failure to pay an installment of interest (or liquidated damages, if any, as defined in the registration rights provisions discussed below) on any of the notes for 30 days after the date when due;

(3) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(4) a default under any indebtedness for money borrowed by us or any of our subsidiaries, the aggregate outstanding principal amount of which is in an amount in excess of $10 million, which default:

•	is caused by a failure to pay when due principal on such indebtedness by the end of the applicable grace period, unless such indebtedness is discharged, or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled;

(5) certain events of bankruptcy or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (within the meaning of Rule 1-02(w) of Regulation S-X promulgated by the Securities and Exchange Commission); and

(6) failure to provide notice required upon a change of control.

      The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it. However, the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due, or in the payment of any redemption or repurchase obligation.

      If an event of default specified in clause (5) above occurs and is continuing with respect to us, then the principal of all the notes and the interest thereon will become immediately due and payable automatically. If an event of default occurs and is continuing with respect to us, other than with respect to clause (5) above, and the default is not cured or waived as provided under “Modifications, Amendments, Waivers and Meetings” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest. In that case, the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Except as provided below, such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding or a majority in aggregate principal amount of the notes represented at a meeting at which a quorum (as specified under “Modifications, Amendments, Waivers and Meetings” below) is present, in each case upon the conditions provided in the indenture.

      No holder of any note will have any right to pursue any remedy with respect to the indenture or the notes unless, among other things,

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to pursue the relevant remedy, and

•	the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with that request within 60 days after receipt of that request;

      However, neither the right of any holder to bring suit for the enforcement of any payment of principal, any redemption or repurchase amounts or interest in respect of those notes held by that holder on or after the respective due dates expressed in the notes, nor the right to convert will be impaired or adversely affected without that holder’s consent. Accrued but unpaid interest will be payable upon any conversion of notes made concurrently with or after acceleration of the notes following an event of default.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during an event of default, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

      We will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our assets, whether in a single transaction or series of related transactions to any person unless:

•	we are the resulting, surviving or transferee person and if we are not such person, such person (the “Successor Company”) is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the Successor Company (if not us) expressly assumes by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all of our obligations under the indenture and the notes, including the conversion rights;

•	immediately after giving effect to such transaction, no event of default exists; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the indenture and the notes.

Modifications, Amendments, Waivers and Meetings

      The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

•	complying with the SEC’s requirements in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the notes and the shares of our common stock to be delivered upon conversion of the notes under the Securities Act as contemplated by the registration rights agreement between us and the holders of the notes; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

      The indenture (including the terms and conditions of the notes) may also be modified or amended, and past defaults by us may be waived (other than a default of any payment on the notes, which may only be waived with the consent of each affected holder of notes), either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding; or

•	by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the notes represented at such meeting. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

      However, without the consent or the affirmative vote of each holder affected thereby, no modification or amendment to the indenture (including the terms and conditions of the notes) may be made which will:

•	change the maturity of the principal of or any installment of interest on any note (including any payment of additional interest);

•	reduce the principal amount of, or any premium, interest (including any payment of liquidated damages) or make whole payment on, any note;

•	change the currency of payment of any note or interest on such note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	modify our obligations to maintain an office or agency in New York City;

•	amend the repurchase option of holders upon a change of control after the occurrence of a change of control, or amend the special repurchase option of holders or the conversion rights of holders of the notes in a manner adverse to the holders; provided, that the execution of a supplemental indenture solely to permit a Successor Company to assume our obligations under the notes shall not be deemed to be adverse to the holders;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

Satisfaction and Discharge

      We may satisfy and discharge our obligations under the indenture:

•	by delivering to the trustee for cancellation all outstanding notes; or

•	by depositing with the trustee, within one year before the notes become due and payable, whether at stated maturity or any other redemption date, or within one year of the notes being scheduled for conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and all other sums payable by us under the indenture.

Repurchase and Cancellation

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

      BNY Western Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes, and may be reached at BNY Western Trust Company, Attention: Corporate Trust Department, Telephone: (213) 630-6200, Facsimile: (213) 630-6215. Mellon Investor Services LLC is the transfer agent and registrar for shares of our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

      As required under the registration rights agreement with the initial purchaser, we have filed, at our expense, a shelf registration statement with the SEC, of which this prospectus is part, covering resale of the registrable securities. We will use our reasonable efforts to cause the shelf registration statement to become effective within 180 days of the issuance of the notes and will use our reasonable efforts to keep the shelf registration statement effective until the earliest of:

•	the date when all of the registrable securities covered by the registration statement have been sold;

•	the expiration of the holding period under Rule 144(k) under the Securities Act applicable to holders that are not affiliates of us;

•	the date when all of the notes and the common stock issued upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise);

•	September 20, 2006; and

•	the date that all of the notes and the common stock issuable upon conversion of the notes are no longer deemed registrable securities within the meaning of the registration rights agreement.

      The term “registrable securities” refers to the notes and to the shares of our common stock issuable upon conversion but excludes, among other things, any such note or such share of common stock that:

•	has been effectively registered under the Securities Act and sold in accordance with the registration statement; or

•	has been transferred in compliance with Rule 144 under the Securities Act, or any successor provision thereto, or is transferable pursuant to Rule 144(k), or any successor provision thereto.

      We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of registrable securities during prescribed periods of time for business reasons, including acquisitions and divestitures of assets, pending corporate developments, filings with the SEC and similar events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 45 days in any 90-day period or a total of 90 days in any 365-day period.

      We will pay predetermined liquidated damages if the shelf registration statement is not timely made effective or if the prospectus is unavailable for periods in excess of those permitted above, or if we are required to register more than 90,000 shares of common stock held by persons or entities that are not parties to the registration rights agreement under which we are required to file the shelf registration statement. The rates at which such liquidated damages will accrue will be as follows:

•	0.25% of the aggregate principal amount of the note per annum to and including the 90th day after the registration default; and

•	0.50% of the principal amount of the note per annum from and after the 91st day after such registration default through and including the day that such default is cured.

      In no event will liquidated damages accrue at a per annum rate exceeding 0.50%. If a holder has converted some or all of its notes into shares of our common stock, and if those shares of common stock continue to be registrable securities, the holder will be entitled to receive equivalent amounts based on the conversion price in effect during the period of default.

      A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling security holder in the related prospectus;

•	may be required to deliver a prospectus to purchasers; and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

      We agreed in the registration rights agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on Nasdaq.

      We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as set forth in the registration rights agreement as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling securityholders remain responsible for all selling expenses (i.e., commissions, discounts and transfer taxes).

Form, Denomination and Registration

      Denomination and Registration. The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000.

      Global Notes; Book-Entry Form. Except as provided below, notes sold to “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”), are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      QIBs may hold their interests in a note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (“participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the note to such persons may be limited.

      QIBs who are not participants may beneficially own interests in a note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      So long as Cede & Co., as the nominee of DTC, is the registered owner of a note, Cede & Co. for all purposes will be considered the sole holder of such note. Except as provided below, owners of beneficial interests in a note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the note.

      We will pay liquidated damages as described above under “Registration Rights,” if any, and interest payments on the global notes and the repurchase price of a note to Cede & Co., as the registered owner of the note, by wire transfer of immediately available funds on each interest payment date, if any, or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable for:

•	the records relating to, or payments made on account of, beneficial ownership interests in a note; or

•	maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We have been informed that DTC’s practice is to credit participants’ accounts on a payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest. None of us, the trustee, registrar, paying agent or conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion as described below, only at the direction of one or more participants to whose account with DTC interests in the note are credited, and only in respect of the principal amount of the notes represented by the note as to which the participant or participants has or have given such direction.

      Owners who hold beneficial interests in the notes through participants or indirect participants who desire to convert their interests into shares of our common stock should contact their brokers or the participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue notes in certificated form in exchange for the existing notes.

      Definitive Notes. Definitive notes may be issued in exchange for notes represented by the global notes if we do not appoint a successor depositary as set forth above under “Global Notes; Book Entry Form” or in certain other circumstances set forth in the indenture.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue a total of 221,083,902 shares, consisting of 200,000,000 shares of common stock and 21,083,902 shares of preferred stock. The following is a summary of some of the rights and privileges pertaining to our capital stock. For a full description of our common stock and our preferred stock, you should refer to:

•	our Amended and Restated Articles of Incorporation dated March 14, 2005; and

•	our Amended and Restated Bylaws dated May 31, 2000, as further amended March 15, 2002.

Common Stock

      As of March 10, 2005 there were 62,815,299 shares of common stock outstanding held of record by approximately 400 shareholders. The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Our amended and restated articles of incorporation do not authorize cumulative voting. Our board is classified into three classes. See the section below entitled “Antitakeover Effects of Provisions of Articles of Incorporation, Bylaws and Washington Law — Election and removal of directors.” Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after paying liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      There are no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the shareholders, to issue up to 21,083,902 shares of preferred stock in one or more series. The board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of aQuantive or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Antitakeover Effects of Provisions of Articles of Incorporation, Bylaws and Washington Law

      Issuance of preferred stock. As noted above, our board of directors, without shareholder approval, has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

      Election and removal of directors. Our amended and restated articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible. At each annual meeting of shareholders, generally, terms of directors of one class expire, and the nominees for election for that class are elected to serve until the third annual meeting of shareholders following their election. Directors serve until their successors are elected and qualified or until their death, resignation or removal from office or until there is a decrease in the number of directors. Our directors can be removed from office only for cause and only by a two-thirds vote of the shareholders. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board.

      Approval for business combinations. Our amended and restated articles of incorporation require that specified business combinations, including a merger, share exchange and the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of a substantial part of our assets other than in the usual and regular course of business, be approved by the holders of not less than two-thirds of the outstanding shares, unless such a business combination has been approved by the board of directors, in which case the affirmative vote required shall be a majority of the outstanding shares.

      Shareholder meetings. Our amended and restated articles of incorporation and amended and restated bylaws provide that our shareholders may call a special meeting only upon the written request of holders of at least 25% of the outstanding shares delivered to us at least 20 days prior to the date of the meeting. Additionally, the board of directors, the chairman of the board, the chief executive officer and the president may call special meetings of shareholders.

      Requirements for advance notification of shareholder nominations and proposals. Our amended and restated bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

      Washington law. Washington law imposes restrictions on some transactions between a corporation and significant shareholders. With some exceptions, Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation” from engaging in specified “significant business transactions” with an “acquiring person.” An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. “Significant business transactions,” as defined in Chapter 23B.19, may not occur for a period of five years after the acquiring person acquires the securities, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. “Significant business transactions” include, among other things,

•	a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person,

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

      After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing

      Our common stock is quoted on Nasdaq under the symbol “AQNT.”

DESCRIPTION OF OTHER INDEBTEDNESS

      As of March 10, 2005, we had no material outstanding indebtedness other than the notes. However, we and our subsidiaries are not prohibited from incurring additional indebtedness in the future under the terms of the indenture.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes the material United States federal income and estate tax consequences relevant to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted, but does not purport to be a complete analysis of all potential tax effects. This summary is limited to holders who hold the notes or common stock as capital assets. The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and related United States Treasury regulations, administrative rulings and judicial decisions now in effect. Subsequent changes to the Code may affect the tax consequences described below.

      This discussion does not describe all the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules under United States federal income tax law, such as (1) dealers in securities or currencies, (2) financial institutions, (3) investors in partnerships or other pass-through entities, (4) tax-exempt organizations or pension plans, (5) insurance companies, (6) persons holding notes as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction, (7) U.S. Holders whose “functional currency” is not the U.S. dollar and (8) certain former citizens or residents of the United States. Furthermore, this discussion does not address alternative minimum tax considerations or tax considerations arising under the laws of any state, local or foreign jurisdiction.

      YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND OUR COMMON STOCK ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      As used in this section of the prospectus, a “U.S. Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has elected to be treated as a United States trust.

      A “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

      The United States federal income tax consequences to a holder of a note that is a partnership (or other entity taxable as a partnership for United States federal income tax purposes) generally will depend on the status of its partners and the activities of the partnership. Partners in partnerships holding the notes should consult their tax advisors with regard to the application to them of the United States federal income tax laws.

U.S. Holders

Taxation of Interest

      U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe that the notes were not issued with original issue discount.

      We may be required to make additional payments to holders of the notes as liquidated damages if we do not cause to be declared effective the registration statement or if the prospectus is unavailable in excess of certain periods, or if we are required to register more than 90,000 shares of common stock held by persons or entities that are not parties to the registration statement, as described under “Description of Notes — Registration Rights.” In addition, we may be required to satisfy a make whole premium upon the purchase or conversion of the notes in connection with a change in control, as described under “Description of Notes — Description of the Make Whole Premium.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that the possibility that we will pay liquidated damages or a make whole premium, while not free from doubt, is remote. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional interest income. If, contrary to expectations, we pay a make whole premium, we believe that such amount will be treated as additional proceeds received in connection with the repurchase or additional shares received in connection with the conversion of the notes, as applicable, as described below under “Sale, Exchange or Redemption of the Notes” and “Conversion of the Notes.”

Market Discount

      If a U.S. Holder acquires a note at a cost that is less than its principal amount, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by its principal amount multiplied by the number of complete years from the date of acquisition until maturity.

      Under the market discount rules of the Code, a U.S. Holder is required to treat any gain on the disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. Thus, principal payments and payments received upon the disposition of a note are treated as ordinary income to the extent of accrued market discount that has not been previously included in income. If a U.S. Holder disposes of a note with market discount in certain otherwise nontaxable transactions, such holder may be required to include accrued market discount as ordinary income as if the holder had sold the note at its then fair market value.

      In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

      With respect to notes with market discount, a U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred to purchase or to carry the notes. U.S. Holders may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all market discount debt instruments that a U.S. Holder acquires on or after the first day of the first taxable year to which the election applies and all market discount notes in subsequent years and is irrevocable without the consent of the Internal Revenue Service (“IRS”).

Amortizable Bond Premium

      In general, if a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the acquisition date, other than stated interest payments, such excess will constitute bond premium. Bond premium, however, will not include any premium attributable to the note’s conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there was not a conversion feature.

      A U.S. Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield to maturity basis as an offset to interest when includible in income under such holder’s regular accounting method. A U.S. Holder who elects to amortize bond premium must reduce the holder’s tax basis in the notes by the amount of premium amortized in any year. An election to amortize premium on a constant yield to maturity basis will also apply to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss such holder would otherwise recognize on disposition of the note.

Sale, Exchange or Redemption of the Notes

      A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition (other than a conversion of the note into common stock). The holder’s gain or loss will equal the difference (if any) between the proceeds received by the holder (less any proceeds attributable to accrued but unpaid interest not previously included in gross income by the U.S. Holder, which will be treated as interest taxable as discussed above) and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-

corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to significant limitations.

Conversion of the Notes

      A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference (if any) between the cash received and that portion of the holder’s adjusted tax basis in the common stock attributable to the fractional share. The holder’s aggregate tax basis in the common stock (including any fractional share for which cash is received) will equal the holder’s adjusted basis in the note. The holder’s holding period for the stock will include the period during which the holder held the note.

Dividends

      If, after a U.S. Holder converts a note into common stock, we make a distribution (including a constructive distribution) in respect of that stock, the distribution will be taxable to the U.S. Holder as a dividend, to the extent it is paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles). For taxable years beginning after December 31, 2002, subject to certain exceptions, dividends received by non-corporate taxpayers generally are taxed at the same preferential rates as long-term capital gain. Under current law, however, for taxable years beginning after December 31, 2008, dividends will be taxed as ordinary income without the benefit of such preferential rates. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction.

      The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows holders to receive more shares of common stock on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders would be treated as though they received a distribution in the form of our common stock. This constructive stock distribution could be taxable to the holders, although they would not actually receive any cash or other property. A taxable constructive stock distribution would result, for example, if the conversion price were adjusted to compensate holders for distributions of cash or property to our stockholders. Not all changes in conversion price that allow holders to receive more stock on conversion, however, increase the holders’ proportionate interests in us. For instance, a change in conversion price could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the holders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion price would be treated like distributions paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain (as discussed above).

Sale of Common Stock

      A U.S. Holder generally will recognize capital gain or loss on a sale, exchange or other disposition of our common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Backup Withholding and Information Reporting

      In general, information reporting will apply to certain payments of principal and interest (including liquidated damages) on the notes and to the proceeds from the sale of a note (including a make whole premium) or common stock paid to U.S. Holders other than certain exempt recipients. Additionally, a backup withholding tax (currently at a rate of 28%) will apply to the payments if the U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status or fails to report its full dividend and interest income or otherwise fails to comply with applicable requirements of the backup withholding rules.

      If the backup withholding applies to a U.S. Holder, the U.S. Holder may use the amounts withheld as a refund or credit against the U.S. Holder’s United States federal income tax liability, as long as the U.S. Holder timely provides certain information to the IRS.

Non-U.S. Holders

Taxation of Interest

      Subject to the discussion below concerning backup withholding, payments of interest on the notes to any Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that:

•	the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States;

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation (within the meaning of the Code) that is related to us directly or constructively through stock ownership; and

•	either (A) the Non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or other successor form), and certifies under penalties of perjury that it is not a “United States person” within the meaning of the Code, or (B) the Non-U.S. Holder holds its notes through certain foreign intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.

      Interest that meets these four requirements is referred to as “portfolio interest.” Interest that does not qualify as portfolio interest generally will be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by appropriate certification as described above.

      Any liquidated damages payable on the notes as discussed under “U.S. Holder — Taxation of Interest” should be treated as a payment of interest as discussed above.

Sale, Exchange or Redemption of the Notes

      Subject to the discussion below concerning backup withholding, gain (except with respect to any accrued but unpaid interest, which would be treated as interest as discussed above) that is recognized on the sale, exchange, redemption or other disposition of a note by a Non-U.S. Holder (other than a conversion of the note into common stock) generally will not be subject to United States federal income or withholding tax, unless (1) the gain is effectively connected with the conduct by such holder of a trade or business within the United States and, if an income tax treaty applies, the gain is attributable to a United States permanent establishment of the Non-U.S. Holder under the terms of the treaty, or (2) in the case of an individual, the Non-U.S. Holder has been present in the United States for 183 days or more during the taxable year of the sale or other disposition and certain other conditions are satisfied.

      The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

      A Non-U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock also generally would not be subject to United States federal income tax. See “Special Tax Rules Applicable to Non-U.S. Holders — Sale of Common Stock,” below.

Dividends

      Distributions on our common stock will be a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder on our common stock received upon conversion of a note generally will be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by appropriate certification. Some of the common means of meeting this requirement are described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

      The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution that could be treated as a dividend for U.S. federal income tax purposes. See “U.S. Holders — Dividends” above. In such case, the deemed dividend would be subject to the rules above regarding withholding of U.S. federal income tax on dividends in respect of our common stock.

Sale of Common Stock

      Non-U.S. Holders generally will not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of our common stock. This general rule, however, is subject to exceptions, some of which are described under “Special Tax Rules Applicable to Non-U.S. Holders — Sale, Exchange or Redemption of Notes.”

Income or Gains Effectively Connected With a United States Trade or Business

      The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or our common stock by a Non-U.S. Holder assumes that the holder is not engaged in a United States trade or business. If any interest on the notes (including liquidated damages), dividends on common stock, or gain from the sale, exchange or other disposition of the notes (including with respect to make whole premiums) or common stock is effectively connected with a United States trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to United States federal income tax at regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a United States trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its United States trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

United States Federal Estate Tax

      The estates of nonresident alien individuals are subject to United States federal estate tax on property with a United States situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.” Because we are a United States corporation, our common stock will be United States situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

      A Non-U.S. Holder generally will be exempt from backup withholding (currently at a rate of 28%) and information reporting with respect to payments of principal and interest (including liquidated damages) on the notes, provided that the certification procedures required to claim the portfolio interest exemption described above under the heading “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest” are satisfied.

      Proceeds received from the sale of a note (including a make whole premium) or common stock by a Non-U.S. Holder to or through the United States office of a broker generally are subject to information reporting and backup withholding, unless the holder or beneficial owner certifies that it is not a United States person or otherwise establishes an exemption from information reporting and backup withholding.

      If backup withholding applies to a Non-U.S. Holder, the holder may use the amounts withheld as a refund or credit against the holder’s United States federal income tax liability, as long as the Non-U.S. Holder timely provides certain information to the IRS.

BUSINESS

Company Background and Overview

      aQuantive, Inc., a Washington corporation, is a digital marketing services and technology company. We were founded in 1997 under the brand name Avenue A to help marketers acquire, retain and grow customers across digital media. Our initial public offering took place in February 2000. In 2001, we established a separate business unit, Atlas, to sell our proprietary campaign management technology to other interactive agencies and direct advertisers. At the end of 2002, we acquired Philadelphia-based i-FRONTIER, an interactive agency that specializes in creative and website development and combined its capabilities with our Avenue A agency. At the end of 2003, we acquired search management technology provider GO TOAST and incorporated it into the Atlas business as Atlas OnePoint and Atlas Search. In early 2004, we acquired website usability technology provider NetConversions, which we also incorporated into our Atlas business. We also launched a new business unit in early 2004, DRIVEpm, which was created internally. DRIVEpm is a performance media company that resells publisher inventory on a targeted basis to advertisers. More recently, in July of 2004 we acquired SBI.Razorfish, an Internet marketing, web development, design and consulting firm, and combined its capabilities with our Avenue A agency offering, rebranding the combined unit as Avenue A y  Razorfish. Also in 2004, we acquired United Kingdom (UK) based TechnologyBrokers and MediaBrokers. Prior to the acquisition, TechnologyBrokers was the sole provider of sales and client support for Atlas customers in Europe and subsequent to the acquisition it has been renamed Atlas Europe. MediaBrokers is a performance media company and is now the European arm of DRIVEpm.

      In early 2005, we launched the rebranding of our collective digital marketing services offerings, including i-FRONTIER, as Avenue A y  Razorfish and our collective digital marketing technologies offerings from Atlas DMT to Atlas.

      Currently, aQuantive is organized into three lines of business:

      Digital Marketing Services. Avenue A y  Razorfish is an interactive advertising agency offering digital marketing services that help advertisers use the Internet as an integrated business channel.

      Digital Marketing Technologies. Atlas is a provider of digital marketing technologies to manage digital marketing programs and website effectiveness for advertising agencies, and enterprise marketers, small and mid-size businesses and select publishers.

      Digital Performance Media. DRIVEpm and MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis.

Digital Marketing Services

      Avenue A y  Razorfish is an interactive advertising agency that helps our clients use the Internet as an integrated online business channel. We do this by using a combination of experienced, multi-disciplinary teams, robust technology and proven methodologies to design and execute programs that leverage online media and search engines, email, website development and analytics to attract, convert and service our client’s customers.

      We provide the following digital marketing services:

      Media planning and buying. We evaluate a client’s needs and objectives, outline a media strategy for the client, develop a media plan by identifying appropriate media placements and execute this plan by both negotiating the rates for these placements and purchasing advertising space.

      Ad serving. We use the Atlas Digital Marketing Suite to serve advertisements on third-party websites to execute our clients’ advertising campaigns. We then coordinate and monitor this ad serving process once an advertising campaign begins. Our systems allow us to adjust advertising campaigns quickly and efficiently because changes required to the advertisements are made on our ad serving systems rather than on each individual website where the advertisements appear.

      Campaign analysis. We evaluate advertising campaigns based on criteria important to our client, such as sales, leads, registrations and software downloads. We provide this campaign data to our clients in comprehensive online performance reports generated by our system, as well as custom reports, and we use this data to review the results with our clients and to generate insights and recommendations for future campaigns.

      Optimization. Based upon consultations with our clients, our client service teams can adjust an advertising campaign in progress to improve its performance. If a publisher’s website is generating unacceptably low response rates, we can remove that website from the campaign, reduce the number of impressions allocated to that site or seek to negotiate a lower rate for advertisement placements on that site. If a publisher website is generating high responses, we can serve more advertisements to that website. We can also determine what creative unit and offer message is generating the most conversions and adjust those areas of the campaign accordingly.

      Search Engine Marketing. Our Search Engine Marketing program, also known as Avenue A y  Razorfish Search, enables our clients to improve their rankings on Internet search engines. This program manages and optimizes paid listings, direct inclusion and natural listings. Through this program, we help our clients enhance their online visibility, attract customers to their websites and increase sales by leveraging our digital marketing insights, historical learnings and relationships with search engines.

      Business Intelligence System. The Avenue A y  Razorfish Business Intelligence System is a powerful data warehouse and flexible custom reporting tool that aggregates data from a number of sources and presents it in a way that allows us and our clients to make informed decisions regarding online advertising and marketing. By using the Business Intelligence System, clients are able to define exactly which data they want to see, in what format, and with what frequency. The Business Intelligence System provides our clients with a means of bringing order to the extraordinarily rich vein of data generated by digital marketing campaigns.

      Website and Web Application Development. We provide a wide range of website development solutions, ranging from rich media branded experiences for some of the world’s biggest consumer brands to highly sophisticated web-based applications that enable business-to-business commerce and customer servicing. We do this through methodologies that combine Internet business strategy, user experience, creative design, technology consulting and project management to create custom solutions that meet the exacting needs of our clients. We then perform ongoing optimization to ensure our solutions maximize the value of our client’s investment.

      Ad Creative. In connection with our media planning and buying efforts, we often develop online advertising creative campaigns. Our focus for every creative assignment is to achieve client marketing objectives. To have the greatest impact on our client’s businesses, we use our continually growing knowledge base of creative strategies and tactics that drive bottom line results.

      Portal Relationship Management. We manage both exclusive and complex partnerships between our clients and web portals. These types of arrangements typically have terms ranging from six months to one year. We consult with clients to determine their objectives and to negotiate the terms of both of these kinds of longer-term advertising relationships with appropriate web portals. We then help manage the partnership by providing clients with ongoing advertising campaign analysis and optimization services with respect to their exclusive sponsorship links and complex advertising placement arrangements.

      Customer Targeting. The Customer Targeting program enables us to target tailored advertisements to the browsers of users based on anonymous data collected from their previous visits to client sites, web surfing behavior, or other third party data. The program is designed to strengthen the clients’ relationship with their customers, improve response rates and accelerate the sales cycle. For example, if the information in our data warehouse indicates that the computer of a particular web user was previously used to purchase an airline ticket to New York City from our client, our ad serving systems can serve an advertisement to that user’s computer recommending additional, complementary purchases, such as hotels near Times Square or tickets to a Broadway show.

      ChannelScope. ChannelScope is a proprietary analytics tool that provides our clients with a means of directly measuring the offline sales impact of their online advertising campaigns. This system associates a client’s anonymous customer identifier with our anonymous browser identifier. Once this association is made it is possible to directly measure the total return on investment of online campaigns, including the effect of sales both on the client’s website, as well as through other direct channels, such as in-store, catalog or telephone sales.

      BrandOptics. BrandOptics is an analytics tool that allows our clients to associate behavioral marketing metrics with attitudinal measures. For instance, most of our clients use online surveys to determine the ability of Internet advertising to build awareness, change attitudes and increase purchase intent. Using BrandOptics, we can then assess these survey results to determine the long-range sales and overall financial impact of these changes, allowing our clients to measure the return on investment of their branding campaigns.

      E-mail. Through our E-mail program, we work with third party email service providers who deliver messages on our client’s behalf. We provide this service to help our clients deliver emails to specific customer segments based on their shopping and browsing behavior. This program also includes opt-in list prospecting, customer database segmentation, list maintenance, personalization and customization, multiple formats, comprehensive reports, regular debriefs, real-time tracking, and automatic response-handling. Our E-mail program enables us to assist our clients in acquiring new customers and expanding their relationships with existing customers.

Digital Marketing Technologies

      Our Atlas business offers digital marketing technology solutions for advertising agencies and enterprise marketers, small and mid-size businesses and publishers. We provide agencies and enterprise marketers with online campaign management through our proprietary digital marketing management system known as the Atlas Digital Marketing Suite, search marketing through Atlas Search and website optimization solutions through Atlas NetConversions. In addition, our Atlas OnePoint service offering provides solutions for small and mid-size businesses through paid search management and optimization tools to improve their search engine marketing efforts. We also provide select publishers a technology product that enables them to increase revenue in connection with low value and unsold inventory through Atlas Publisher.

      We provide the following Atlas technologies and services for managing digital marketing programs for advertising agencies and enterprise marketers:

      Atlas Digital Marketing Suite. The Atlas Digital Marketing Suite is an end-to-end solution for managing Internet advertising that includes innovative tools that span the entire campaign process, including media planning and buying, campaign delivery, and reporting and analytics. Our solutions are based on the needs of our customers and advertisers who purchase media, the “buy-side” approach. We believe that the buy-side focus of the Atlas Digital Marketing Suite enables us to develop effective tools and services that meet the needs of our target customers, including large traditional advertising agencies, specialty interactive advertising agencies and enterprise marketers. Atlas Search is also integrated into the Atlas Digital Marketing Suite.

      Atlas Search. Atlas Search is an integrated search marketing and online campaign management toolset. AtlasSearch is built from Atlas OnePoint’s paid search management and optimization tools and is integrated with the Atlas Digital Marketing Suite’s campaign management and analytics system.

      Atlas NetConversions. Atlas NetConversions is a website usability technology for optimizing our clients’ websites and enhancing our clients’ ability to track website behavior and improve usability and conversion rates through data-driven analysis and recommendations. Atlas NetConversions provides our clients with a website analytics offering that can diagnose where within a website users drop out of the purchase process and then identify elements that need to be changed to improve conversion rates.

      We provide the following Atlas technologies and services for managing digital marketing programs for small and mid-size businesses:

      Atlas OnePoint. Atlas OnePoint is a provider of paid search management and optimization. Atlas OnePoint provides a single interface for clients to manage the results of all their active search entries and keywords side-by-side. The Atlas OnePoint system provides clients with a relevant comparison across search engines, letting them quickly determine which paid search marketing programs are working most effectively and how much revenue each program is generating. This allows clients to maximize their online marketing return on investment.

      We provide the following Atlas technologies and services for select publishers:

      Atlas Publisher. Atlas Publisher is a highly-scalable, ad serving solution focused solely on helping publishers maximize revenue and lower costs associated with performance-focused advertisers. Atlas Publisher can work as a stand-alone ad serving system or in conjunction with a publisher’s existing system. As a feature-rich, analytically-sophisticated series of modules, the Atlas Publisher system simplifies the complexity publishers face when trying to serve direct marketers well.

Digital Performance Media

      DRIVEpm and UK-based MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling the inventory to advertisers on a highly targeted basis. We provide multiple services for managing behavioral targeting programs, including:

      DRIVEpm’s Selector and MediaBrokers’ Cost Per Impression (CPM) Program. Selector and MediaBrokers’ CPM program are targeting tools that allow clients to focus ad impressions on those users that fit a predetermined customer segment. We start by building a target profile using anonymous identifiers, which may be based on client website visits, web surfing behavior or other third-party data. When publisher advertising requests come to our ad serving system, the Selector or CPM system, depending on the client, determines if the user fits one of the pre-determined target profiles selected by our clients. If it does, an ad impression is served for that specific client to the user. If the user does not fit any client’s target profile, the ad request is redirected back to other ad serving queues and Selector or CPM clients are not charged. Using Selector or CPM, clients can dramatically reduce the number of unnecessary impressions in their online advertising campaigns, thereby increasing efficiency and effectiveness.

      DRIVEpm’s Performance and MediaBrokers’ Pay For Performance (PFP) Programs. DRIVEpm’s Performance Program and MediaBrokers’ PFP Program are service offerings that allow clients to control the costs of a desired action by paying on a cost per action basis. Clients designate specific actions desired and only pay once the specified actions are achieved.

Sales and Marketing

      We use a variety of marketing methods to build awareness of our digital marketing services and technologies in our target markets and to establish credibility and leadership in the marketplace. These methods include marketing materials, advertising, press coverage and other public relations efforts, direct marketing, trade shows, seminars and conferences, relationships with recognized industry analysts, partner programs and our websites.

      Avenue A y  Razorfish acquires clients primarily through a consultative approach, using our client service teams to propose integrated solutions for clients’ Internet advertising and consulting needs. Atlas acquires clients primarily through its domestic and international sales force. Atlas OnePoint acquires clients primarily through advertising, client sign-ups on its website and trade shows. DRIVEpm and MediaBrokers primarily acquire new clients through referrals from existing Avenue A y  Razorfish and Atlas clients and are developing a domestic and international sales force.

Competition

      Our digital marketing services, offered by Avenue A y  Razorfish, compete with interactive advertising agencies, traditional advertising agencies that perform Internet advertising and marketing as part of their services to clients, such as the Internet advertising arms of traditional advertising companies, and companies that provide marketing services, such as Digitas. We also compete in the digital marketing services market with several technology system integrators, such as IBM Global Solutions and Accenture. Our digital marketing technologies, through Atlas, compete with third-party ad serving companies and campaign management technology companies, such as DoubleClick and ValueClick. In addition, Atlas OnePoint competes with providers of search management capabilities, such as Did It and Bid Rank, and Atlas NetConversions competes with providers of website usability and effectiveness metrics tools, such as Keynote Systems, Optimost and Offermatica. Our digital performance media, through DRIVEpm and MediaBrokers competes with providers of performance media such as Advertising.com and Aptimus, Inc.

      We believe that the principal competitive factors affecting the Internet advertising market are data analysis capabilities, client service, strategy, ad serving technology, functionality and price. We believe we compete adequately with respect to these factors. Our digital marketing services line of business provides a full-service range of services to meet the needs of any businesses wanting to effectively advertise and conduct business on the Internet. In particular, our digital marketing services include sophisticated data modeling techniques and dedicated client service teams that seek to employ the best methods, technologies and approaches to make client programs successful. Through our digital marketing technologies line of business, we offer advertising agencies and direct advertisers an efficient buy-side solution for managing effective, end-to-end online campaigns. Our integrated system features technology and services that include search management and rich media capabilities along with efficient supplier management, advanced optimization and other analytical tools, and expert support to make it simple to plan, deliver, analyze and manage fully integrated online advertising campaigns. Although we believe we currently compete adequately with respect to each of these factors, our ability to continue to compete favorably is subject to a number of factors identified in the section titled “Additional Factors That May Affect Our Business, Future Operating Results and Financial Condition” below.

Intellectual Property

      To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with many of our employees and consultants, and confidentiality provisions in our vendor and client agreements. Despite these protections, third parties might obtain and use our technologies without authorization or develop similar technologies independently. The steps we have taken may not prevent infringement or misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

      We have obtained an issued U.S. trademark registration for, among others, “AQUANTIVE,” “AVENUE A MEDIA,” “AVENUE A,” “BY MARKETERS. FOR MARKETERS.,” “KNOW WHAT WORKS,” “ATLAS” “ATLAS DMT,” “NETCONVERSIONS,” “I-FRONTIER,” “RAZORFISH,” “SBI” and the Avenue A logo. We also have applied for registration of a number of other marks, including: “ATLAS ARBITER,” “ARBITER,” “ATLAS ON DEMAND,” “ATLAS ONEPOINT,” “DRIVE PM” “DRIVE PERFORMANCE MEDIA,” “ATLAS SOLUTIONS,” and “PARTNER FOR RESULTS.” We cannot assure you that any of our service mark applications will ultimately proceed to registration. Some of our pending applications or registrations may be successfully challenged by others or invalidated. We are aware of third parties that use marks or names, including Internet domain names, that are the same or similar to the name for which we have sought service mark protection. There may be other third parties using names similar to ours of whom we are unaware. If our service mark applications do not proceed to registration or if our service marks are invalidated because of prior third-party registrations, applications or rights, our use of these marks could be restricted unless we enter into arrangements with these third parties, which might not be available on commercially reasonable terms, if at all. Even if our service mark applications proceed to registration, our use of these marks could be restricted to the services set forth in our service mark applications.

      We seek to protect our proprietary rights through patent protection, and have several pending patent applications in the United States for aspects of our technologies, processes and methods. However, we have not received any issued patents to date with the exception of an issued patent acquired in connection with our acquisition of SBI.Razorfish. We cannot assure you that our pending or future patent applications will be granted, that any future patent of ours will not be challenged, invalidated or circumvented, or that the rights granted under any future patent of ours will provide competitive advantages to us. If a blocking patent has issued or issues in the future to a third party and we are not able to distinguish our technologies, processes or methods from those covered under the patent, we may need to either obtain a license or develop non-infringing technologies, processes or methods with respect to that patent. We may not be able to obtain a license on commercially reasonable terms, if at all, or design around the patent, which could impair our ability to provide our services. We also cannot assure you that any proprietary rights with respect to our technologies will be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

      Other parties have been issued patents that may cover some of the technologies, processes or methods we use. We cannot assure you that we will be able to distinguish our technologies, processes or methods from those covered under any of these third-party patents or that these patents would be invalidated if challenged. The patent field covering Internet-related technologies is rapidly evolving and surrounded by a great deal of uncertainty, and other patents or patent applications relating to the delivery of Internet advertising may exist of which we are unaware. Any claims that might be brought against us relating to intellectual property infringement may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and limit our ability to use the intellectual property subject to these claims. Even if we were to prevail, such litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit, we may be prevented from providing some of our services, including our core ad serving services, unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all.

      Our technology enables us to collect and use data derived from user activity on the Internet. Although we believe that we have the right to use this information and to compile it in our databases, we cannot assure you that any trade secret, copyright or other protection will be available for this information. In addition, our clients and other parties may claim rights to this information.

Employees

      As of December 31, 2004, we had 1,130 employees. We believe that we have good relationships with our employees. None of our employees is represented under a collective bargaining agreement or by a union. We believe that our future success will depend in part on our ability to attract, integrate, retain and motivate highly skilled personnel and upon the continued service of our senior management. Competition for qualified personnel in our industry can be intense, and we cannot assure you that we will succeed in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

Website Access to Reports

      Our website address is aquantive.com and our periodic and current reports, and amendments to those reports, are available, free of charge, on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

DESCRIPTION OF PROPERTY

      Our digital marketing services and digital performance media lines of business and corporate headquarters lease 60,708 square feet of office space in Seattle, Washington for its principal offices. This lease expires in October 2012. Our digital marketing services line of business also has significant offices in Chicago, Illinois, where it leases 23,597 square feet of office space and in New York City, where it leases office space in three locations, the largest being 12,500 square feet. The Chicago lease and the largest New York City lease expire in November 2011 and September 2007, respectively.

      Our digital marketing technologies line of business leases 32,376 square feet of office space for its principal offices in Seattle, Washington. This lease expires in April 2009.

      Our ad serving systems and computer hardware are primarily located at facilities operated by Savvis Inc. in the Seattle metropolitan area, Weehawken, New Jersey, and Dallas, Texas and by MCI Worldcom Communications, Inc. in London, England. Our agreement with Savvis Inc. expires in June 2005 with automatic one-year renewals. Our agreement with MCI has a three year term, expiring in May 2007.

LEGAL PROCEEDINGS

      Both aQuantive and Razorfish are defendants in consolidated securities class action complaints filed in the United States District Court for the Southern District of New York. These consolidated complaints are among over 300 similar consolidated class action lawsuits filed against underwriters and other issuers of stock in initial public offerings. The Court has coordinated the cases under a single case number for pretrial proceedings.

      aQuantive. The consolidated complaint against aQuantive was filed on or about April 19, 2002 and captioned In re Avenue A, Inc. Initial Public Offering Securities Litigation. This consolidated complaint relates to several previously filed class action complaints against us, the first of which was originally filed on or about June 15, 2001. Plaintiffs filed the consolidated complaint on behalf of themselves and all others who acquired our common stock between February 28, 2000 and December 6, 2000, pursuant or traceable to our prospectus dated February 28, 2000. The complaint also named as defendants Morgan Stanley & Co., Salomon Smith Barney, Inc., Thomas Weisel Partners, LLC, and RBC Dain Rauscher, Inc., certain of the underwriters of our initial public offering; Brian P. McAndrews, our President and Chief Executive Officer; Nicolas Hanauer, our Chairman of the Board; and Robert Littauer, our former Chief Financial Officer. The complaint contains the following purported claims against all defendants: (1) violation of 15 U.S.C. § 77k (Section 11 of the Securities Act of 1933), and (2) violation of 15 U.S.C. § 78j(b) (Section 10(b) of the Securities Exchange Act of 1934) and 17 C.F.R. § 240.10b-5 (Exchange Act Rule 10b-5). The complaint contains the following purported claims against the individual defendants alone: (1) violation of 15 U.S.C. § 77o (Section 15 of the Securities Act of 1933) and (2) violation of 15 U.S.C. § 78t(a) (Section 20(a) of the Securities Exchange Act of 1934). Plaintiffs seek monetary damages. The complaint alleges violations of federal securities laws in connection with disclosures contained in our prospectus dated February 28, 2000, for our initial public offering of common stock. The complaint alleges incorrect disclosure or omissions in our prospectus relating generally to commissions to be earned by the underwriters and certain allegedly improper agreements between the underwriters and certain purchasers of our common stock. It also alleges that the SEC and/or other regulatory authorities are investigating underwriting practices similar to those alleged in the complaint. We have no knowledge as to whether aQuantive or our initial public offering is the subject of any such investigation.

      On July 15, 2002, the issuer defendants as a group filed a motion to dismiss the claims alleged in the consolidated complaints. On October 8, 2002, the court entered an order dismissing, without prejudice, all of the claims against Messrs. McAndrews, Hanauer and Littauer. On February 19, 2003, the court granted aQuantive’s motion to dismiss the claims against us under Section 10(b) of the Securities Exchange Act of 1934 and denied our motion to dismiss the claims against us under Section 11 of the Securities Act of 1933.

      By action of a special committee of disinterested directors (who were neither defendants in the litigation nor members of our Board of Directors at the time of the actions challenged in the litigation), we recently decided to accept a settlement proposal presented to all issuer defendants. In this settlement, plaintiffs will dismiss and release all claims against us and Messrs. McAndrews, Hanauer and Littauer, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the consolidated IPO cases, and for the assignment or release of certain potential claims that we may have against the underwriters. We will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement on our behalf exceeds the amount of the insurance coverage, a circumstance that we believe is not likely to occur. The settlement is subject to a number of procedural conditions, described below.

      Razorfish. The consolidated complaint against Razorfish was filed on April  19, 2002 and relates to its initial public offering in March 2000. The lawsuit also names certain of the underwriters of the IPO, including Credit Suisse First Boston Corp., BancBoston Robertson Stephens Inc., BT Alex. Brown Inc. and Lehman

Brothers, Inc., as well as officers and directors Jeffrey A. Dachis, Craig M. Kanarick, Per I.G. Bystedt, Jonas S.A. Svensson, Susan Black, Carter F. Bales, Kjell A. Nordstrom and John Wren, as defendants. The complaint alleges that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Razorfish’s stock. The complaint asserts claims against Razorfish and its officers and directors pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

      As described above, on July 15, Razorfish, along with other issuer defendants in the coordinated cases, moved to dismiss the litigation. On February 19, 2003, the Court ruled on the motions. The Court denied Razorfish’s motion to dismiss the claims against it under Rule 10b-5. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including Razorfish. In addition, the Court granted the motion to dismiss the Rule 10b-5 claims as to individual defendants Jeffrey A. Dachis, Craig M. Kanarick, Per I.G. Bystedt, Jonas S.A. Svensson and Kjell A. Nordstrom. Razorfish’s other officers named as individual defendants, Susan Black, Carter F. Bales and John Wren, signed a tolling agreement and were dismissed from the action without prejudice on October 9, 2002.

      As described above, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. On or about July 31, 2003, Razorfish conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of Razorfish and of the individual defendants for the conduct alleged to be wrongful in the consolidated complaint. Razorfish would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims Razorfish may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by Razorfish’s insurance carriers.

      Settlement Approval. In June 2004, an agreement of settlement was submitted to the Court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to the underwriter defendants’ objections to the settlement on August 4, 2004. If the Court grants the motion for preliminary approval, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the Court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock.

      We currently anticipate that we will retain all future earnings to use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on Nasdaq under the symbol “AQNT.” The following table sets forth the high and low sales prices by quarter as reported by Nasdaq for the periods indicated.

	High	Low

Fiscal Year ended 2003
First Quarter	$4.55	$2.50
Second Quarter	$11.60	$4.23
Third Quarter	$12.30	$7.26
Fourth Quarter	$13.55	$8.82
Fiscal Year ended 2004
First Quarter	$13.40	$8.09
Second Quarter	$11.42	$9.23
Third Quarter	$10.33	$7.25
Fourth Quarter	$11.10	$7.28
Fiscal Year ending 2005
First Quarter (through March 10, 2005)	$11.51	$8.59

      On March 10, 2005, the last sale price of our common stock as reported by Nasdaq was $10.74 per share. As of March 10, 2005, there were approximately 400 stockholders of record and 62,815,299 shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto and the information set forth below in, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

	Year Ended December 31,

	2004
	Pro Forma(1)	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$213,387	$157,937	$221,966	$132,650	$89,611	$194,665
Income (loss) from operations	26,187	26,546	9,495	(6,820)	(43,849)	(51,286)
Net income (loss)	41,338	42,883	11,784	(4,593)	(39,984)	(42,929)
Basic net income (loss) per share	$0.68	$0.70	$0.20	$(0.08)	$(0.70)	$(0.86)
Diluted net income (loss) per share	$0.60	$0.62	$0.17	$(0.08)	$(0.70)	$(0.86)
Shares used in computing basic net income (loss) per share	61,225	61,225	59,304	58,270	57,229	49,707
Shares used in computing diluted net income (loss) per share	72,209	69,412	68,354	58,270	57,229	49,707

	As of December 31,

	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,555	$32,797	$32,248	$30,821	$38,888
Working capital	59,991	105,618	103,389	107,556	124,280
Total assets	386,223	200,759	157,726	144,811	198,305
Total long-term liabilities	83,466	1,288	—	1,555	3,556
Total liabilities	199,726	70,220	44,889	29,491	55,304
Total shareholders’ equity	186,497	130,539	112,837	115,320	143,001
Debt	80,000	—	1,569	3,555	5,556

(1)	The pro forma selected statements of operation for the year ended 2004 were derived from the pro forma financial statements of SBI.Razorfish included later in this registration statement. The unaudited pro forma condensed consolidated statements of operations assume that the SBI.Razorfish acquisition occurred on January 1, 2004. For more detailed pro forma information see “Unaudited Pro Forma Condensed Consolidated Financial Statements” included later in this prospectus.

SUPPLEMENTARY FINANCIAL INFORMATION

      You should read the following table presenting our quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind as you read the following table that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003	2004	2004	2004	2004

	(In thousands, except per share data)
Revenue	$47,533	$51,961	$58,580	$63,892	$22,642	$27,849	$46,740	$60,706
Gross profit	12,514	12,809	13,360	15,574	18,604	23,352	40,667	52,763
Net income before cumulative effect on prior years change of accounting principal	1,876	2,378	3,442	4,088	4,147	7,508	24,135	7,093
Net income (loss)	1,876	2,378	3,442	4,088	4,147	7,508	24,135	7,093
Basic net income (loss) per share before cumulative effect on prior years change in accounting principal	$0.03	$0.04	$0.06	$0.07	$0.07	$0.12	$0.39	$0.11
Basic net income (loss) per share	$0.03	$0.04	$0.06	$0.07	$0.07	$0.12	$0.39	$0.11

      The above results reflect the impact of several acquisitions including the acquisition of i-FRONTIER in November 2002, GO TOAST (now Atlas OnePoint) in December 2003, NetConversions (now Atlas NetConversions) in February 2004, SBI.Razorfish and MediaBrokers and TechnologyBrokers in July 2004.

      The above results also reflect the change to reporting revenue net of media purchased for our clients. During 2003, we revised contractual agreements with clients and online publishers so that direct liability for media purchases rests with Avenue A/ Razorfish clients. Beginning in January 2004, due to these contractual changes, all revenue generated for our media business was recorded net of the cost of media purchased for our clients.

      In addition, the above results reflect a $20.6 million decrease in the valuation allowance on our deferred tax assets during the three months ended September 30, 2004, resulting in a benefit to income taxes for this amount.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The discussion in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will” and similar expressions, are intended to identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Our actual results could differ materially and adversely from those discussed in any forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled “Risk Factors” beginning on page 6 of this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this prospectus and in our reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

      The information presented in this prospectus includes financial information prepared in accordance with GAAP, as well as other financial measures that may be considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. As described more fully below, management believes these non-GAAP measures provide meaningful additional information about our performance. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP.

      We begin Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with an introduction to aQuantive’s lines of business and an overview of the significant highlights for the year ended December 31, 2004. This is followed by a discussion of the Critical Accounting Policies and Judgments that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. In the next section, beginning on page 63, we discuss our results of operations for 2004 compared to 2003 and 2002. Next we provide our outlook for 2005. We then provide an analysis of changes in our cash flows, and discuss our financial commitments in the section titled “Liquidity and Capital Resources.”

Overview

      We are a digital marketing services and technology company that helps marketers acquire, retain and grow customers across digital media. We are organized into three lines of business: digital marketing services, digital marketing technologies, and, digital performance media.

Reclassifications

      Beginning in 2004, we moved revenue associated with a technology product for publishers, which was developed and managed by Avenue A y  Razorfish and had been included in digital marketing services results in the past, to the digital marketing technologies segment. The results for 2003 and 2002 have been adjusted to reflect this change and to provide consistency with the 2004 presentation. In addition, beginning in 2004, we are now reporting all revenues derived from selling proprietary ad serving technologies through our digital marketing services line of business as part of revenue of Atlas and the digital marketing technologies line of business. The results for 2003 and 2002 have also been adjusted to reflect this change and provide consistency with the 2004 presentation.

Acquisitions and Comparability of Operations

      Our results of operations for the year ended December 31, 2004 include the results of several acquisitions including NetConversions in February 2004, MediaBrokers, TechnologyBrokers and SBI.Razorfish in July 2004. The results of these acquisitions must be factored into any comparison of our 2004 results to the results for 2003 or 2002. See Note 3 of our consolidated financial statements as of and for the year ended December 31, 2004 for pro forma financial information as if these entities had been acquired on January 1, 2003 and 2004.

Digital Marketing Services

      Effective January 1, 2004, Avenue A y  Razorfish’s clients are directly liable for the cost of media purchases pursuant to those contractual agreements. As a result, we began recording revenue generated under such contractual agreements on a net basis, which excludes the cost of media purchased for our clients.

      In July 2004, we completed the acquisition of interactive advertising agency, SBI.Razorfish, an Internet marketing and consulting firm. Combined with interactive agency Avenue A, the resulting brand identity for the Company’s agency business is now Avenue A y  Razorfish. Avenue A y  Razorfish offers advertisers a suite of digital marketing services to help clients use the Internet as an integrated online business channel. All our capabilities include a process anchored in strategy, user-centric design, dynamic technology platforms, channel integration and optimization. We provide digital marketing services, including media planning and buying, ad serving, campaign analysis, optimization, search engine marketing, creative and website development, customer targeting and email, using proprietary tools including Business Intelligence System, ChannelScope and BrandOptics.

      Due to the contributions made as a result of the acquisition of SBI.Razorfish, new media and search clients, increased spending from existing clients, and the impact of these and other industry trends, our digital marketing services line of business experienced significant growth during the year ended December 31, 2004 resulting in revenues of $87.7 million, compared to $30.3 million in net revenue, which management believes is a non-GAAP financial measure, and which excludes the cost of media purchased for our clients, during the years ended December 31, 2003. See “Results of Operations” below for a reconciliation of revenue and cost of revenue as reported to net revenue and cost of revenue. Contributions to revenue made as a result of the acquisition of SBI.Razorfish were $40.8 million while the existing media and search business of Avenue A contributed $46.9 million to revenue during the year ended December 31, 2004. This represents a 55% increase in revenue from our existing media and search business during the year ended December 31, 2004. With the acquisition of SBI.Razorfish, our web development business accounts for the majority of the clients added during the year ended December 31, 2004, however the media and search portion of the business also experienced growth in customer base. As the integration of SBI.Razorfish progresses, we expect to see cross selling between the media, search and web development customer bases in the long term.

      The digital marketing services line of business experienced a decrease in income from operations as a percentage of revenue, to $13.0 million of income from operations, or 14.8% of revenue, during the year ended December 31, 2004 compared to $5.2 million, or 17.1% of net revenue, during the year ended December 31, 2003. This decrease is primarily due to the lower operating margins generated by the web development portion of this business since the acquisition of SBI.Razorfish in July 2004. For the web development business, both the addition of new clients and increased spending from existing clients requires a proportionately greater increase in client support expense in order to fulfill the client contracts than our media and search business. Whereas, in general, for our media and search business, increased spending from existing clients requires only modest increases in client support costs, while the addition of new clients results in a more significant increase in client support costs. As such, we expect the margins generated by the web development portion of this business to be relatively lower than those of our existing media and search business. However, we have implemented long-term initiatives to improve the margins and profitability of the web development portion of this line of business and anticipate the income from operations to increase as a percentage of revenue near the level of industry standards of approximately 15% in the future.

Digital Marketing Technologies

      Atlas provides digital marketing technologies to manage digital marketing programs and website effectiveness for advertising agencies and enterprise marketers, small and mid-size businesses and select publishers. We provide the following Atlas services for managing digital marketing programs:

•	Atlas Digital Marketing Suite, an end-to-end solution for managing Internet advertising that consists of the Atlas Media Console, the Atlas Creative Management System, Atlas Delivery and Tracking Services and the Atlas Analysis and Optimization Engine;

•	Atlas Search, an integrated search marketing and online campaign management toolset;

•	Atlas NetConversions, a website usability tool that allows our clients to optimize their websites;

•	Atlas OnePoint, a paid search management and optimization tool for small- to mid-sized marketers; and

•	Atlas Publisher, a highly-scalable ad serving solution focused solely on helping publishers maximize revenue and lower costs associated with performance-focused advertisers.

      Our Atlas business offers digital marketing solutions for advertising agencies and enterprise marketers, small and mid-size businesses and publishers. We provide agencies and enterprise marketers with online campaign management through our proprietary digital marketing management system known as the Atlas Digital Marketing Suite, search marketing utilizing Atlas Search and website optimization solutions utilizing Atlas NetConversions. In addition, our Atlas OnePoint service offering provides solutions for small and mid-size businesses through paid search management and optimization to improve their search engine marketing efforts. We also provide select publishers a technology product that enables them to increase revenue in connection with low value and unsold inventory through Atlas Publisher.

      Our digital marketing technologies line of business increased revenues to $60.9 million during the year ended December 31, 2004, compared to $33.4 million during the year ended December 31, 2003. This was achieved primarily through the increased use of Atlas technology by existing clients and the contributions in revenue from new clients added during the year. In addition, the growth in revenue was a result of our new technology service offerings provided from the acquisition of NetConversions in February 2004, and GO TOAST in December 2003. As a result of the growth in revenue, our digital marketing technologies line of business generated $26.1 million of income from operations, or 42.9% of revenue, during the year ended December 31, 2004 compared to $11.6 million, or 34.8% of revenue during the year ended December 31, 2003. The increase in operating income as a percentage of revenue is due to the relatively low incremental cost of providing Atlas services to new clients. During the year ended December 31, 2004, we continued to integrate the technologies purchased to support our search engine and rich media capabilities and enhance our existing Atlas Digital Marketing Suite, resulting in an increase in product development expenses. With the new client additions and recent acquisitions, we experienced increases in cost of revenue, sales and marketing and general and administrative, which are necessary to support this growth.

Digital Performance Media

      Digital performance media includes DRIVEpm and MediaBrokers. We purchased MediaBrokers in July 2004. DRIVEpm and MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis. We provide the following services for managing behavioral targeting programs:

•	DRIVEpm’s Selector and MediaBrokers’ CPM Program, targeting tools that allow our clients to focus ad impressions on those users that fit a predetermined customer segment; and

•	DRIVEpm’s Performance and MediaBrokers’ PFP Programs, service offerings that allow our clients to control the cost of desired action by paying on a cost per action basis.

      DRIVEpm offers both the Performance and Selector programs and MediaBrokers offers both the MediaBrokers PFP and CPM programs. Under the Performance and PFP programs, our clients designate specific actions desired and pay once the specified actions are achieved. Under the Selector and CPM programs, our clients can focus ad impressions on those users that fit a predetermined customer segment. Our digital performance media line of business had revenue of $9.4 million during the year ended December 31, 2004 and incurred $9.5 million in costs and expenses resulting in a $70,000 loss from operations. This business is in the early stage of development and as such, we expect increased growth and improved profitability in future periods.

Critical Accounting Policies and Judgments

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s most critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions or conditions.

Revenue Recognition for Fixed Price Contracts

      Avenue A y  Razorfish follows SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and recognizes revenue from fixed-fee consulting contracts as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs and milestone outputs, as applicable. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be less than or greater than the revenues recognized and are recorded as either unbilled receivable (an asset) or deferred revenue (a liability) in the consolidated financial statements.

      The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

      Revenue for all types of contracts is deferred in cases where we have not yet earned revenue but have billed the customer or received payment from the customer prior to providing the services. Revenue is recognized only when collection of the resulting receivable is reasonably assured.

      Revenue also includes any reimbursements received from our clients related to expenses incurred by our employees in servicing our clients. Such expenses include airfare, mileage, meals and hotel stays.

Accounting for Acquisitions

      Significant judgment is required to estimate the fair value of purchased assets and liabilities at the date of acquisition, including estimating future cash flows from the acquired business, determining appropriate discount rates, asset lives and other assumptions. Our process to determine the fair value of the non-compete agreements, customer relationships, developed technology and consulting service model includes the use of estimates including: the potential impact on operating results if the non-compete agreements were not in place; revenue estimates for customers acquired through the acquisition based on an assumed customer attrition rate; estimated costs willing to be incurred to purchase the capabilities gained through the developed technology and consulting service model; and appropriate discount rates based on the particular business’s weighted average cost of capital. Our estimates of an entity’s growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine long-range planning process.

Accounting for Goodwill

      Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist at the reporting unit level, to determine if the recorded goodwill is impaired. A reporting unit level is defined as an operating segment or one level below an operating segment. This determination requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, our review process uses the income method and is based on a discounted future cash flow approach that uses estimates including the following for the reporting units: revenue based on assumed market segment growth rates; estimated costs; and appropriate discount rates based on the particular business’s weighted average cost of capital. Our estimates of market segment growth and costs are based on historical data, various internal estimates and a variety of external sources. In addition to being used in our goodwill impairment analysis, the same estimates are used in the planning for both our long-term and short-term business planning and forecasting. We test the reasonableness of the inputs and outcomes of our discounted cash flow analysis by comparison to available and comparable market data. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment of each reporting unit. During the fourth quarter of 2004, we completed our most recent review which did not result in the recording of an impairment charge. We will perform our next annual review during the fourth quarter of 2005. We may incur charges for the impairment of goodwill in the future if a reporting unit fails to achieve our assumed revenue growth rates or assumed operating margin results.

Accounting for Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The Company performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance if deemed necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management’s expectations, the estimated taxes payable could materially change, directly impacting the Company’s financial position or results of operations.

Estimates and Assumptions Related to Financial Statements

      The discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those affecting revenues, the allowance for doubtful accounts, allowance for sales credits, intangible assets, goodwill, state, local and federal income taxes and general business contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Washington State tax authorities issued a ruling in 2002 that permits us to exclude amounts paid by us to purchase media for clients that is ultimately billed to and paid for by clients, from the measure of Washington State business and occupation tax. We received reporting instructions from Washington State tax authorities that disallows this exclusion after periods beginning in February 2003. We have since implemented tax planning strategies that may mitigate any potentially adverse tax consequences resulting from this change.

      The Company has been selected by the City of Seattle for a routine business and occupation tax audit. The period under audit is January 1, 1999 through September 30, 2003. The audit has not been completed. In managements’ judgment, the Company has complied with the Seattle Municipal Tax Code. The tax audit could result in findings that materially change taxes payable, directly impacting our financial position or results of operations.

Results of Operations

      The following table presents statements of operations data as reported for each of our lines of business for the years ended December 31, 2004, 2003 and 2002. Our discussion of revenue and cost of revenue for our digital marketing services segment also provides revenue and cost of revenue as if cost of media purchases were excluded (net revenue). Net revenue and cost of revenue for 2003 and 2002 are non-GAAP financial measures. We believe this net revenue and cost of revenue analysis facilitates a better comparison to results of our digital marketing services line of business in 2004 due to the contractual changes discussed previously. Beginning January 1, 2004 all revenue from Avenue A y  Razorfish is recorded net of media purchases. The results of any period are not necessarily indicative of results for any future period.

	Year Ended December 31, 2004

	Digital	Digital	Digital	Unallocated
	Marketing	Marketing	Performance	Corporate
	Services	Technologies	Media	Expenses	Total

	(In thousands)
Revenue	$87,653	$60,871	$9,413	$—	$157,937
Costs and expenses:
Cost of revenue	—	14,652	7,323	576 (1)	22,551
Client support	65,505	—	1,730	—	67,235
Product development	—	6,188	—	—	6,188
Sales and marketing	1,628	7,268	—	—	8,896
General and administrative	6,253	6,660	430	7,870	21,213
Amortization of intangible assets	—	—	—	4,048	4,048
Client reimbursed expenses	1,260	—	—	—	1,260

Total costs and expenses	74,646	34,768	9,483	12,494	131,391

Income (loss) from operations	$13,007	$26,103	$(70)	$(12,494)	$26,546

Interest and other income, net					1,925
Interest expense					875

Income before benefit for income taxes					$27,596
Benefit for income taxes					(15,287)

Net income					$42,883

	Year Ended December 31, 2003

	Digital	Digital	Digital	Unallocated
	Marketing	Marketing	Performance	Corporate
	Services	Technologies	Media	Expenses	Total

	(In thousands)
Revenue	$188,122	$33,355	$489	$—	$221,966
Costs and expenses:
Cost of revenue	157,857	9,351	501	—	167,709
Client support	20,586	—	96	—	20,682
Product development	68	3,925	—	—	3,993
Sales and marketing	803	4,108	—	—	4,911
General and administrative	3,626	4,362	—	5,809	13,797
Amortization of deferred stock compensation	—	—	—	1,103	1,103
Amortization of intangible assets	—	—	—	276	276

Total costs and expenses	182,940	21,746	597	7,188	212,471

Income (loss) from operations	$5,182	$11,609	$(108)	$(7,188)	$9,495

Interest and other income, net					3,197
Interest expense					33

Income before provision for income taxes					$12,659
Provision for income taxes					875

Net income					$11,784

	Year Ended December 31, 2002

	Digital	Digital	Digital	Unallocated
	Marketing	Marketing	Performance	Corporate
	Services	Technologies	Media	Expenses	Total

	(In thousands)
Revenue	$113,968	$18,682	$—	$—	$132,650
Costs and expenses:
Cost of revenue	91,430	6,519	—	—	97,949
Client support	13,635	—	—	—	13,635
Product development	—	6,931	—	—	6,931
Sales and marketing	1,327	3,992	—	—	5,319
General and administrative	3,811	5,427	—	3,133	12,371
Amortization of deferred stock compensation	—	—	—	2,718	2,718
Corporate restructuring charges				497	497
Amortization of intangible assets	—	—	—	50	50

Total costs and expenses	110,203	22,869	—	6,398	139,470

Income (loss) from operations	$3,765	$(4,187)	$—	$(6,398)	$(6,820)

Interest and other income, net					3,736
Interest expense					129
Impairment of cost-basis investment					50

Net income (loss) before cumulative effect on prior years of change in accounting principle					$(3,263)
Cumulative effect on prior years of change in accounting principle					(1,330)

Net (loss)					$(4,593)

(1)	For the year ended December 31, 2004, cost of revenue classified as unallocated corporate expenses relates to the amortization of developed technology resulting from the acquisition of GO TOAST and NetConversions.

Revenue

      The following table provides a reconciliation of revenue as reported in 2004, 2003 and 2002 to net revenue, which excludes the cost of media purchased for our Avenue A y  Razorfish clients (in thousands):

	Total			Digital Marketing Services

	2004	2003	2002	2004	2003	2002

Revenue, as reported	$157,937	$221,966	$132,650	$87,653	$188,122	$113,968
Less cost of media purchases	—	(157,857)	(91,430)	—	(157,857)	(91,430)

Net revenue	$157,937	$64,109	$41,220	$87,653	$30,265	$22,538

      Revenue was $157.9 million during the year ended December 31, 2004 compared to $222.0 and $132.7 million during the years ended December 31, 2003 and 2002, respectively. Revenue increased in 2003 due to increased client spending and higher volumes of media purchased by digital marketing services on behalf of our Avenue A y  Razorfish clients. Revenue decreased in 2004 as beginning on January 1, 2004, due to revised contractual arrangements with clients, digital marketing services generates all revenue under the net method, which excludes the cost of media purchased for our Avenue A y  Razorfish clients. Prior to January 1, 2004 revenue was generated under the gross method and included the cost of media purchased for our Avenue A y  Razorfish clients. The decrease in revenue attributable to recognizing revenue under the net method was offset by the contributions of the SBI.Razorfish acquisition.

      Revenue was $157.9 million during the year ended December 31, 2004 compared to $64.1 million and $41.2 million in net revenue during the years ended December 31, 2003 and 2002, respectively. Net revenue increased during the years ended December 31, 2003 and 2004 due to acquisitions made in late 2003 and throughout 2004 in addition to increased product offerings, the addition of new clients and increased spending from our existing clients.

      Revenue from digital marketing services increased to $87.7 million during the year ended December 31, 2004, from $30.3 million and $22.5 million in net revenue for the years ended December 31, 2003 and 2002, respectively. The increase in revenue is primarily attributed to the acquisition of i-FRONTIER in November 2002 and SBI.Razorfish in July 2004 and increases in revenue from contributions made by new clients and increased spending from existing clients. During the year ended December 31, 2004, SBI.Razorfish contributed revenue of $40.8 million to the digital marketing services line of business. Excluding the revenue generated from SBI.Razorfish, revenue from digital marketing services was $46.9 million during the year ended December 31, 2004. In addition to new media and search clients, we experienced strong spending from several existing large clients as they expanded their online advertising budgets. With the acquisition of SBI.Razorfish in July 2004, we also experienced a significant decrease in our client concentration compared to 2003 and 2002. During the year ended December 31, 2004, our top five clients generated 26% of our revenue compared to 62% and 71% during the year ended December 31, 2003 and 2002, respectively.

      Revenue from digital marketing technologies increased to $60.9 million for the year ended December 31, 2004 from $33.4 million and $18.7 million for the years ended December 31, 2003 and 2002, respectively. The increase in revenue is primarily the result of increased use of the Atlas technology by existing customers combined with a consistent increase in client base over the past two years of both agencies and direct advertisers around the world. In addition, Atlas OnePoint and Atlas NetConversions contributed $7.4 million to revenue of digital marketing technologies during the years ended December 31, 2004 and none in 2003 and 2002.

      Revenue from digital performance media was $9.4 million during the year ended December 31, 2004 and is comprised of the gross value of the advertising space that was purchased for our clients and our fee for providing such service. Digital performance media consists of our DRIVEpm operating unit that was formed during the quarter ended December 31, 2003 and launched as a separate line of business to the public during the quarter ended March 31, 2004. In addition, digital performance media includes MediaBrokers, which was acquired in July 2004. During the year ended December 31, 2004, MediaBrokers contributed revenue of $2.8 million to the digital performance media line of business.

Cost of revenue

      The following table provides a reconciliation of cost of revenue as reported in 2004, 2003 and 2002 to net revenue, which excludes the cost of media purchased for our Avenue A / Razorfish clients (in thousands):

	2004	2003	2002

Cost of revenue, as reported	$22,551	$167,709	$97,949
Less cost of media purchases	—	(157,857)	(91,430)

Cost of revenue, exclusive of media purchases	$22,551	$9,852	$6,519

      Cost of revenue was $22.6 million during the year ended December 31, 2004, compared to $167.7 and $97.9 million during the years ended December 31, 2003 and 2002, respectively. Cost of revenue increased in 2003 primarily due to increased media purchases as a result of increased client spending in our digital marketing services line of business. Cost of revenue decreased in 2004 as beginning on January 1, 2004, we revised our contractual arrangements with clients such that cost of media purchased for our Avenue A y  Razorfish clients is excluded from revenue and cost of revenue resulting in no cost of revenue for our digital marketing services line of business in 2004. Prior to January 1, 2004, the cost of revenue was generated under the gross method and included the cost of media purchased for our Avenue A y  Razorfish clients

      Cost of revenue associated with our digital marketing technologies line of business consists primarily of the salaries and related expenses of the digital marketing technologies’ client support personnel and personnel directly supporting the maintenance of our ad serving system. In addition, cost of revenue includes bandwidth and technology infrastructure costs associated with delivering advertisements over the Internet. Cost of revenue associated with digital marketing technologies increased to $14.7 million for the year ended December 31, 2004 from $9.4 million and $6.5 million for the years ended December 31, 2003 and 2002, respectively. The increase in cost of revenue was primarily due to increased headcount associated with client support for our digital marketing technologies line of business. The increased headcount was a result of the acquisitions of Atlas OnePoint in December 2003, NetConversions in February 2004, TechnologyBrokers in July 2004 and additional client support personnel necessary to support new Atlas clients. As of December 31, 2004, there were 63 client support personnel associated with digital marketing technologies, including 16 Atlas OnePoint and NetConversions client support personnel, compared to 30 and 9 as of December 31, 2003 and 2002, respectively. In addition, there were 29 production support personnel as of December 31, 2004 compared to 26 and 20 as of December 31, 2003 and 2002.

      Cost of revenue associated with our digital performance media line of business was $7.3 million for the year ended December 31, 2004, and relates to the cost of the advertising space that is purchased from websites to resell to our clients.

Client Support

      Client support expenses associated with our digital marketing services line of business consist primarily of salaries and related expenses for client support personnel for our media, search and web development business, Avenue A y  Razorfish. Client support expenses also include expenses for contractors retained for their specialized skill set to work on client projects. Client support expenses associated with digital marketing services increased to $65.5 million for the year ended December 31, 2004 from $20.6 million and $13.6 million for the years ended December 31, 2003 and 2002, respectively. The increase in client support expenses was primarily due to the acquisition of i-FRONTIER in November 2002, and SBI.Razorfish in July 2004. During the year ended December 31, 2004, SBI.Razorfish contributed $36.7 million in client support expenses associated with the digital marketing services line of business. In addition to the impact of the acquisition of SBI.Razorfish, the increase in client support expenses was due to increased salary and facilities expenses related to increased headcount necessary to support new clients and increased spending by existing clients. As of December 31, 2004 there were 813 client support personnel in our digital marketing services line of business, including 530 from the acquisition of SBI.Razorfish, compared to 213 and 113 as of December 31, 2002 and 2003, respectively.

      Client support expenses associated with our digital performance media consist primarily of salaries and related expenses for client support personnel for DRIVEpm and MediaBrokers. As of December 31, 2004, there were 18 client support personnel in our digital performance media line of business, including 10 from the acquisition of MediaBrokers. Client support expenses associated with digital performance media were $1.7 million during the year ended December 31, 2004 compared to $96,000 during the year ended December 31, 2003.

Product Development

      Product development expenses consist primarily of salaries and related expenses for product development personnel. In addition, product development expenses include the costs of software development and the costs incurred in preparing new versions of our Atlas Digital Marketing Suite for marketing to external clients. Product development expenses increased to $6.2 million for the year ended December 31, 2004 compared to $4.0 million and $6.9 million for the years ended December 31, 2003 and 2002, respectively. The increase in product development expenses in 2004 was primarily due to an increase in product development personnel as a result of the acquisition of GO TOAST in December 2003 and development efforts toward integration of our search management and ad serving technologies. The increase is also attributed to lower capitalization of certain direct costs incurred in the development of our Atlas Digital Marketing Suite. During the year ended December 31, 2004, we capitalized $934,000 of certain direct costs in accordance with the guidance provided in Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or obtained for Internal Use.” Similarly, during the years ended December 31, 2003 and 2002, we capitalized $1.1 million and $210,000, respectively, of such costs. The decrease in product development expenses in 2003 is due to the increase in capitalization of certain direct costs incurred in the development of our Atlas Digital Marketing Suite and changes in headcount as a result of the cost reduction programs initiated in late 2002 in which we terminated 16 product development personnel. As of December 31, 2004, there were 61 product development personnel compared to 42 and 32 as of December 31, 2003 and 2002, respectively.

Sales and Marketing

      In general, our digital marketing services line of business acquires clients through a consultative approach using our existing client service teams. Sales and marketing expenses associated with our digital marketing services line of business consist primarily of salaries and related expenses for personnel dedicated entirely to the sales and marketing efforts of our interactive agency, Avenue A y  Razorfish. In addition, sales and marketing expenses include professional service fees and marketing costs such as trade shows and the costs of advertising our services in trade publications. Sales and marketing expenses associated with digital marketing services increased to $1.6 million for the year ended December 31, 2004 from $803,000 and $1.3 million for the years ended December 31, 2003 and 2002, respectively. The increase in sales and marketing expenses was primarily due to the acquisition of SBI.Razorfish in July 2004. During the year ended December 31, 2004, SBI.Razorfish contributed $852,000 in sales and marketing expenses to the digital marketing services line of business. As of December 31, 2004 there were 10 sales and marketing personnel in our digital marketing services line of business, including 6 from the acquisition of SBI.Razorfish, compared to 3 and 2 as of December 31, 2003 and 2002, respectively.

      Sales and marketing expenses associated with our digital marketing technologies line of business consist primarily of salaries and related expenses for our sales force, including an agreement with TechnologyBrokers to provide sales of the Atlas Digital Marketing Suite in the U.K. This agreement was ended in late July 2004 in connection with the acquisition of TechnologyBrokers. In addition, these expenses include salaries of marketing personnel and marketing costs such as trade shows and the costs of advertising our services on the Internet. Sales and marketing expenses associated with digital marketing technologies increased to $7.3 million during the year ended December 31, 2004, from $4.1 million and $4.0 million for the years ended December 31, 2003 and 2002, respectively. The increase in sales and marketing expenses was primarily due to an increase in sales and marketing efforts in order to gain increased acceptance in the marketplace, especially in Europe. Prior to July 2004, we contracted with TechnologyBrokers to provide sales support to Atlas in the United Kingdom, and, in turn, we paid commissions based on a specified percentage of qualifying revenues. Subsequent to the acquisition July 2004, we no longer pay commissions to TechnologyBrokers. In addition, the increase is attributed to the addition of Atlas OnePoint and Atlas NetConversion’s sales personnel and their related sales and marketing efforts. As of December 31, 2004 there were 28 sales and marketing personnel in our digital marketing technologies line of business compared to 18 and 18 as of December 31, 2003 and 2002, respectively.

General and Administrative

      General and administrative expenses consist of the salaries and related expenses for executive, legal, finance, human resource, corporate IT and administrative personnel, professional fees, insurance and other general corporate expenses such as rent for our corporate headquarters in Seattle. General and administrative expenses included in our digital marketing services, technologies, and performance media lines of business consist primarily of a direct allocation of these corporate costs based on several allocation methods including headcount and the percentage of revenue generated by the respective entity. General and administrative expenses increased to $21.2 million for the year ended December 31, 2004 from $13.8 million and $12.4 million for the years ended December 31, 2003 and 2002, respectively. The increase in general and administrative expenses was partially due to the acquisition of SBI. Razorfish in July 2004 in which we acquired certain general and administrative personnel and costs. During the year ended December 31, 2004, SBI.Razorfish contributed $1.4 million in general and administrative expenses. The increase in general and administrative expenses was also due to increased headcount necessary to support the growth of our operating units including costs associated with continued development and support of a new corporate financial system. In addition, we experienced increased expenses associated with efforts to comply with the new corporate governance requirements, as well as increases in performance-based compensation expenses. As of December 31, 2004, there were 108 general and administrative personnel, including 25 from the acquisition of SBI.Razorfish, compared to 44 and 30 as of December 31, 2003 and 2002, respectively.

Amortization of Intangible Assets

      Amortization of intangible assets relates to intangible assets primarily consisting of customer relationships purchased through various acquisitions. Amortization of intangible assets was $4.0 million and $276,000 during the years ended December 31, 2004 and 2003, respectively. The increase in 2004 was due to the acquisition of GO TOAST in December 2003, NetConversions in February 2004 and SBI.Razorfish, TechnologyBrokers and MediaBrokers in July 2004. Amortization of the intangible assets associated with purchased technology is recorded as a cost of revenue and was $576,000 during the year ended December 31, 2004. Estimated future amortization expense for i-FRONTIER, GO TOAST, SBI.Razorfish, TechnologyBrokers and MediaBrokers for the next five years and thereafter is as follows (in thousands):

2005	$8,033
2006	7,671
2007	6,626
2008	6,015
2009 and thereafter	7,881

$36,226

Client Reimbursed Expenses

      Client reimbursed expenses include all reimbursable project expenses billed to customers. The reimbursements received from clients for these expenses are also recorded as a component of revenue. We recorded $1.3 million of client reimbursed expenses for the year ended December 31, 2004 and none for the years ended December 31, 2003 and 2002. The increase in client reimbursed expenses during the year ended December 31, 2004 is due to the SBI.Razorfish acquisition.

Amortization of Deferred Stock Compensation

      Amortization of deferred stock compensation consists of expenses related to employee stock option grants with option exercise prices below the fair value of our common stock as of the date of grant. Deferred stock compensation was being amortized on an accelerated basis over the four-year vesting period of the applicable options. There is no amortization expense for deferred stock compensation for the year ended December 31, 2004 as deferred stock compensation was fully amortized as of December 31, 2003. Amortization of deferred stock compensation was $1.1 million and $2.7 million for the years ended December 31, 2003 and 2002, respectively.

Corporate Restructuring Charges.

      Corporate restructuring charges consist of severance costs and other expenses associated with our cost reduction program initiated during September 2002 when we terminated approximately 16 employees. Corporate restructuring charges for the year ended December 31, 2002 were $497,000 and related entirely to employee severance and benefits for terminated employees. There were no such charges for the years ended December 31, 2003 and 2004.

Interest and Other Income, Net

      Net interest and other income consist primarily of earnings on our cash, cash equivalents and short-term investments, and foreign currency transaction exchange gains and losses. Interest and other income, net was $1.9 million, $3.2 million and $3.7 million for the years ended December 31, 2004, 2003, and 2002, respectively. The decrease in net interest and other income is primarily related to the decrease in cash, cash equivalents and short-term investments associated with our various acquisitions.

Interest Expense

      Interest expense was $875,000, $33,000, and $129,000 during the years ended December 31, 2004, 2003 and 2002, respectively. During the year ended December 31, 2004, interest expense relates to the outstanding debt issued in connection with the acquisition of SBI.Razorfish in July 2004 which was subsequently paid off with a portion of the proceeds from the sale and issuance of new interest bearing convertible debt in August and September 2004. During the years ended December 31, 2003 and 2002, interest expense relates to an equipment term loan facility the Company borrowed under during November and December 1999 and July 2000. The Company repaid the outstanding principal and accrued interest in December 2002 and February 2003. The Company had no outstanding debt as of December 31, 2003.

Impairment of Cost Basis Investment.

      During the year ended December 31, 2002, we recorded an impairment of cost-basis investment of $50,000 related to a minority investment in a private company.

(Benefit) Provision for Income Taxes

      During the year ended December 31, 2004, we incurred a $15.3 million net benefit to provision for income taxes. This is comprised of a decrease to our valuation allowance offset by the income tax provision for the year ended December 31, 2004. This compares to a $875,000 income tax provision for the year ended December 31, 2003. At December 31, 2004, we had a federal net operating loss carryforward of approximately $55.8 million related to U.S. federal and state jurisdictions. Utilization of net operating loss carryforwards and research and development credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Net operating loss carryforwards begin to expire at various times commencing in 2017.

Cumulative Effect on Prior Years of a Change in Accounting Principle.

      On January 1, 2002, we adopted SFAS No. 142 and completed a transitional impairment test for the intangible assets recorded in connection with the purchase of Avenue A/ NYC LLC during September 1999. Upon adoption of SFAS No. 142, we reclassified all previously recorded intangible assets as goodwill, as those assets, related to workforce and customer base, did not meet the criteria under SFAS No. 142 for separate identification. Furthermore, as a result of the impairment test, we recorded an impairment charge of $1.3 million during the year ended December 31, 2002 that has been recognized as a cumulative effect on prior years of a change in accounting principle in the accompanying consolidated financial statements.

Liquidity and Capital Resources

      Since our inception, we have financed our operations primarily through the net proceeds from private sales of equity securities, which raised $30.4 million through December 31, 1999, and our initial public offering of common stock, which raised $132.5 million during the first quarter of 2000. In addition, we issued $74.7 million in convertible debt to the sellers of SBI.Razorfish in connection with its acquisition in July 2004. This was subsequently paid off with the proceeds from the sale in September and August 2004 of $80.0 million in convertible senior subordinated notes due 2024.

      As of December 31, 2004, we had cash and cash equivalents of $24.6 million, short-term investments of $34.7 million and $80 million of outstanding convertible debt.

Net Cash from Operating Activities

      Net cash provided by operating activities was $38.9, $20.6 and $12.2 million during the years ended December 31, 2004, 2003 and 2002, respectively. Our net cash provided by operating activities is primarily a result of our net income (loss) adjusted by non-cash expenses such as depreciation and amortization and changes in working capital components, which are influenced by the timing of cash collections from our clients and cash payments for purchases of media and other expenses.

      The changes in working capital are significantly influenced by the increases in accounts receivable due to both the organic growth in the business and the new growth resulting from the recent acquisitions. Due to this growth, we have experienced changes in the composition of our accounts receivables and this change has increased the timing of cash collections from our clients. The growth in the business is also contributing to the increases in amounts owed for media and other purchases.

      In addition to the effect of organic growth and growth from recent acquisitions on working capital, we believe that beginning in 2004, the change in the contractual terms with our clients influenced our cash flow from operating activities. The timing of payments for media purchases is now directly influenced by the timing of payment received from our clients for such media purchases. Under our prior Avenue A y  Razorfish contract structure in 2003, we were liable for media purchases for our clients and the payment of publisher invoices was not dependent on receipt of payment from our clients. As such, during the year ended December 31, 2003, the cash generated from operating activities was influenced by the timing of payments received from clients. Effective January 1, 2004, under our new contract structure, Avenue A y  Razorfish’s clients are directly liable for media purchases and we are not contractually required to pay publisher invoices without previous payment from our client for that media purchase.

Net Cash from Investing Activities

      Our investing activities include the purchase and sale of short term investments, purchases of property and equipment and the funding of acquisitions. Net cash used in investing activities was $55.2 million, $21.7 million and $7.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

      In accordance with our investment policy, we purchase primarily investment-grade marketable securities. Net cash from investing activities relates primarily to the timing of the purchases and sales of these marketable securities. During the year ended December 31, 2004 we had net sales of marketable securities of $55.0 million to meet funding requirements for the various acquisitions completed in 2004. During the years ended December 31, 2003 and 2002 we had net purchases of $3.1 million and $2.8 million, respectively. The increase in 2003 is due to increases in excess cash and cash equivalents available for reinvestment

      Capital expenditures relate primarily to the purchase of computers and software for general operational purposes, including our ad serving capabilities and the development of our proprietary technology, and leasehold improvements for our facilities. During the year ended December 31, 2004, 2003 and 2002, capital expenditures were $12.3 million, $6.1 million and $2.2 million, respectively.

      In February 2004, we purchased NetConversions for $4.6 million. We acquired $60,000 of cash and incurred acquisition costs of $136,000. An additional amount up to $550,000 in cash could be paid upon completion of certain post-closing requirements.

      In July 2004, we purchased TechnologyBrokers and MediaBrokers for approximately $3.4 million. We acquired $348,000 of cash and incurred acquisition costs of $116,000. Approximately $762,000 of excess working capital, as defined by the purchase and sale agreement, will be paid to the previous owners.

      In July 2004, we purchased SBI.Razorfish for approximately $164.3 million, which includes $4.3 million in acquisition costs. The purchase was funded using $85.3 million in cash and $74.7 million in convertible debt.

      In December 2003, we purchased GO TOAST for approximately $14.2 million. We acquired $47,000 of cash and incurred $145,000 in acquisition costs. Upon acquisition in 2003, we paid $12.4 million in cash and $1.3 million in common stock (139,669 shares at $9.43 per share). In 2004 upon completion of certain post closing requirements of the purchase and sale agreement, we paid an additional $200,000 to the previous owners.

      In November 2002, we purchased i-FRONTIER for approximately $5.0 million. We acquired $2.0 million in cash and incurred $191,000 in acquisition costs. Upon acquisition in 2002, we paid $4.8 million to the previous owner and in 2004 we paid $176,000 upon completion of certain post closing requirements of the purchase and sale agreement. The purchase agreement provides for contingent payments in 2004 and 2006 which are determined based upon the operating results of i-FRONTIER through December 31, 2005. Based on the earnings results of i-FRONTIER for the years ended December 2002 and 2003, the first contingency payment earned by i-FRONTIER was $1.5 million and $715,000 of this amount was paid to i-FRONTIER’s previous owner in October 2004 after offset with certain receivables.

Net Cash from Financing Activities

      Our financing activities primarily relate to the proceeds from and payments made on notes payable and the proceeds from issuance of common stock through our stock option and employee stock purchase plans.

      In 2002 and 2001, we entered into an equipment term loan facility totaling $5.5 million to finance the purchase of computer equipment used for general operational purposes. In 2003 and 2002, we paid $1.6 million and $2.0 million on these notes payable. As of December 31, 2003, we had no outstanding debt. In August and September 2004, we sold approximately $80.0 million in convertible senior subordinated notes, the proceeds of which were used to redeem 100% of the convertible notes issued in connection with the acquisition of SBI.Razorfish. In connection with the offering, we also paid $2.3 million in debt issuance costs. See discussion of interest and principal payments in Note 12 of our Notes to Consolidated Financial Statements.

      Proceeds from the exercises of common stock options and issuance of common stock through our employee stock purchase plan were $5.1 million, $3.1 million and $926,000 for the years ended December 31, 2004, 2003 and 2002 respectively. The increase in proceeds each year is due to the increase in the fair value of our common stock, increased volume of stock option exercises and an increased employee base participating in our employee stock purchase plan.

      With the acquisition of SBI.Razorfish, we have experienced a significant increase in operating expenditures, including the addition of interest expense associated with the $80.0 million in senior subordinated convertible notes. Interest costs will continue to result in a material use of our cash resources. We also estimate an increase in revenue in 2005 related to both traditional aQuantive service lines and new services provided through the acquisition of SBI.Razorfish. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and debt service for at least the next 12 months.

Commitments

      As of December 31, 2004, we had material commitments related to our convertible debt and operating leases for office space and office equipment. In addition, we had material obligations related to ad content delivery services. The following are our contractual commitments and obligations as of December 31, 2004 (in thousands):

	Year Ended December 31,

					2009 and
	2005	2006	2007	2008	thereafter	Total

Commitments:
Operating leases	$4,477	$5,146	$4,332	$3,603	$7,822	$25,380
Sublease rental income	(190)	(190)	(48)	—	—	(428)
Ad content delivery services	1,311	27	9	—	—	1,347
Convertible debt (including interest payments)	1,760	1,800	1,800	1,800	108,800	115,960

Total commitments	$7,358	$6,783	$6,093	$5,403	$116,622	$142,259

      The i-FRONTIER purchase agreement provides for future contingent payments in 2004 and 2006, which are determined based upon the operating results of i-FRONTIER through December 31, 2005. Any contingent payments will be recorded as goodwill when actual amounts are determined, due to the uncertainty of achieving these results. The calculation of the contingent payments is based upon a combination of a multiple of earnings through December 31, 2005 and an amount equal to the value of net assets at the date of acquisition. The agreement includes an interim payment based upon i-FRONTIER earnings during the two years ending December 31, 2003, which is partially refundable based upon i-FRONTIER earnings during the four years ending December 31, 2005. In October 2004, we paid the previous owner of i-FRONTIER consideration in the amount of $1.5 million for this interim payment. In the event that i-FRONTIER achieves results consist with management’s estimates, we estimate that the final contingency payment will be between $22.0 million and $26.0 million and there is no maximum payment specified in the agreement.

      The GO TOAST purchase agreement provides for future contingent payments in 2005 and 2006, which will be determined based upon the actual revenue results of GO TOAST through December 31, 2005. These payments will be recorded when the actual amounts are determined, due to the uncertainty of achieving these results. Any contingent payments will be recorded as goodwill. The agreement includes an interim payment based upon GO TOAST revenue during the year ending December 31, 2004 and a final payment based on revenue during the two years ending December 31, 2005. In the event that GO TOAST achieves results consist with management’s estimates, we estimate the total contingency payments to be between $500,000 and $2.4 million with a maximum potential payment of $4.0 million.

      The NetConversions purchase agreement provides for future contingent payments from 2004 to 2006 based on actual earnings results of NetConversions through January 31, 2006. These payments will be recorded when the actual amounts are determined, due to the uncertainty of achieving these results. The first contingency payment shall be paid after the month in which a certain operating income milestone is met and the second contingency payment shall be made in 2006 based upon the cumulative earnings of NetConversions through January 31, 2006. In the event that NetConversions achieves results consist with management’s estimates, we estimate the total contingency payments will be between $375,000 and $1.1 million with a maximum potential payment of $2.5 million.

      The TechnologyBrokers and MediaBrokers purchase agreement provides for future contingent payments, which shall be paid provided certain earnings thresholds are met through July 31, 2006. These payments will be recorded when the actual amounts are determined, due to the uncertainty of achieving these results. The payments will be adjusted based on actual earnings through July 31, 2006. In the even that TechnologyBrokers and MediaBrokers achieves results consist with management’s estimates, we estimate these payments will be between $3.0 and $9.0 million and there is no maximum payment specified in the agreement.

2005 Outlook

      In 2005, we expect the growth of the industry to continue, however at a somewhat slower rate than in 2004. While 2003 and 2004 online advertising growth was largely driven by search, we believe that in 2005 we will see growth driven by increases in the use of rich media (including video-targeting) and performance media. We believe the Company will benefit from this growth as we play key roles in these growth areas. In each of our businesses we expect to grow our customer bases, and will be targeting increased spending from existing customers. Although most of our revenue and profits will continue to be generated domestically, we expect to make more investments to support international growth. We believe that international markets represent long-term growth opportunities for us, and we anticipate greater international expansion. Accordingly, we anticipate revenues of $250.0 to $260.0 million in 2005, compared to $157.9 million in 2004. We anticipate adopting SFAS No. 123 (revised 2004), “Share-Based Payments” (SFAS 123R) in the three months ended September 31, 2005 and expect it to have a material impact on net income for the year ending December 31, 2005. See “Recent Accounting Pronouncements” below for additional information.

Recent Accounting Pronouncements

      In December 2004, the FASB issued SFAS 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity’s statement of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The Company is required to adopt SFAS 123R in the quarter ending September 30, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” under Note 2 of our consolidated financial statements as of and for the year ended December 31, 2004 for the pro forma net income (loss) and net income (loss) per share amounts, for the fiscal years ended December 31, 2004, 2003 and 2002, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. The Company has completed a preliminary evaluation of the impact of adopting SFAS 123R and estimates that it will have a material impact on income from operations for the six months ended December 31, 2005. This estimate is based on preliminary information available to the Company and could materially change based on actual facts and circumstances arising during the six months ended December 31, 2005.

Other Events

      In accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and our insider trading policy, Nicolas J. Hanauer, a cofounder of the Company and Chairman of the Company’s Board of Directors, entered into a sales plan on February 25, 2005. The sales plan, which terminates in February 2006, provides for the sale of up to a maximum of 750,000 shares of common stock that he currently owns. Sales executed under this plan will be reported on Forms 4 as required under Section 16 of the Exchange Act.

      In March 2004, Brian McAndrews, the Chief Executive Officer and a member of our Board of Directors, also adopted a 10b5-1 stock trading plan in accordance the Exchange Act and our insider trading policy. The sales plan, which terminates in December 2005, provides for the sale of up to a maximum of 500,000 shares of common stock that he currently owns or plans to acquire upon exercise of outstanding employee stock options. Sales executed under this plan will be reported on Forms 4 as required under Section 16 of the Exchange Act.

      Messrs. Hanauer and McAndrews entered into their sales plans in order to diversify their investment portfolios. Rule 10b5-1 permits the implementation of a written prearranged plan entered into at a time when the insider is not aware of any material nonpublic information and allows the insider to trade on a regularly scheduled basis as specified in the plan regardless of any material nonpublic information thereafter received by the insider. These plans generally allow corporate insiders to gradually diversify holdings of stock while minimizing any market effects of such trades by spreading them out over an extended period of time. The shares subject to these sales plans constitute approximately 13% and 19% of the shares, including shares subject to issuance upon exercise of options, currently held by Messrs. Hanauer and McAndrews, respectively.

      Except as required by law, by disclosing this information, we do not undertake to report modifications to or a termination of this trading plan, nor the establishment of future trading plans by these officers or other officers or directors of aQuantive.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term, investment-grade debt securities issued by corporations. We place our investments with high-quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

DIRECTORS AND EXECUTIVE OFFICERS

      Set forth below is the name, age, position and a brief account of the business experience of each of our directors, executive officers and key employees as of March 10, 2005.

			Officer or
			Director
Name	Age	Positions and Offices With aQuantive	Since

Brian P. McAndrews	46	Director, Chief Executive Officer and President	1999
Bradley Aronson	33	Executive Vice President, Avenue A/Razorfish East	2002
Darin Brown	36	Executive Vice President, Strategy & Marketing Avenue A/Razorfish	2004
David Friedman	41	President, Avenue A/Razorfish Central	2004
Michael T. Galgon	37	Chief Strategy Officer	1998
Ona M. Karasa	45	President, Atlas	2002
Clark M. Kokich	53	President, Avenue A/Razorfish West	1999
Robert Lord	42	President, Avenue A/Razorfish East	2004
Linda A. Schoemaker	41	Senior Vice President, General Counsel and Corporate Secretary	2004
Michael Vernon	58	Chief Financial Officer	2000
James A. Warner	51	Executive Vice President, Avenue A/Razorfish East	2000
Richard P. Fox	57	Director	2003
Nicholas J. Hanauer	45	Director, Chairman of the Board	1998
Peter M. Neupert	49	Director	2000
Jack Sansolo, Ph.D.	61	Director	2002
Michael B. Slade	47	Director	2002
Linda J. Srere	49	Director	2004
William E. (“Ned”) Stringham	41	Director	2004
Jaynie M. Studenmund	50	Director	2004

      Brian P. McAndrews has served as our Chief Executive Officer and a Director since September 1999, and as our President since January 2000. From July 1990 to September 1999, Mr. McAndrews worked for ABC, Inc., a broadcasting and communications company, holding executive positions at ABC Sports, ABC Entertainment and ABC Television Network; most recently he served as Executive Vice President and General Manager of ABC Sports. From 1984 to 1989, Mr. McAndrews served as a product manager for General Mills, Inc., a consumer products manufacturer. He holds an M.B.A. degree from Stanford University and a B.A. degree from Harvard University. Mr. McAndrews also serves as a member of the board of directors of Blue Nile, Inc., an online jewelry retailer.

      Bradley Aronson founded i-FRONTIER in February 1996, and served as its President until January 2005. At that time i-FRONTIER merged operations with Avenue A/Razorfish East and Mr. Aronson was named Executive Vice President of Avenue A/Razorfish East. Prior to 1996, Mr. Aronson worked as a marketing manager for CTD News, a publishing company. Mr. Aronson co-authored one of the earliest books on interactive marketing, Advertising On The Internet, as well as authoring Banners and Beyond and Strategies for Branding, Driving Traffic, and Sales (Jupiter Research). Mr. Aronson holds a B.A. degree from Haverford College.

      Darin Brown was named Executive Vice President of Strategy and Marketing, Avenue A/Razorfish in July 2004. From April 2001 to July 2004, he was Executive Vice President and Managing Director of the Integrated Marketing and Web Development Group of SBI.Razorfish. From January 1998 to April 2001,

Mr. Brown was managing partner of the Brand Building Group for the West Coast Region of marchFIRST, previously CKS and USWeb/CKS, which was acquired by SBI Group. From September 1990 to July 1997, he was with Leo Burnett Advertising, now part of the Publicis Groupe. He is a graduate of the Richard Ivey School of Business at the University of Western Ontario.

      David Friedman was named president of Avenue A/Razorfish Central in July 2004. From January 2004 to July 2004, he was Executive Vice President of SBI.Razorfish’s Central Region. From September 2000 to December 2003, Mr. Friedman also served as Vice President, Client Services of SBI.Razorfish’s Consumer Products and Retail practice. From April 1999 to September 2000, Mr. Friedman served as Executive Vice President, Strategy Consulting for iXL. Prior to working for SBI.Razorfish, he was an associate partner for Andersen Consulting (now Accenture) in the Strategic Services practice from 1989 to April 1999. Mr. Friedman holds a B.A. from Cornell University and an M.B.A. from the University of Chicago Graduate School of Business.

      Michael T. Galgon, a cofounder of aQuantive, has served as our Chief Strategy Officer since January 2000. From October 1999 to January 2000, he served as our Senior Vice President, Marketing and Business Development. From October 1998 to October 1999, he served as our President, and from October 1997 to October 1998, he served as our General Manager. From October 1995 to October 1997, Mr. Galgon attended the Harvard Business School. From October 1994 to October 1995, he served as a full-time volunteer with Volunteers In Service To America. From 1990 to 1994, Mr. Galgon served as an officer in the U.S. Navy. Mr. Galgon holds an M.B.A. degree from the Harvard Business School and a B.A. degree from Duke University.

      Ona M. Karasa was named President of Atlas in March 2004, and served as Chief Operating Officer of Atlas from May 2003 to March 2004. From September 2002 to April 2003, she served as our Senior Vice President, Development and Product Services and Chief Technology Officer. From November 2001 to August 2002, Ms. Karasa served as executive vice president and general manager of MSNBC.com, an online news and entertainment company. From January 2001 to October 2001, she served as vice president of development and design of MSNBC.com. From February 1999 to January 2001, Ms. Karasa owned and operated Karasa Management Consulting. From June 1998 to February 1999, Ms. Karasa served as Vice President of Product Development for Clarus Corporation, a supply-chain software company, and from April 1996 to December 1997 she served as Vice President of Product Development at Atrieva, an Internet back-up software and service provider. She holds an M.A. from Bastyr University and a B.A. from Smith College.

      Clark M. Kokich was named President, Avenue A/Razorfish West in July 2004. From May 2001 until that time, he served as President of Avenue A. From October 2000 to May 2001, Mr. Kokich served as our President, Digital Marketing Solutions, Seattle. From January 2000 to October 2000, he served as our Senior Vice President, Diversified Services, and from July 1999 to January 2000 as our Vice President, General Manager, Growth Markets Division. From April 1996 to October 1998, Mr. Kokich served as President and Chief Executive Officer of Calla Bay, Inc., an apparel retailer. From January 1992 to April 1996, he served as the Director, Sales & Marketing for AT&T Wireless Services, a wireless telecommunications provider. Mr. Kokich holds a B.S. degree from the University of Oregon.

      Robert Lord was named president of Avenue A/Razorfish East in July 2004. From February 2003 to July 2004, he served as Executive Vice President of SBI.Razorfish’s East Region. From November 2000 to February 2003, Mr. Lord was Chief Operating Officer of SBI.Razorfish, which was acquired by SBI Group. From July 1995 to June 2000, he was the Chief Operating Officer and Executive Vice President of Prism Rehab Systems, a professional services firm in the healthcare sector. From May 1991 to June 1995, Mr. Lord was a partner consultant with Symmetrix, a strategic systems re-engineering consulting firm. He holds a B.S. in engineering from Syracuse University and an M.B.A. from the Harvard Business School.

      Linda A. Schoemaker has served as our Senior Vice President, General Counsel and Corporate Secretary since February 2004. From December 2000 to February 2004, Ms. Schoemaker served as Senior Vice President and General Counsel of Advanced Digital Information Corporation (ADIC), a computer data storage solutions provider. Prior to joining ADIC, she was a partner in the law firm Perkins Coie LLP and a member of the firm’s Executive Committee. Her practice focused on corporate finance, including public offerings, mergers and acquisitions and venture capital. She joined Perkins Coie LLP in September 1989 and was admitted as a partner in January 1996. Ms. Schoemaker holds a J.D. degree from the University of Michigan and an A.B. from Harvard University.

      Michael Vernon has served as our Chief Financial Officer since September 2000. From August 1999 to September 2000, Mr. Vernon worked as a consultant. From August 1998 to August 1999, Mr. Vernon served as Chief Operating Officer of Park Plaza International, an international hotel chain and privately owned corporation. From August 1995 to February 1997, Mr. Vernon served as Chief Financial Officer of Red Lion Hotels, a national hotel chain. Mr. Vernon holds an M.B.A. degree and a B.S. degree from Stanford University.

      James A. Warner was named Executive Vice President, Avenue A/Razorfish in July 2004. From January 2000 until that time, he served as our President, Avenue A/NYC. From September 1998 to December 1999, Mr. Warner served as President of Third Floor Enterprises, a consulting firm that provided services to online and traditional media companies. From February 1998 to September 1998, Mr. Warner served as President of the Magazine Division of Primedia, Inc., a diversified media company. From February 1995 to September 1997, he served as President of the CBS Television Network, a division of CBS, Inc., a broadcasting and communications company. Mr. Warner holds an M.B.A. degree from the Harvard Business School and a B.A. degree from Yale University.

      Richard P. Fox has served as one of our Directors since February 2003. Since October 2001, Mr. Fox has been a partner with RavenFire LLC, which provides consulting services to entrepreneurs and the financial services industry. From April 2000 to September 2001, he was an officer of CyberSafe, an IT security company, serving as President and Chief Operating Officer from January 2001 to September 2001. From April 1998 to February 2000, Mr. Fox was Vice President, Chief Financial Officer at Wall Data, an international enterprise software company. Mr. Fox spent 28 years with Ernst & Young LLP, last serving as managing partner of the Seattle office. He holds a B.B.A. from Ohio University, an M.B.A. from the Fuqua School of Business, Duke University and is a CPA in Washington State. He serves on the Board of Directors of Premera Blue Cross, Flow International Corporation and Shurgard Storage Centers, Inc. Mr. Fox is also Treasurer and serves on the Board of Trustees of The Seattle Foundation, and on the Board of Visitors for the Fuqua School of Business, Duke University.

      Nicolas J. Hanauer, a co-founder of aQuantive, has served as our Chairman of the Board since June 1998 and as a Director since aQuantive was incorporated in February 1998. He also served as our Chief Executive Officer from June 1998 to September 1999. Since February 2000, Mr. Hanauer has served as a partner with Second Avenue Venture Partners, a venture capital and management consulting firm, which he co-founded. In 2000, Mr. Hanauer also founded and served as Chairman of Gear.com, until its merger with Overstock.com in 2001. In addition, since 2001, Mr. Hanauer has been Co-Chairman and CEO of Pacific Coast Feather Company, a pillow and bedding manufacturing company. From 2000 to 2001, Mr. Hanauer was the Chief Strategy Officer of Pacific Coast Feather Company, and from 1990 to 2000, Mr. Hanauer served as their Executive Vice President, Sales and Marketing. Mr. Hanauer holds a B.A. degree from the University of Washington. Mr. Hanauer currently serves as a director of HouseValues, Inc., Museum Quality Discount Framing, Inc., The Insitu Group, Inc. and Pacific Coast Feather Company. Mr. Hanauer is actively involved with various community and non-profit organizations, including the University of Washington Foundation, the Alliance for Education, the League of Education Voters, and the Seattle Downtown Association.

      Peter M. Neupert has served as one of our Directors since February 2000. From July 1999 until October 2004, Mr. Neupert served as Chairman of the Board of Directors of drugstore.com, inc., an online retail store and information site for health, beauty, wellness, personal care and pharmacy products, and from July 1998 to April 2001, he served as drugstore.com’s President and Chief Executive Officer. From March 1987 to July 1988, Mr. Neupert served in various capacities at Microsoft Corporation, a software and technology company, most recently as Vice President of News and Publishing for its interactive media group. Mr. Neupert holds an M.B.A. degree from Dartmouth College and a B.A. degree from Colorado College. Mr. Neupert currently serves as a Director of Cranium, Inc. In September 2003, Mr. Neupert was appointed by President George W. Bush to the President’s Information Technology Advisory Committee.

      Jack Sansolo, Ph.D. has served as one of our Directors since March 2002. In addition, from May 2002 until May 2004, Dr. Sansolo served as a member of our Advisory Board. Since November 2004, Dr. Sansolo has served as Senior Vice President and Chief Marketing Officer of Getty Images. In January 2001, Dr. Sansolo reopened Point A Consulting, a marketing, communications and advertising agency which he founded and previously operated from March 1993 to August 1996. From September 1996 to January 2001, Dr. Sansolo served as Executive Vice President, Global Brand Direction, for Eddie Bauer, Inc., a retailer of apparel and home furnishings. Dr. Sansolo holds a Ph.D. degree from Harvard University and an A.B. degree from Hunter College.

      Michael B. Slade has served as one of our Directors since December 2002. Since February 2000, Mr. Slade has served as a partner with Second Avenue Partners, which he co-founded. From February 1993 to November 1998, Mr. Slade worked at Starwave Corp., an Internet and multimedia products company, serving as President and Chief Executive Officer from February 1993 to March 1997, and Chairman and Chief Executive Officer from March 1997 to November 1998. At Starwave, Mr. Slade launched ESPN.com, ABCNews.com and the Go.com network. From November 1992 to February 1993, Mr. Slade served as vice president of special projects for Asymetrix Corporation, an enterprise productivity solutions company. From May 1991 to November 1992, Mr. Slade served as Vice President, Marketing for NeXT Computer. From December 1990 until May 1991, he served as Vice President, Marketing for Central Point Software. Mr. Slade began his career at Microsoft Corporation in 1983 and spent seven years there in a variety of product marketing roles, including Director of Corporate Marketing in Microsoft’s systems software division. Mr. Slade holds an MBA degree from Stanford University and a B.A. degree from Colorado College. Mr. Slade currently serves on the boards of Argus Media, the Professional Bowlers Association and You Software, Inc.

      Linda J. Srere was elected to our Board of Directors in May of 2004. She is currently a marketing and advertising consultant, and from January 2000 to November 2001 served as President of Young & Rubicam Advertising, a worldwide advertising network. From September 1998 to January 2000, Ms. Srere served as Vice Chairman and Chief Client Officer of Young & Rubicam Inc. (“Y&R”). From January 1997 to September 1998, she served as President and CEO of Y&R’s New York office. Ms. Srere joined Y&R in September 1994 as Executive Vice President and Director of Business Development. Prior to joining Y&R, Ms. Srere was the Chairman of Earle Palmer Brown New York from 1992 to 1994, and President of Rosenfeld, Sirowitz, Humphrey & Strauss from 1990 to 1992, both of which are advertising agencies. Ms. Srere currently serves as a Director of Electronic Arts, Inc., and Universal Technical Institute, Inc.

      William E. (“Ned”) Stringham has served as one of our directors since July 2004, when he joined our Board upon the closing of our acquisition of SBI.Razorfish. Mr. Stringham was a co-founder of SBI Holdings, Inc., a technology and marketing company, and served as its President and Chief Executive Officer from 1997 until July 2004. Prior to that time, Mr. Stringham founded Impact Partners, a management consulting firm in Australia, and worked for McKinsey & Company. He holds an MBA from Harvard Business School and a BS degree from the University of Utah.

      Jaynie M. Studenmund was elected to the Board of Directors in May of 2004. She served as the Chief Operating Officer for Overture Services, Inc., an online search provider, from January 2001 through the company’s acquisition by Yahoo!, and until January 2004. From February 2000 to January 2001, Ms. Studenmund was President and Chief Operating Officer of PayMyBills.com, an internet bill management company. From 1997 to 1998 Ms. Studenmund served as an Executive Vice President and Head of Retail Banking at Home Savings of America. From 1996 to 1997 Ms. Studenmund served as an Executive Vice President and Head of Retail Banking at Great Western Bank. Both Great Western and Home Savings were acquired by Washington Mutual. From 1985 to 1996, Ms. Studenmund served as an Executive Vice President at First Interstate Bank of California (now Wells Fargo). Ms. Studenmund holds an M.B.A. degree from Harvard Business School and a B.A. degree from Wellesley College. Ms. Studenmund currently serves as a Director of Countrywide Bank, Western Asset, Forest Lawn Memorial Parks and Flintridge Preparatory School.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth certain compensation information for the years indicated for the Chief Executive Officer of aQuantive and the four next most highly compensated executive officers for the fiscal year ended December 31, 2004, as well as for James Warner, who continues to serve as Executive Vice President of Avenue A/ Razorfish, but who is no longer designated as an executive officer of aQuantive.

				Long-Term
				Compensation
				Awards

		Annual Compensation		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation(1)

Brian P. McAndrews	2004	333,060	407,999	100,000	520,641
Chief Executive Officer and President	2003	333,060	120,000	150,000	350,120
	2002	320,850	128,100	—	450,440
Ona M. Karasa(2)	2004	250,000	205,500	80,000	3,430
President, Atlas	2003	232,300	76,659	20,000	3,180
	2002	101,506	45,000	300,000	52
Clark M. Kokich	2004	251,166	188,375	40,000	40,934
President, Avenue A/Razorfish West	2003	251,166	50,233	120,000	33,587
	2002	240,950	75,000	—	39,838
Michael Vernon	2004	236,926	132,769	30,000	3,774
Chief Financial Officer	2003	236,926	47,385	75,000	3,774
	2002	228,413	65,000	—	74
James A. Warner	2004	269,063	242,157	25,000	3,664
Executive Vice President,	2003	269,063	44,395	50,000	614
Avenue A/Razorfish East	2002	263,400	47,500	—	270
Michael Galgon	2004	220,067	154,047	30,000	23,087
Chief Strategy Officer	2003	220,067	44,013	60,000	19,090
	2002	212,625	53,000	—	162

(1)	Amounts shown in “All Other Compensation” for fiscal year 2004 include loan forgiveness and related gross-up payments of $517,371, $37,270, and $19,675 for Messrs. McAndrews, Kokich, and Galgon, respectively. Please see “Certain Transactions.” Also includes payment of life insurance premiums of $270 for Mr. McAndrews, $414 for each of Messrs. Kokich and Warner, $774 for Mr. Vernon, $180 for Ms. Karasa and $162 for Mr. Galgon; and employer matching 401(k) contributions of $3,000 for Messrs. McAndrews and Vernon, and $3,250 for Messrs. Galgon, Kokich and Warner and Ms. Karasa.

(2)	Ms. Karasa joined aQuantive in September 2002.

Stock Option Grants in Fiscal 2004

      The following table sets forth information regarding options to purchase shares of common stock granted to the named executive officers during the year ended December 31, 2004 under the Company’s stock option plans.

					Potential Realizable Value at
	Number of				Assumed Annual Rates of
	Securities	% of Total			Stock Price Appreciation For
	Underlying	Options Granted	Exercise		Option Term(2)
	Options	to Employees in	Price Per	Expiration
Name	Granted(1)	Fiscal Year	Share	Date	5%	10%

Brian P. McAndrews	100,000	3.9	$8.34	3/22/14	$524,498	$1,329,181
Ona M. Karasa	80,000	3.1	$8.34	3/22/14	$419,598	$1,063,345
Clark M. Kokich	40,000	1.5	$8.34	3/22/14	$209,799	$531,672
Michael Vernon	30,000	1.2	$8.34	3/22/14	$157,349	$398,754
James A. Warner	25,000	1.0	$8.34	3/22/14	$131,124	$332,295
Michael Galgon	30,000	1.2	$8.34	3/22/14	$157,349	$398,754

(1)	All of these options vest in increments of 20% on March 22, 2005 and then 6.667% per quarter until fully vested at March 22, 2008. The per share exercise price represents the fair market value of the Company’s common stock on the date of grant.

(2)	The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future prices of our common stock.

Option Exercises in Fiscal Year 2004 and Year-End Option Values

      The following table sets forth certain information regarding options exercised during the year ended December 31, 2004, and options held as of December 31, 2004 by the named executive officers.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares	Value	December 31, 2004 (#)		December 31, 2004 ($)(2)
	Acquired on	Realized
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Brian P. McAndrews	119,211	978,374	2,297,772	283,334	$14,820,064	$1,318,338
Ona M. Karasa	45,000	332,250	123,000	232,000	777,040	1,008,160
Clark M. Kokich	125,000	843,900	318,163	175,334	2,175,763	950,398
Michael Vernon	150,000	1,192,789	573,332	131,668	3,136,923	723,577
James A. Warner	45,000	381,710	817,500	100,000	3,298,650	539,850
Michael T. Galgon	—	—	211,500	187,500	4,050,783	481,199

(1)	Value realized is determined by subtracting the exercise price from the fair market value on the date the options were exercised and multiplying the resulting number by the number of underlying shares of common stock.

(2)	Value is calculated based on the difference between the option exercise price and the fair market value of the common stock as of December 31, 2004, which was 8.94.

COMPENSATION OF DIRECTORS

      Nonemployee Directors are paid annual cash compensation of $12,500, plus $1,000 for each Board or committee meeting attended (provided that if more than one meeting is held in a single day, only one $1,000 payment would be made for that particular day). In addition, we reimburse our nonemployee Directors for reasonable expenses they incur in attending meetings of the Board of Directors and its committees.

      Our stock option grant program from nonemployee Directors provides for initial grants to new members of our board upon their first appointment or election, as well as for annual grants for continuing Directors. Under the current program, each nonemployee Director automatically receives a nonqualified stock option to purchase 25,000 shares of common stock upon initial election or appointment to the Board. One-third of this option vests on each of the first, second and third anniversaries of the grant date. In addition, under this program, each nonemployee Director who continues to serve on the Board receives an additional annual grant of an option to purchase 10,000 shares of common stock on the date of the annual shareholders meeting. These options vest in full one year after the grant date. The exercise price for all options granted under the program is the fair market value of the common stock on the grant date. Options have a ten-year term, except that options expire one year after a nonemployee Director ceases services as a Director for any reason.

      In accordance with this program, in fiscal year 2004, Ms. Srere, Ms. Studenmund and Mr. Stringham each received a nonqualified stock option grant to purchase 25,000 shares of common stock in connection with their election to the Board in May 2004 in the case of Ms. Srere and Ms. Studenmund, and in connection with his initial appointment to the Board in July 2004 in the case of Mr. Stringham. Each of the nonemployee Directors other than Ms. Srere, Ms. Studenmund and Mr. Stringham received an annual grant to purchase 10,000 shares of common stock in connection with the annual shareholders meeting in May 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of March 10, 2005, certain information regarding the beneficial ownership of our common stock by:

•	each person known by aQuantive to beneficially own 5% or more of our common stock;

•	each director of aQuantive;

•	each executive officer of aQuantive for whom compensation information is given in the Summary Compensation Table in this prospectus; and

•	all Directors and current executive officers of aQuantive as a group.

	Outstanding Shares of
	Common Stock
	Beneficially
Beneficial Owner	Owned(1)	Percent of Class

Mazama Capital Management Inc. One SW Columbia Portland, OR 97258(2)	6,739,948	9.7%
Perry Corp. 599 Lexington Avenue New York, NY 10022(2)	3,400,000	5.1%
Nicolas J. Hanauer(3) 1000 Second Ave., Suite 1200 Seattle, WA 98104	5,750,651	9.1%
Richard P. Fox(4)	21,125	*
Brian P. McAndrews(5)	2,651,114	4.1%
Peter M. Neupert(6)	155,000	*
Jack Sansolo(7)	56,000	*
Michael B. Slade(8)	49,084	*
Linda J. Srere	—	—
William E. (“Ned”) Stringham	—	—
Jaynie M. Studenmund	—	—
Michael Galgon(9)	1,469,146	2.3%
Ona M. Karasa(6)	161,666	*

	Outstanding Shares of
	Common Stock
	Beneficially
Beneficial Owner	Owned(1)	Percent of Class

Clark M. Kokich(10)	367,044	*
Michael Vernon(11)	538,000	*
James A. Warner(12)	845,499	1.3%
All Directors and current executive officers as a group (17 persons)(13)	13,066,801	20.7%

*	Less than 1% of the outstanding shares of common stock.

(1)	Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	As disclosed in Form 13G filings in February 2005.

(3)	Includes 40,000 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(4)	Includes 16,667 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(5)	Includes 10,725 shares held by the Lauren E. McAndrews Trust of 1999, 10,725 shares held by the Kyle S. McAndrews Trust of 1999 and 2,371,106 shares subject to options exercisable as of or within 60 days of March 10, 2005. Mr. McAndrews disclaims beneficial ownership of the shares held by the Lauren E. McAndrews Trust of 1999 and the Kyle S. McAndrews Trust of 1999.

(6)	Represents shares subject to options exercisable as of or within 60 days of March 10, 2005.

(7)	Includes 55,000 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(8)	Includes 43,334 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(9)	Includes 589,167 shares subject to options exercisable as of or within 60 days of March 10, 2005

(10)	Includes 365,497 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(11)	Includes 516,000 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(12)	Includes 844,166 shares subject to options exercisable as of or within 60 days of March 10, 2005.

(13)	Includes 5,222,403 shares subject to options exercisable as of or within 60 days of March 10, 2005.

CERTAIN TRANSACTIONS

      On October 8, 1999, aQuantive loaned $676,000 to Brian P. McAndrews, our Chief Executive Officer and President and one of our directors, pursuant to a promissory note in connection with the purchase of shares of common stock and the exercise of stock options by Mr. McAndrews. The loan bore interest at a rate equal to the greater of (1) the applicable federal rate for a demand note as of October 8, 1999 and as redetermined each year on the anniversary date of the note and (2) the lowest rate necessary to avoid the imputation of interest under the Internal Revenue Code. The maximum aggregate principal amount outstanding under the loan in fiscal year 2003 was $225,334. In July 2001, the promissory note was amended to provide that specified portions of the principal balance outstanding on January 1 of 2002, 2003 and 2004 and all accrued interest as of such dates would be forgiven on such dates if Mr. McAndrews continued to be employed by aQuantive as of the applicable date. The amendment also provided that aQuantive would provide Mr. McAndrews with the amounts of federal income tax owed, on a “grossed up” basis, with respect to amounts forgiven. Accordingly, the remaining balance of the principal outstanding on the promissory note and accrued interest were forgiven on January 1, 2004. Additionally, in 2004 an adjustment was made to the calculation of federal income tax owed related to the forgiveness that occurred in 2002, 2003, and 2004, the amount which is reflected as Other Compensation for 2004 in the Summary Compensation Table under the heading “Executive Compensation.” This note is no longer outstanding.

      On October 8, 1999, aQuantive loaned $29,013 to Michael T. Galgon, our Chief Strategy Officer, pursuant to a promissory note in connection with the purchase of shares of common stock and the exercise of stock options. The original terms of the note, its amendment in July 2001 and subsequent forgiveness were the same as described above with respect to the loan made to Mr. McAndrews. In addition, on October 27, 2000, aQuantive loaned $408,703 to Mr. Galgon, which loan was secured by a pledge of 750,000 shares of aQuantive common stock. The loan bore interest at a rate of 9% per year with interest and principal due upon maturity. The loan matured on October 26, 2002. Mr. Galgon paid all remaining principal and interest due under this loan in June 2002.

      Two family members of Bradley Aronson, the Executive President of Avenue A/Razorfish East, are employed by Avenue A/Razorfish. His wife, Mia Aronson, is Operations Manager for the Philadelphia office of Avenue A/Razorfish. As of December 31, 2004, her annual salary was $73,525. His brother, Robert Aronson, is Director of Search Engine Marketing for Avenue A/Razorfish. As of December 31, 2004, his annual salary was $92,000. Both Mia and Robert Aronson received stock option grants in January 2003, for 1,000 and 13,000 shares respectively, with an exercise price of $2.90, equal to the fair market value on the date of grant, and vesting over a period of six years.

      Mr. Aronson was the sole shareholder at i-FRONTIER, a company we acquired in 2001. The i-FRONTIER purchase agreement provides for a future contingent payment in 2006, which will be determined based upon the operating results of i-FRONTIER through December 31, 2005. The calculation of the contingent payments is based upon a combination of a multiple of earnings through December 31, 2005 and an amount equal to the value of net assets at the date of acquisition. The agreement includes an interim payment based upon i-FRONTIER earnings during the two years ending December 31, 2003, which is partially refundable based upon i-FRONTIER earnings during the four years ending December 31, 2005. In October 2004, we paid Mr. Aronson consideration in the amount of $1.5 million for this interim payment. We estimate that the final contingency payment will be between $22.0 million and $26.0 million.

      Dr. Jack Sansolo, a member of our Board of Directors, also served as a member of our Advisory Board from May 2002 through May 2004. In each of May 2002 and May 2003, Dr. Sansolo received $20,000 and a grant of a nonqualified stock option to purchase 10,000 shares of common stock for his services as a member of our Advisory Board. The exercise price of the options, which were fully vested upon grant, was equal to the fair market value of our common stock on the dates of grant.

EMPLOYMENT CONTRACTS AND CHANGE-OF-CONTROL ARRANGEMENTS

      McAndrews Employment Agreement. On January 20, 2000, Brian P. McAndrews and aQuantive entered into an employment agreement pursuant to which Mr. McAndrews serves as Chief Executive Officer of aQuantive. Pursuant to the terms of the agreement, Mr. McAndrews must receive an annual salary of at least $300,000. Also pursuant to the agreement, in connection with his initial employment, Mr. McAndrews received an option to purchase 1,845,000 shares of aQuantive common stock at a price per share of $1.26667, subject to vesting over a period of four years. Either aQuantive or Mr. McAndrews may terminate the agreement at any time. If Mr. McAndrews is terminated without cause, or if he terminates his employment for “good reason,” he is entitled to a severance package consisting of 12 months’ base salary and acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). If Mr. McAndrews is terminated for cause or if he voluntarily terminates his employment without “good reason,” he is entitled to a severance package equal to three months’ base salary. If Mr. McAndrews is terminated by a successor corporation to aQuantive within one year of a change of control, he is entitled to a severance package consisting of 12 months’ base salary and full acceleration of any unvested stock option. Upon a change of control, 50% of Mr. McAndrews’ unvested stock options immediately vest. Pursuant to the terms of the agreement, Mr. McAndrews is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

      Galgon Employment Agreement. Michael Galgon, Chief Strategy Officer, entered into an employment agreement with aQuantive on June 21, 2000. Pursuant to the terms of the agreement, either aQuantive or

Mr. Galgon may terminate the agreement at any time upon no less than 30 days notice. If Mr. Galgon is terminated without cause or if he terminates his employment for “good reason” he is entitled to a severance package consisting of 12 months’ base salary. If aQuantive terminates without cause, Mr. Galgon shall also be entitled to acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). Pursuant to the terms of the employment agreement, Mr. Galgon is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

      Karasa Employment Agreement. Ona Karasa, President, Atlas DMT, a wholly owned subsidiary of aQuantive, entered into an employment agreement with Atlas DMT on September 9, 2002. Pursuant to the agreement, Ms. Karasa must receive an annual salary of at least $230,000. Also pursuant to the agreement, Ms. Karasa received a signing bonus of $30,000. Employment may be terminated with or without cause by either party. If termination is by Atlas DMT, 30 days notice must be given. If aQuantive winds up or sells all or substantially all of Atlas DMT’s assets, and the purchaser terminates Ms. Karasa without cause, she will be entitled to termination payments equal to 3 months’ base salary plus an additional 3 months’ base salary for each year worked under this agreement. Ms. Karasa is subject to a confidentiality, non-competition and non-solicitation agreement in favor of Atlas DMT and aQuantive, which shall survive termination of her employment.

      Warner Employment Agreement. James A. Warner, Executive Vice President, Avenue A/ Razorfish, a wholly owned subsidiary of aQuantive, entered into an employment agreement with aQuantive on January 18, 2000. Pursuant to the terms of the agreement, Mr. Warner must receive an annual salary of at least $250,000. Also pursuant to the agreement, in connection with his initial employment, Mr. Warner received an option to purchase 300,000 shares of aQuantive common stock at a price per share of $8.00, subject to vesting over a period of four years. Either aQuantive or Mr. Warner may terminate the agreement at any time. If Mr. Warner is terminated without cause or if he terminates his employment for “good reason” he is entitled to a severance package consisting of 12 months’ base salary and is entitled to acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). Upon a change of control, a portion of Mr. Warner’s unvested stock options equal to the portion that would vest during the one-year period immediately after the date of the change of control will automatically vest. Pursuant to the terms of the employment agreement, Mr. Warner is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

      Vernon Employment Agreement. Michael Vernon entered into an employment agreement with aQuantive on September 27, 2000, pursuant to which Mr. Vernon serves as Chief Financial Officer of aQuantive. Pursuant to the terms of the agreement, Mr. Vernon receives an annual salary of at least $225,000. Also pursuant to the agreement, Mr. Vernon received an option to purchase 300,000 shares of aQuantive common stock at a price per share of $5.25, subject to vesting over a period of four years. Either aQuantive or Mr. Vernon may terminate the agreement at any time. If Mr. Vernon is terminated by a successor corporation without cause, or if he terminates his employment for “good reason,” he is entitled to a severance package consisting of 12 months’ base salary. If Mr. Vernon terminates his employment with a successor corporation for any other reason, he is entitled to any unpaid annual base salary. If the agreement terminates due to Mr. Vernon’s death or total disability, he or his estate is entitled to any unpaid annual base salary. Pursuant to the terms of the employment agreement, Mr. Vernon is also subject to a confidentiality, inventions assignment, non-competition and non-solicitation agreement in favor of aQuantive.

      Change of Control Provisions Under the 1998, 1999 and 2000 Stock Incentive Compensation Plans. Unless individual agreements provide otherwise, if a corporate transaction specified in the applicable plan, such as a merger or sale of aQuantive or a sale of all or substantially all of aQuantive’s securities or assets (other than a transfer to a majority-owned subsidiary), occurs, each outstanding option under the applicable plan will accelerate and become 100% vested and exercisable immediately before the corporate transaction, unless the option is assumed, continued or replaced with a comparable award by the successor corporation or the parent of the successor corporation. Any option held by an executive officer who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, that is assumed, continued or replaced with a comparable award in the corporate transaction, other than in specified related-party transactions, will accelerate if the officer’s employment or services are terminated by the successor corporation without cause or by the officer for good reason within two years after the corporate transaction.

      Change of Control Provisions Under the 1999 Employee Stock Purchase Plan. In the event of a merger, consolidation or acquisition by another corporation of all or substantially all of aQuantive’s securities or assets (other than a transfer to a majority-owned subsidiary), each outstanding option under the 1999 employee stock purchase plan will be assumed or an equivalent option substituted by the successor corporation; provided, however, that if the successor corporation refuses to assume or substitute the option, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction. Similarly, in the event of aQuantive’s proposed liquidation or dissolution, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the proposed event.

LEGAL MATTERS

      The validity of the common stock and the notes has been passed on for aQuantive by Perkins Coie LLP, Seattle, Washington.

EXPERTS

      The consolidated financial statements and schedule of aQuantive, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

      The combined financial statements of SBI.Razorfish (a carved out business unit of SBI.Holdings, Inc.) as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the audit of the disclosures added to include the transitional disclosures required by Statement of Financial Accounting Standards (SFAS) No. 142, goodwill and Other Intangible Assets, which was adopted by SBI.Razorfish as of January 1, 2002, as more fully described in Note 2 to the consolidated financial statements.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

      You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number: aQuantive, Inc., Attention: Investor Relations, 821 Second Avenue, 18th Floor, Seattle, Washington 98104; telephone (206) 816-8800. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of aQuantive, Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets, December 31, 2004 and 2003	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2004, 2003, and 2002	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003, and 2002	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-33
Combined Financial Statements of SBI.Razorfish (a carved-out business unit of SBI Holdings, Inc.):
Report of Independent Registered Public Accounting Firm	F-34
Combined Balance Sheets, December 31, 2003 and 2002	F-35
Combined Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-36
Combined Statements of Business Unit Equity (Deficit) for the years ended December 31, 2003, 2002 and 2001	F-37
Combined Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-38
Notes to Combined Financial Statements	F-41
Combined Balance Sheet, June 30, 2004	F-63
Combined Statements of Operations for the six months ended June 30, 2004 and 2003	F-64
Combined Statements of Cash Flows for the six months ended June 30, 2004 and 2003	F-65
Notes to Combined Financial Statements	F-67
Unaudited Pro Forma Condensed Combined Statements of Operations of aQuantive, Inc. and SBI.Razorfish (a Carved-Out Business Unit of SBI Holdings, Inc.):
Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004	F-83
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004	F-84

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

aQuantive, Inc.:

      We have audited the accompanying consolidated balance sheets of aQuantive, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Seattle, Washington

March 15, 2005

AQUANTIVE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands except
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$24,555	$32,797
Short-term investments	34,692	90,458
Accounts receivable, net of allowances of $3,144 and $2,033 in 2004 and 2003, respectively	106,683	48,480
Other receivables	1,486	1,674
Prepaid expenses and other current assets	1,631	1,141
Deferred tax asset	7,204	—

Total current assets	176,251	174,550
Property and equipment, net	17,569	6,802
Goodwill	137,845	10,946
Other intangible assets, net	36,226	7,106
Other assets	1,045	1,355
Deferred financing costs, net	1,645	—
Deferred tax asset, net	15,642	—

Total assets	$386,223	$200,759

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$68,542	$50,097
Accrued liabilities	21,066	8,232
Pre-billed media	15,655	4,545
Deferred rent, current portion	603	285
Deferred revenue	10,394	5,773

Total current liabilities	116,260	68,932
Long-term accrued liabilities	456	—
Notes payable	80,000	—
Deferred rent, less current portion	3,010	1,234
Deferred tax liability	—	54

Total liabilities	199,726	70,220

Commitments and contingencies (Note 10)
Shareholders’ equity:
Convertible preferred stock, $0.01 par value; 21,084 shares authorized; 0 shares issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, $0.01 par value; 200,000 shares authorized; 62,256 and 60,167 shares issued and outstanding at December 31, 2004 and 2003, respectively	623	602
Paid-in capital	233,898	220,637
Accumulated deficit	(48,099)	(90,982)
Accumulated other comprehensive income	75	282

Total shareholders’ equity	186,497	130,539

Total liabilities and shareholders’ equity	$386,223	$200,759

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,

	2004	2003	2002

	(In thousands except
	per share amounts)
Revenue	$157,937	$221,966	$132,650
Expenses:
Cost of revenue (excludes deferred stock compensation of $0, $168, and $329, respectively)	22,551	167,709	97,949
Client support (excludes deferred stock compensation of $0, $632, and $1,253, respectively)	67,235	20,682	13,635
Product development (excludes deferred stock compensation of $0, $128, and $506, respectively)	6,188	3,993	6,931
Sales and marketing (excludes deferred stock compensation of $0, $62, and $267, respectively)	8,896	4,911	5,319
General and administrative (excludes deferred stock compensation of $0, $113, and $363, respectively)	21,213	13,797	12,371
Amortization of intangible assets	4,048	276	50
Client reimbursed expenses	1,260	—	—
Amortization of deferred stock compensation	—	1,103	2,718
Corporate restructuring charges	—	—	497

Total expenses	131,391	212,471	139,470

Income (loss) from operations	26,546	9,495	(6,820)
Interest and other income, net	1,925	3,197	3,736
Interest expense	875	33	129
Impairment of cost-basis investment	—	—	50

Net income (loss) before income taxes and cumulative effect on prior years of change in accounting principle	$27,596	$12,659	$(3,263)
(Benefit) provision for income taxes	(15,287)	875	—

Net income (loss) before cumulative effect on prior years of change in accounting principle	$42,883	$11,784	$(3,263)
Cumulative effect on prior years of change in accounting principle	—	—	(1,330)

Net income (loss)	$42,883	$11,784	$(4,593)

Basic net income per share before cumulative effect on prior years of change in accounting principle	$0.70	$0.20	$(0.06)

Cumulative effect on prior years of change in accounting principle	$—	$—	$(0.02)

Basic net income (loss) per share	$0.70	$0.20	$(0.08)

Diluted net income (loss) per share	$0.62	$0.17	$(0.08)

Shares used in computing basic net income (loss) per share	61,225	59,304	58,270

Shares used in computing diluted net income (loss) per share	69,412	68,354	58,270

Comprehensive income (loss):
Net income (loss)	$42,883	$11,784	$(4,593)
Items of other comprehensive income (loss)	(207)	(275)	(79)

Comprehensive income (loss)	$42,676	$11,509	$(4,672)

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Accumulated
							Other
	Common Stock			Deferred			Comprehensive	Total
			Paid-In	Stock	Subscriptions	Accumulated	Income	Shareholders’
	Shares	Amount	Capital	Compensation	Receivable	Deficit	(Loss)	Equity

	(In thousands)
BALANCES, December 31, 2001	58,413	$584	$216,884	$(4,063)	$(548)	$(98,173)	$636	$115,320
Repurchase of restricted stock	(59)	(1)	(61)	—	—	—	—	(62)
Reduction of deferred stock compensation — employee terminations	—	—	(229)	229	—	—	—	—
Amortization of deferred stock compensation	—	—	—	2,718	—	—	—	2,718
Compensation expense due to vesting accelerations	—	—	54	—	—	—	—	54
Compensation expense due to options issued to non-employees	—	—	80	—	—	—	—	80
Conversion of subscriptions receivable	—	—	—	—	268	—	—	268
Exercise of common stock options	564	6	693	—	—	—	—	699
Issuance of common stock — Employee Stock Purchase Plan	176	2	222	—	—	—	—	224
Repurchase of common stock	(714)	(7)	(1,785)	—	—	—	—	(1,792)
Unrealized loss on available for sale investments	—	—	—	—	—	—	(79)	(79)
Net loss	—	—	—	—	—	(4,593)	—	(4,593)

BALANCES, December 31, 2002	58,380	$584	$215,858	$(1,116)	$(280)	$(102,766)	$557	$112,837

Reduction of deferred stock compensation — employee terminations	—	—	(13)	13	—	—	—	—
Amortization of deferred stock compensation	—	—	—	1,103	—	—	—	1,103
Compensation expense due to vesting accelerations	—	—	3	—	—	—	—	3
Compensation expense due to options issued to non employees	—	—	352	—	—	—	—	352
Conversion of subscriptions receivable	—	—	—	—	280	—	—	280
Exercise of common stock options	1,412	14	2,577	—	—	—	—	2,591
Issuance of common stock — Employee Stock Purchase Plan	237	2	554	—	—	—	—	556
Issuance of common stock — Acquisition of GO TOAST	138	2	1,306	—	—	—	—	1,308
Unrealized loss on available for sale investments	—	—	—	—	—	—	(275)	(275)
Net income	—	—	—	—	—	11,784	—	11,784

BALANCES, December 31, 2003	60,167	$602	$220,637	$—	$—	$(90,982)	$282	$130,539

Exercise of common stock options	1,869	20	3,774	—	—	—	—	3,794
Issuance of common stock — Employee Stock Purchase Plan	220	1	1,297	—	—	—	—	1,298
Reduction in valuation allowance related to stock option exercises prior to 2004	—	—	3,094	—	—	—	—	3,094
Tax benefit of exercise of common stock options	—	—	5,096	—	—	—	—	5,096
Unrealized loss on available for sale investments	—	—	—	—	—	—	(147)	(147)
Currency translation loss	—	—	—	—	—	—	(60)	(60)
Net Income	—	—	—	—	—	42,883	—	42,883

BALANCES, December 31, 2004	62,256	$623	$233,898	$—	$—	$(48,099)	$75	$186,497

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$42,883	$11,784	$(4,593)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	9,317	3,795	4,773
Amortization of premiums on short-term investments	562	1,508	524
Amortization of deferred stock compensation	—	1,103	2,718
Non-cash compensation expense		635	402
Cumulative effect on prior years of change in accounting principle	—	—	1,330
Impairment of cost-basis investments and long-lived assets	—	—	50
Changes in operating assets and liabilities, net of balances from business acquired during the year:
Accounts receivable, net	(31,059)	(22,977)	(5,554)
Other receivables, prepaid expenses and other current assets	(15)	(1,044)	72
Other assets	666	(512)	484
Accounts payable	13,532	19,968	13,632
Accrued liabilities and pre-billed media	13,894	1,792	(3,711)
Deferred revenue	3,203	3,019	2,066
Deferred rent	2,173	1,519	—
Deferred taxes	(16,302)	54	—

Net cash provided by operating activities	38,854	20,644	12,193

Cash flows from investing activities:
Proceeds from sale of marketable securities	70,707	218,983	97,332
Purchases of marketable securities	(15,659)	(222,081)	(100,148)
Purchases of property and equipment	(12,312)	(6,075)	(2,168)
Acquisitions, less cash received of $408 in 2004, $47 in 2003, and $1,957 in 2002	(97,972)	(12,498)	(2,868)

Net cash used in investing activities	(55,236)	(21,671)	(7,852)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	80,000	—	—
Payments on notes payable (including payment of convertible debt associated with purchase of SBI.Razorfish in 2004 — see supplemental disclosure of non-cash investing activities below)	(74,697)	(1,569)	(1,986)
Payment of debt issuance costs	(2,255)	—	—
Proceeds from issuance of common stock and exercises of common stock options, net	5,092	3,145	926
Cash paid for repurchase of common stock and restricted stock	—	—	(1,854)

Net cash provided by (used in) financing activities	8,140	1,576	(2,914)

Net (decrease) increase in cash and cash equivalents	(8,242)	549	1,427

Cash and cash equivalents, beginning of year	32,797	32,248	30,821

Cash and cash equivalents, end of year	$24,555	$32,797	$32,248

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Subscriptions receivable	$—	$(280)	$(268)

Cash paid for interest	$240	$33	$129

Income taxes paid	$951	$475	$—

Supplemental disclosure of non-cash investing activities
Issuance of convertible debt in connection with acquisition of SBI.Razorfish	$74,697	$—	$—

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(In thousands, except per share amounts)

1.	Organization and Operations of the Company

      aQuantive, Inc. (the Company) provides digital marketing services, technologies, and performance media to businesses. The Company was founded on July 1, 1997 under the brand name Avenue A and incorporated on February 27, 1998 in Washington State. The Company’s headquarters are located in Seattle,Washington. i-FRONTIER was acquired in November 2002, Atlas OnePoint (formerly GO TOAST) was acquired in December 2003, Atlas NetConversions (formerly NetConversions) was acquired in February 2004, and SBI.Razorfish , MediaBrokers and TechnologyBrokers were acquired in July 2004. The results of operations for the years ended December 31, 2002, 2003 and 2004 include the results of acquired businesses from their respective dates of acquisition. See Note 3 below for pro-forma information. In early 2005, the Company launched the rebranding of its collective digital marketing services offerings, including i-FRONTIER, as Avenue A y  Razorfish and its collective digital marketing technologies offerings from Atlas DMT to Atlas.

      The Company operates in three lines of business: digital marketing services, digital marketing technologies, and digital performance media. The Company’s digital marketing services line of business, including interactive advertising agency Avenue A y  Razorfish provides service offerings to clients that include Web advertising, Web site development, email services, strategic portal relationships, affiliate programs, customer targeting, analytical services, search engine marketing, and creative. The Company’s digital marketing technologies line of business, including Atlas and the recently acquired Atlas OnePoint and Atlas NetConversions, provides a digital marketing management system to manage digital marketing programs and Web site effectiveness. The Company’s digital performance media line of business, including DRIVEpm and MediaBrokers, serves as a liaison between online publishers and advertisers by buying blocks of online ad inventory from publishers and reselling the inventory to advertisers on a highly targeted basis.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currencies

      Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income. The Company also records transactional gains and losses on amounts denominated in currencies other than the U.S. dollar. These transaction exchange gains and losses are included in net income.

Reclassifications

      During 2004, the Company reclassified the salaries and related expenses of the digital marketing technologies’ client support personnel and personnel directly associated with delivering advertisements over the Internet from client support to cost of revenue. The consolidated financial statements for the years ended December 31, 2003 and 2002 have been reclassified to conform to the 2004 presentation. Certain other prior year amounts have been reclassified to conform to the 2004 presentation.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates in the Preparation of Financial Statements

      The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangible assets and goodwill, valuation allowances for receivables, deferred income tax assets and liabilities, state and city taxes, contingencies and obligations related to employee benefits. Actual results could differ from those estimates.

Cash Equivalents

      Cash equivalents include demand deposits, money market accounts and all highly liquid debt instruments with maturity at purchase of three months or less.

Investments

      The Company’s short-term investments consist primarily of investment-grade marketable securities with maturities of less than two years. All of the Company’s short-term investments have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses, when material, reported net-of-tax as a separate component of shareholders’ equity. Fair value is determined based upon the quoted market prices of the securities. Realized gains and losses on the sale of available-for-sale securities or due to declines in value judged to be other than temporary are recorded in interest income, net. During the years ended December 31, 2004, 2003, and 2002, the gross realized gains and losses were not significant. The cost of securities sold is based on the specific identification method. Premiums and discounts are amortized over the period from acquisition to maturity and are included in interest income. The Company’s short-term investments consist of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2004	$34,602	$208	$(118)	$34,692
December 31, 2003	$90,221	$341	$(104)	$90,458

      Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that the securities have been in a continuous unrealized loss position, at December 31, 2004, were as follows:

	Less than 12 Months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Brokers/ Description of Securities	Value	Losses	Value	Losses	Value	Losses

Mortgage-backed securities	$7,242	$52	$10,165	$66	$17,407	$118

      Mortgage-backed securities: The unrealized losses on investments in mortgage-back securities were caused by interest rate increases. The contractual cash flows of these securities were guaranteed by Fannie Mae and Freddie Mac. Because the decline in fair value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Financial Instruments and Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable, accrued liabilities, pre-billed media and notes payable. Fair values of cash and cash equivalents approximate

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cost due to the short period of time to maturity. The fair values of financial instruments that are short-term and/or that have little or no market risk are considered to have a fair value equal to book value. Assets and liabilities that are included in this category include accounts receivable, other receivables, accounts payable, accrued liabilities, pre-billed media and notes payable.

      The Company performs initial and ongoing evaluations of its customers’ financial position, and generally extends credit, requiring collateral as deemed necessary. The Company maintains allowances for potential credit losses, which are based on factors such as historical write-off percentages, the current aging of accounts receivable, and customer specific and industry credit risk factors. The Company does not have any off-balance sheet credit exposures related to its customers.

Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment, furniture and fixtures, and software costs are amortized over three, five and three years, respectively. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the improvements using the straight-line method. Repair and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which provides accounting and reporting standards for acquired intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized but tested for impairment at least annually. The Company adopted SFAS No. 142 on January 1, 2002 and completed a transitional impairment test for the intangible assets recorded in connection with the purchase of Avenue A/ NYC LLC during September 1999. Upon adoption of SFAS No. 142, the Company reclassified all previously recorded intangible assets as goodwill, as those assets, related to workforce and customer base, did not meet the criteria under SFAS No. 142 for separate identification. Furthermore, as a result of the impairment test, the Company recorded an impairment charge of $1,300 that has been recognized as a cumulative effect of a change in accounting principle in the accompanying consolidated financial statements. This impairment charge impacted the Digital Marketing Services’ segment. The Company performs an impairment test on all intangible assets, in accordance with the guidance provided by SFAS No. 142, at least annually, unless events and circumstances indicate that such assets might be impaired. The Company performed an impairment analysis on its goodwill during the quarter ended December 31, 2004 and determined that goodwill was not impaired. The Company will perform its next yearly impairment assessment of goodwill during the fourth quarter of 2005.

Long-lived assets

      Intangible assets include identifiable intangible assets primarily consisting of customer relationships purchased through various acquisitions. Intangible assets are presented net of related accumulated amortization and are being amortized on a straight-line basis over two to seven years.

      Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Software Capitalization

      The Company follows the provisions outlined in Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” related to the treatment of costs.

      The Company capitalizes certain direct costs incurred developing internal use software. These costs are being amortized using the straight-line method over a three year estimated useful life, beginning when the software is ready for use. These amounts are included in property and equipment in the accompanying consolidated balance sheets.

Pre-billed Media

      Pre-billed media represents amounts billed to customers by Avenue A/ Razorfish for advertising space from publisher Web sites in advance of the advertisements being placed.

Subscriptions Receivable

      In conjunction with the exercise of certain stock options by several executives of the Company, the Company received full recourse promissory notes in the amount of approximately $965 at December 31, 1999. In 2001, the Notes were amended to provide that one third of the original principal balance and interest outstanding would be forgiven on January 1, 2002, 2003, and 2004 if the officers continued to be employed by aQuantive on such dates. Accordingly, the Company amortized the principal balance over the three year period from 2001 through 2003. The amounts were entirely forgiven as of December 31, 2003.

Revenue Recognition

      The Company follows Staff Accounting Bulletin (SAB) 101, “Revenue Recognition in Financial Statements,” as updated by SAB 104, “Revenue Recognition” which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. In addition, SAB 104 integrates the guidance in Emerging Issues Task Force Issue (EITF) 00-21, “Revenue Arrangements with Multiple Deliverables.” The Company also follows SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. In addition, the Company follows the final consensus reached by the EITF in July 2000 on EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

Digital Marketing Services

      The Company’s digital marketing services business line, interactive advertising agency Avenue A y  Razorfish, offers services to help clients use the Internet as an integrated online advertising and business channel. The service offering includes a process anchored in strategic marketing, user-centric design, dynamic technology platforms and channel integration and optimization. The agency’s core services include media management, Website and Web application development, and ad creative. In addition, the agency also offers tools such as the Business Intelligence System, ChannelScope, BrandOptics, Customer Targeting, Email and Customer Insights.

      Media management is comprised of several tasks including media planning and buying, ad serving, campaign analysis, optimization, and search engine marketing. Each of these tasks is executed on an ongoing basis, adding value throughout the duration of a campaign and representing only one deliverable to the client. Avenue A y  Razorfish earns fees for media management in two different ways depending on the contractual terms with the client. The majority of revenue is earned based on the dollar amount of advertising space

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchased on behalf of its clients. The Company recognizes this revenue as one accounting unit over the period of the campaign at the rate at which the advertising is delivered. Certain contractual agreements with clients are structured such that media management services are priced and earned on an hourly rate which is applied to the hours worked on each client. In this case, revenue is recognized as one accounting unit over the period of the campaign at the rate at which hours are worked.

      In accordance with EITF 99-19, prior to January 1, 2004 the majority of Avenue A y  Razorfish media management revenue was recognized under the gross method, which consists of the gross value of the Company’s billings to the Company’s clients and includes the price of the advertising space that the Company purchases from Web sites to resell to its clients. To generate revenue under gross method contracts, the Company purchased advertising space from publisher Web sites whereby it was the primary obligor to the arrangement and was solely responsible for payment even if the advertising space was not utilized by its clients or funds were not collected from its clients. Prior to January 1, 2004, the Company also recognized revenue for certain media management contracts under the net method. Beginning January 1, 2004, the Company revised its contractual arrangements with both is clients and publisher Web sites so that it generates most of its media management revenue under the net method. To generate revenue under net method, the Company buys advertising space from publisher Web sites on behalf of its clients as an agent and earns fees based on the dollar amount of advertising space the Company purchases. Under net method contracts, the Company is only financially liable to the publishers for the amount collected from its clients. This creates a sequential liability for media purchases made on behalf of clients.

      Revenue from Website and Web application development and ad creative are derived from either fixed fee consulting contracts or from time and materials consulting contracts. Revenues derived from fixed-fee consulting contracts are recognized as services and rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs and milestone outputs, as applicable. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be greater than or less than the revenues recognized and are recorded as either unbilled receivables (an asset) or deferred revenue (a liability) in the accompanying combined financial statements. Revenues derived from time and materials consulting contracts are recognized as the services are performed.

      Customer Targeting is priced based on the dollar amount of advertising space purchased on behalf of the client and is recognized over the period in which the campaign is delivered.

      E-mail and Business Intelligence System are volume based, and revenue is generally recognized when impressions are delivered. The Company recognizes revenue from Search Engine Marketing programs based on either volume or as a subscription. Revenue from the volume-based service is generally recognized when impressions are delivered and revenue from the subscription-based service is recognized ratably over the service period. Revenue is generally recognized for ChannelScope and BrandOptics services under a proportional performance method of accounting. It is the Company’s policy to recognize any loss on services as soon as management estimates indicate a loss will occur.

Digital Marketing Technologies

      Our Digital Marketing Technologies segment encompasses our Atlas businesses. These include our Atlas Digital Marketing Suite, our Atlas Search and Atlas OnePoint search marketing toolsets, Atlas NetConversions web usability technology business, and our Atlas Publisher ad serving solution. Such services are recognized based on either volume or subscription except for Atlas NetConversions which is recognized using a proportional performance method of accounting. Revenue from the volume-based services is recognized based on the volume in the period of usage. Revenue from subscription-based services is recognized ratably over the service period.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Digital Performance Media

      Digital performance media, which includes DRIVEpm and MediaBrokers, serves as a liaison between online publishers and advertisers by securing blocks of online ad inventory from publishers and reselling the inventory to advertisers on a highly targeted basis. DRIVEpm offers both the Performance and Selector program and MediaBrokers offers both the MediaBrokers Pay For Performance (PFP) and MediaBrokers Cost Per Impression (CPM) programs. Under the Performance and MediaBrokers PFP programs, clients designate specific actions desired and pay once the specified actions are achieved. Under the Selector and MediaBrokers CPM programs, clients can focus ad impressions on those users that fit a predetermined customer segment.

      Revenue for these programs is volume-based and generally recognized based on the volume in the period of usage. In accordance with EITF 99-19, revenue generated from digital performance media is recognized under the gross method, which consists of the gross value of digital performance media’s billings to clients and includes the price of the advertising space that digital performance media purchases from Web sites to resell to its clients. To generate revenue under gross method contracts, the Company purchases advertising space from publisher Web sites whereby it is the primary obligor to the arrangement and is solely responsible for payment even if the advertising space is not utilized by its clients or funds are not collected from its clients.

All Segments

      For all of the Company’s lines of business, revenue is deferred in cases where the Company has not yet earned revenue but has billed the customer or received payment from the customer prior to providing the services. Revenue is recognized only when collection of the resulting receivable is reasonably assured.

      Revenue also includes any reimbursements received from our clients related to expenses incurred by our employees in servicing our clients. Such expenses include airfare, mileage, meals and hotel stays. All reimbursable project expenses billed to customers are recorded as a component of revenues and all reimbursable project expenses incurred are recorded as a component of operating expenses.

      The percentage of sales to customers representing more than 10% of consolidated revenues is as follows:

	December 31,

	2004	2003	2002

Customer A	13%	32%	26%
Customer B	*	10%	21%
Customer C	*	*	12%

      All customers that represent sales of more than 10% of consolidated revenues are included in both the digital marketing services and digital marketing technologies segments, as defined by SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The percentage of accounts receivable representing more than 10% of consolidated accounts receivable is as follows (if applicable):

	December 31,

	2004	2003

Customer A	*	11%
Customer B	*	13%
Customer C	*	11%

*	Less than 10%

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Computation of Basic and Diluted Net Income (Loss) Per Share

      Net income (loss) per share has been calculated under Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share.” Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Unvested outstanding shares subject to repurchase rights are excluded from the calculation. During the year ended December 31, 2004, using the “treasury stock method,” 1,405 common stock equivalent shares related to stock options are excluded in the calculation of diluted net income (loss) per share, as their effect is anti-dilutive. During years ended December 31, 2003 and 2002, common stock equivalent shares related to stock options were 2,535 and 12,827, respectively, and are excluded from the calculation of diluted net income (loss) per share, as their effect is anti-dilutive.

Accounting for Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The Company performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance if deemed necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management’s expectations, the estimated taxes payable could materially change, directly impacting the Company’s financial position or results of operations.

Cost of Revenue, Client Support, Product Development, Sales and Marketing, and General and Administrative

      Cost of revenue consists primarily of the salaries and related expenses of the digital marketing technologies’ client support personnel and personnel directly supporting the maintenance of our ad serving system. In addition, cost of revenue includes bandwidth and technology infrastructure costs associated with delivering advertisements over the Internet.

      Client support expenses consist primarily of salaries and related expenses for client support personnel for our interactive advertising agency, Avenue A/ Razorfish and performance media line of business, including DRIVEpm and MediaBrokers. Client support expenses also include expenses for contractors retained for their specialized skill set to work on client projects.

      Product development expenses consist primarily of salaries and related expenses for product development personnel. In addition, product development expenses include the costs of software development and the costs incurred in preparing new versions of our Atlas Digital Marketing Suite for marketing to external clients.

      The digital marketing services line of business acquires clients through a consultative approach using existing client service teams. Sales and marketing expenses consist of salaries and related expenses for personnel dedicated entirely to the sales and marketing efforts of our interactive advertising agency, Avenue A y  Razorfish. These expenses also include the cost of the sales force for the digital marketing technologies line of business, including an agreement with TechnologyBrokers to provide sales of the Atlas Digital Marketing Suite in the U.K. This agreement was ended in late July 2004 in connection with the acquisition of TechnologyBrokers. In addition, sales and marketing expenses include professional service fees and marketing costs such as trade shows and the costs of advertising our services in trade publications and on the Internet.

      General and administrative expenses consist of the salaries and related expenses for executive, legal, finance, human resource, corporate IT and administrative personnel, professional fees, and other general corporate expenses such as rent for our corporate headquarters in Seattle.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense was $716, $325, and $168 during the years ended December 31, 2004, 2003, and 2002, respectively.

Stock-Based Compensation

      The Company has elected to apply the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123.” In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25.” in accounting for its stock option and employee stock purchase plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price or if options were issued to non-employees. The Company has recorded approximately $0, $352, and $80, as compensation expense for the issuance of non-qualified stock options to non-employees for the years ended December 31, 2004, 2003, and 2002 respectively.

      The following table summarizes relevant information as to reported results under the Company’s intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” had been applied:

	December 31,

	2004	2003	2002

Net income (loss), as reported	$42,883	$11,784	$(4,593)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax effect of $0, $0, and $0 in 2004, 2003 and 2002, respectively	—	1,103	2,718
Deduct: total stock-based compensation determined under fair value based method for all awards, net of tax effect of $3,977, $0 and $0 in 2004, 2003 and 2002, respectively	(6,221)	(8,429)	(10,031)
Add: Prior year’s tax effects recognized in 2004	12,354	—	—
Pro forma net income (loss), fair value method for all stock-based awards	$49,016	$4,458	$(11,906)
Basic net income (loss) per share:
As reported	$0.70	$0.20	$(0.08)
Pro forma	$0.80	$0.08	$(0.20)
Diluted net income (loss) per share:
As reported	$0.62	$0.17	$(0.08)
Pro forma	$0.71	$0.07	$(0.20)

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value for options granted under the Company’s stock option plans was estimated at the date of grant using the Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

	December 31,

	2004	2003	2002

Weighted average risk-free interest rate	3.35	3.20	3.83
Expected lives (in years from vest date)	1–4.5	1–4.5	1–4.5
Expected volatility	1.04	1.13	1.08

      The fair value of the shares granted under the Company’s employee stock purchase plan was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31,

	2004	2003	2002

Weighted average risk-free interest rate	1.53	1.74	2.00
Expected lives (in years)	0.5-1.0	0.5-1.0	0.5-1.0
Expected volatility	0.66	0.75	1.08

Comprehensive Income (Loss)

      The Company applies SFAS No. 130, “Reporting Comprehensive Income.” Comprehensive income (loss) consists of unrealized gains and losses on short term investments classified as available for sale by the Company during the years ended December 31, 2004 and 2003 and foreign currency translation loss for the year ended December 31, 2004 that have been excluded from net loss and reflected instead in equity.

Recent Accounting Pronouncements

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity’s statement of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The Company is required to adopt SFAS 123R in the quarter ending September 30, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” above for the pro forma net income and net income per share amounts, for 2004, 2003 and 2002, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. The Company has completed a preliminary evaluation of the impact of adopting SFAS 123R and estimates that it will have a material impact on income from operations for the six months ended December 31, 2005. This estimate is based on preliminary information available to the Company and could materially change based on actual facts and circumstances arising during the six months ended December 31, 2005.

3.	Acquisitions

      The following presents information regarding the Company’s acquisitions for the years ended December 31, 2004, 2003 and 2002, including information about the allocation of purchase price from these transactions.

Acquisition of i-FRONTIER

      Effective November 25, 2002, the Company acquired 100% of the stock of i-FRONTIER, Inc., a Philadelphia-based, full service interactive advertising agency. Management believes that the purchase of

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i-FRONTIER further enhances the Company’s digital marketing services with the addition of a strong client portfolio, especially in the pharmaceutical industry, and creative and Web site development capabilities. In connection with the acquisition, the Company paid $5,000 in cash in exchange for all of the outstanding common stock of i-FRONTIER. The Company also incurred $191 in acquisition costs, for a total initial purchase price of $5,191. The purchase agreement also includes contingent payments in 2004 and 2006, determined based upon the earnings of the i-FRONTIER operating unit through December 31, 2005. Based on the earnings results of i-FRONTIER for the years ended December 2002 and 2003, the first contingency payment earned by i-FRONTIER was $1,500. This amount was recorded as an increase to goodwill during the three months ended December 31, 2004 and increased the total purchase price to $6,691 In the event that i-FRONTIER achieves results consistent with management’s current forecasts, we estimate that the remaining future payment will range from $22,000 to $26,000. However, this payment will be adjusted based on actual earnings over the four years ending December 31, 2005 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payment, when and if made, will be recorded as goodwill. The i-FRONTIER service offering is included in the Digital Marketing Services segment and has been branded as Avenue A y  Razorfish.

      The acquisition was accounted for as a purchase and, accordingly, the results of operations of i-FRONTIER have been included in the consolidated financial statements commencing on the date of acquisition. Approximately $2,197 of the purchase price was allocated to a non-compete agreement, developed technology, and customer relationships which are being amortized on a straight-line basis over useful lives. The $3,792 of excess purchase price over net specifically identifiable tangible and intangible assets was recorded as goodwill and was assigned to the digital marketing services segment, all of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the estimated fair values of the assets and liabilities assumed at the date of acquisition were as follows:

Cash, receivables and other current assets	$5,623
Property and equipment, and other noncurrent assets	448
Other intangible assets	2,197
Goodwill	2,292
Current liabilities	(5,369)

$5,191

Acquisition of GO TOAST

      Effective December 12, 2003, the Company acquired 100% of the outstanding membership interests of Denver-based GO TOAST, LLC, a provider of paid search and optimization technology. Management believes that the purchase of GO TOAST further enhances the Company’s digital marketing technology services with the addition of a technology solution for paid search management optimization and a strong client portfolio. In connection with the acquisition, the Company paid $12,600 in cash and $1,308 in common stock (138,669 shares at $9.43 per share) for all of the outstanding membership interests of GO TOAST, LLC and eonMedia, LLC. The Company also incurred $295 in acquisition costs, for a total initial purchase price of $14,203. The purchase agreement also includes future contingent payments in 2005 and 2006, which will be determined based upon the revenue of GO TOAST through December 31, 2005. In the event that GO TOAST achieves results consistent with management’s current forecasts, the Company estimates that future payments will range from $500 to $2,400 with a maximum potential payment of $4,000. However, these payments will be adjusted based on actual revenue over the year ending December 31, 2005 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payments, when and if made, will be recorded as goodwill.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The acquisition was accounted for as a purchase. The results of operations of GO TOAST for the 18 days after the purchase date were not material to the consolidated financial statements for the year ended December 31, 2003. Approximately $5,312 of the purchase price was allocated to non-compete agreements, developed technology, and customer relationships which are being amortized on a straight-line basis over useful lives of two, four, and five years, respectively. The $8,871 of excess purchase price over specifically identifiable tangible and intangible assets was recorded as goodwill and was assigned to the digital marketing technology segment, all of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the assets and liabilities assumed at the date of acquisition were as follows:

Cash, receivables, and other current assets	$434
Property and equipment, and other noncurrent assets	3
Other intangible assets	5,312
Goodwill	8,871
Current liabilities	(417)

$14,203

Acquisition of NetConversions

      Effective February 9, 2004, the Company acquired NetConversions, a provider of Web site usability technology and services for optimizing marketers’ websites located in Seattle, Washington. The Company acquired NetConversions for its strong client portfolio and to further enhance the technology offerings of its Atlas operating unit with the addition of a technology and service that delivers data-driven analysis and recommendations for website performance that improves user experiences and increases bottom-line results. The Company paid $3,950 in cash in exchange for 100% of the stock of NetConversions. An additional $550 has been accrued as of December 31, 2004 and will be paid when certain post-closing requirements are met. The Company also incurred $136 in acquisition costs, for a total initial purchase price of $4,636. The purchase agreement also includes up to $2,500 in future contingent payments, a portion of which shall be paid after the months in which a certain operating income milestones are met and the remainder of which shall be paid in 2006 based upon the earnings of NetConversions through January 31, 2006. In the event that NetConversions achieves results consistent with management’s current forecasts, the Company estimates that total future payments will range from $375 to $1,100. However, these payments will be adjusted based on actual earnings through January 31, 2006 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payments, when and if made, will be recorded as goodwill.

      The acquisition was accounted for as a purchase. Approximately $1,975 of the purchase price was allocated to other intangible assets which are being amortized on a straight-line basis over their useful lives. The $2,917 of excess purchase price over net specifically identifiable tangible liabilities and intangible assets was recorded as goodwill and was assigned to the digital marketing technology segment, none of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the net liabilities assumed at the date of acquisition was $256. Beginning February 9, 2004, the results of NetConversions are included in the consolidated results of the Company. The Net Conversions service offering is included in the Digital Marketing Technologies segment and has been branded as Atlas NetConversions.

Acquisition of SBI.RAZORFISH

      Effective July 27, 2004, the Company acquired 100% of the outstanding stock of interactive advertising agency, SBI.Razorfish, an Internet marketing and consulting firm with offices across the United States.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Combined with interactive agency Avenue A, the resulting brand identity for the Company’s core agency business is now Avenue A/ Razorfish. The Company believes the acquisition combines the online advertising and Web site marketing service offerings of Avenue A and SBI.Razorfish in order to create one of the largest interactive agencies. The Company believes the acquisition will create a full-service offering to help acquire, retain and extend relationships with customers.

      In connection with the acquisition, the Company paid SBI.Razorfish $85,300 in cash and issued approximately $74,700 in convertible notes (Notes). On August 24, 2004 and September 20, 2004, the Company sold $80,000 of convertible senior subordinated debt, the proceeds of which were used to redeem 100 percent of the Notes. See Note 13 of the consolidated financial statements for further discussion of the convertible debt. In connection with the acquisition, the Company incurred $4,318 in transaction related expenses, for a total initial purchase price of $164,318. Approximately $29,210 of the purchase price was allocated to customer relationships and tradename, which are being amortized on a straight-line basis over useful lives of six and two years, respectively. The $120,821 of excess purchase price over net specifically identifiable tangible and intangible assets was recorded as goodwill and was assigned to the digital marketing services segment, none of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the assets and liabilities assumed at the date of acquisition were as follows:

Accounts receivable	$24,388
Other receivables	211
Prepaid expenses and other current assets	379
Property and equipment, net	2,811
Goodwill	120,821
Other intangible assets	29,210
Other assets	344

Total assets	$178,164

Accounts payable	$(4,130)
Accrued expenses	(8,174)
Deferred revenue	(1,245)
Deferred tax liability, net	(297)

Total liabilities	(13,846)

$164,318

Acquisition of TechnologyBrokers and MediaBrokers

      Effective July 2004, the Company acquired 100% of the outstanding shares of U.K.-based Goon.com, the parent entity of TechnologyBrokers, the European reseller of Atlas technology, and MediaBrokers, a performance-based media company. Prior to the acquisition, TechnologyBrokers was the sole provider of sales and client support for Atlas customers in Europe and subsequent to the acquisition it has been renamed Atlas Europe. MediaBrokers was founded in 2001, and like the Company’s DRIVEpm business, serves as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling the inventory to advertisers on a highly targeted basis. In connection with the acquisition, the Company paid £1,800 (approximately $3,318) in cash in exchange for 100% of the stock of the parent entity of TechnologyBrokers and MediaBrokers. The Company also incurred $116 in acquisition costs, for a total initial purchase price of $3,434. The purchase agreement also includes future contingent payments, which shall be paid provided certain earnings thresholds are met through July 31, 2006. In the event Technology

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Brokers and MediaBrokers achieve results consistent with managements’ estimates, the Company estimates these payments will be between $3,000 and $9,000. These payments will be adjusted based on actual earnings through July 31, 2006 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payments, when and if made, will be recorded as goodwill.

      The acquisition was accounted for as a purchase. Approximately $2,621 of the purchase price was allocated to other intangible assets which are being amortized on a straight-line basis over their useful lives. The $1,444 of excess purchase price over net specifically identifiable tangible liabilities and intangible asset was recorded as goodwill and was assigned to the digital marketing services and digital marketing technologies segments, none of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the net liabilities assumed at the date of acquisition was $639. Beginning July 27, 2004, the results of MediaBrokers and TechnologyBrokers are included in the consolidated results of the Company. The MediaBrokers service offering is included in the digital marketing services segment and the TechnologyBrokers service offering is included in the digital technologies segment and has been branded as Atlas Europe.

      The components of specifically identifiable intangible assets acquired in the acquisitions above are as follows (no significant residual value is estimated for these assets):

					MediaBrokers/
	i-FRONTIER	GO TOAST	NetConversions	SBI.Razorfish	TechnologyBrokers	Total

Non-compete agreement	$172	$16	$136	$—	$42	$366
Customer relationships	1,785	3,237	679	27,900	2,579	36,180
Service process	—	—	406	—	—	406
Developed technology	240	2,059	754	—	—	3,053
Trade name	—	—	—	1,310	—	1,310

	$2,197	$5,312	$1,975	$29,210	$2,621	$41,315

      The following table presents pro forma financial information as if the acquisitions described above took place on the first day of the fiscal year in which each acquisition occurred and the first day of the fiscal year prior to the actual fiscal year of acquisition. As such, the unaudited pro forma combined historical results of operations, as if i-FRONTIER and GO TOAST, had been acquired on January 1, 2002, GO TOAST, NetConversions, SBI.Razorfish, TechnologyBrokers and MediaBrokers had been acquired on January 1, 2003, and NetConversions, SBI.Razorfish, TechnologyBrokers and MediaBrokers had been acquired on January 1, 2004 are as follows:

	2004	2003	2002

Total revenues	$219,029	$326,163	$140,747
Loss before cumulative effect of change in accounting principal			(3,031)
Net income (loss)	43,050	14,669	(4,361)
Basic net income (loss) per share	$0.70	$0.25	$(0.07)
Diluted net income (loss) per share	$0.61	$0.21	$(0.07)

      The pro forma information does not purport to be indicative of the results that would have been attained had these events actually occurred at the beginning of the period presented and is not necessarily indicative of future results.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Intangible Assets

      The components of other intangible assets are as follows:

	December 31,

	2004	2003

Customer relationships	$36,180	$5,022
Developed technology	3,053	2,299
Service process	406	—
Non-compete agreement	366	188
Trade name	1,310	—

	41,315	7,509
Less: Accumulated amortization	(5,089)	(403)

	$36,226	$7,106

      During the years ending December 31, 2004, 2003 and 2002, the Company recorded additions to other intangible assets of $33,806, $5,312 and $2,197, respectively related to various acquisitions as described in Note 3 — Acquisitions. The components of intangible assets acquired during the years ending December 31, 2004, 2003 and 2002 are as follows. No significant residual value is estimated for these assets.

		2004		2003		2002
		Weighted		Weighted		Weighted
	2004	Average	2003	Average	2002	Average
	Amount	Life	Amount	Life	Amount	Life

Non-compete agreement	$178	3 years	$16	2 years	$172	5 years
Customer relationships	31,158	6 years	3,237	5 years	1,785	7 years
Developed technology	754	3 years	2,059	4 years	240	3 years
Service process	406	3 years	—	—	—
Trade name	1,310	2 years	—	—	—

	$33,806	6 years	$5,312	5 years	$2,197	7 years

      Intangible assets amortization expense was $4,048, $276 and $50 for the years ending December 31, 2004, 2003 and 2002, respectively. During the year ended December 31, 2004, $576 of amortization expenses was classified as cost of revenue and relates to the amortization of developed technology resulting from the acquisition of GO TOAST and NetConversions

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The estimated future amortization expense related to intangible assets, assuming no future impairment of the underlying intangible assets, as of December 31, 2004 is as follows:

	Customer relationships,
	non-complete agreements,
	trade name, and	Developed
	service process	Technology	Total

2005	$7,194	$839	$8,033
2006	6,905	766	7,671
2007	6,134	492	6,626
2008	6,015	—	6,015
2009	5,185	—	5,185
2010	2,696	—	2,696

	$34,129	$2,097	$36,226

      Amortization expense related to developed technology is recorded as cost of revenue and amortization expense related to all other intangible assets is recorded as amortization of intangible assets.

5.	Goodwill

      Changes in the carrying amount of goodwill for the years ending December 31, 2004 and 2003 by segment are as follows:

		Acquisition/		Acquisition/
	Balance as of	Purchase	Balance as of	Purchase	Balance as of
	December 31,	Accounting	December 31,	Accounting	December 31,
	2002	Adjustments	2003	Adjustments	2004

Digital marketing services	$2,292	$—	$2,292	$122,322	$124,614
Digital marketing technologies	—	8,654	8,654	3,633	12,287
Digital performance media	—	—	—	944	944

	$2,292	$8,654	$10,946	$126,899	$137,845

6.	Property and Equipment

      As of December 31, 2004 and 2003, property and equipment consisted of the following:

	December 31,

	2004	2003

Computer equipment	$22,456	$15,141
Furniture and fixtures	1,530	623
Software costs	7,539	3,978
Leasehold improvements	5,225	2,916

	36,750	22,658
Less: Accumulated depreciation and amortization	(19,181)	(15,856)

	$17,569	$6,802

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Income Taxes

      The provision for income taxes consisted of the following (in thousands):

	December 31,

	2004	2003

Current taxes	$6,111	$821
Deferred taxes	(21,398)	54

Provision for income taxes	$(15,287)	$875

      The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes are as follows:

	December 31,

Year	2004		2003

Federal Statutory Rate	$9,659	35.00%	$4,431	35.00%
Effect of:
State income tax, net of federal benefit	874	3.17%	332	2.62%
Change in valuation allowance	(25,815)	(93.55)%	(3,888)	(30.71)%
Other, net	(5)	(0.02)%	—	—%

Total	$(15,287)	(55.40)%	$875	6.91%

      The Company did not provide any tax provision or benefit for 2002 because it experienced operating losses from inception through 2002 and recorded full valuation allowance for the deferred tax assets.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income taxes were as follows:

	Year Ended December 31,

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$20,335	$14,975
Capital loss carryforwards	995	893
Research & development credits	367	207
Alternative minimum tax credits	570	311
Allowance for doubtful accounts	598	470
Salary accruals	3,151	272
Stock options	5,505	—
Accruals, reserves, and other	3,454	3,990

Total deferred tax assets	34,975	21,118

Deferred tax liabilities:
Purchased intangible assets	(10,548)	(54)
Fixed assets and other	(586)	—

Total deferred liabilities	(11,134)	(54)

Net deferred tax assets	23,841	21,064
Valuation allowance for deferred tax assets	(995)	(21,118)

Net deferred tax asset/(liability)	$22,846	$(54)

      Reclassifications have been made to the 2003 balances for certain components of deferred tax assets and liabilities in order to conform to the current year presentation.

      The following table presents the breakdown between current and non-current net deferred tax assets (liabilities) (in thousands):

	December 31,

	2004	2003

Current	$7,204	$—
Non-current	15,642	(54)

Total	$22,846	$(54)

      Through June 30, 2004 the Company has provided full valuation allowances on net deferred tax assets due to our history of operating losses. In the third quarter of 2004, the Company determined that it was more likely than not that certain deferred tax assets would be realizable in the foreseeable future; therefore, the Company removed its valuation allowance related to these deferred tax assets.

      At December 31, 2004, the Company had a federal net operating loss carryforward of approximately $55,843 related to U.S. federal and state jurisdictions. The valuation allowance decreased by approximately $20,123 for the year ended 2004. $3,094 of this decrease was credited directly to shareholders equity representing the benefits associated with certain stock option exercises. The valuation allowance decreased approximately $4,485 for the year ended December 31, 2003 and increased $666 for the year ended December 31, 2002. Utilization of net operating loss carryforwards and research & development credit

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. As a result of the Company’s acquisitions during 2004, a portion of the net operating loss and research & development carryforwards may be subject to annual limitations under Section 382. Net operating loss carryforwards begin to expire at various times commencing in 2017. Research and development credit carryforwards expire commencing in 2018.

      The Company’s income taxes payable have been reduced by the tax benefits associated with certain dispositions of employee stock options. For certain stock option exercises the Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders’ equity and amounted to $5,096 for the year ended December 31, 2004.

8.	Shareholders’ Equity

Deferred Stock Compensation

      Deferred stock compensation represents the difference between the fair value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders’ equity and amortized, in accordance with FASB Interpretation No. 28, on an accelerated basis over the vesting period of the applicable options (generally four years). Under this method, approximately 52% of the deferred stock compensation is recognized in the first 12 months, 27% in the second 12 months, 15% in the third 12 months and 6% in the fourth 12 months.

      During the years ended December 31, 2004, 2003, and 2002 the Company did not record any additional deferred stock compensation and amortized $0, $1,103 and $2,718, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder’s services.

Reserved for Future Issuance

      The following shares of common stock have been reserved for future issuance as of December 31, 2004:

Employee stock options outstanding under the Plans	13,775
Employee stock options available for grant under the Plans	1,772
Employee stock purchase plan	383

15,930

9.	Stock Option and Employee Stock Purchase Plans

Stock Option Plans

      The Company’s stock option plans consist of the 1998 Stock Incentive Compensation Plan, the 1999 Stock Incentive Compensation Plan, and the 2000 Stock Incentive Compensation Plan (the Plans). Shares reserved under the Plans consist of 384 shares in the 2000 Stock Incentive Compensation Plan, 10,075 shares in the 1999 Stock Incentive Compensation Plan, and 15,525 shares in the 1998 Stock Incentive Compensation Plan. Any shares of common stock available for issuance under the 1998 Stock Incentive Compensation Plan that are not issued under that plan may be added to the aggregate number of shares available for issuance under the 1999 Stock Incentive Compensation Plan. The Company’s Board of Directors or a committee thereof grants options at an exercise price of not less than the fair market value of the Company’s common stock at the date of grant. In December 2002, the Company amended the 1999 and 2000 Plans, reducing the authorized shares by 1,952 and 878, respectively. In addition, the Company determined that the 2000 Stock Incentive Plan will terminate when all awards outstanding under the 2000 Stock Incentive Compensation Plan

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as of December 11, 2002 have been exercised or have terminated or expired according to their terms. Accordingly, no new options will be granted under the 2000 Stock Incentive Compensation Plan.

      Options granted under the Plans are exercisable at such times and under such conditions as determined by the Board of Directors, but the term of the options and the right of exercise may not exceed 10 years from the date of grant. The stock options typically vest 20% in the first year and ratably over the following 12 quarters. The 1998 and 2000 Plans permit the exercise of unvested options. Unvested common stock purchased under the 1998 and 2000 Plans may be subject to repurchase by the Company at the option exercise price in the event of termination of employment. At December 31, 2004, 2003 and 2002, 0, 0 and 79 of the shares acquired under the Plans were subject to the Company’s repurchase rights, respectively.

      Option activity under the Plans was as follows:

	Options		Weighted	Weighted
	Available		Average	Average
	for	Options	Exercise	Grant Date
	Grant	Outstanding	Price	Fair Value

Balances, December 31, 2001	5,247	13,755	$3.21
Reduction in authorized shares	(2,830)	—
Granted	(1,219)	1,219	$2.64	$2.36
Exercised	—	(526)	1.24
Cancelled	1,563	(1,621)	4.05
Repurchased	48	—	1.13

Balances, December 31, 2002	2,809	12,827	$3.14

Granted	(2,533)	2,533	5.12	$4.42
Exercised	—	(992)	1.34
Cancelled	469	(498)	4.04

Balances, December 31, 2003	745	13,870	$3.59

Increase in authorized shares	2,800	—
Granted	(2,733)	2,734	9.08	$7.73
Exercised	—	(1,869)	2.03
Cancelled	960	(960)	5.86

Balances, December 31, 2004	1,772	13,775	$4.73

      In addition to the options noted above, during the years ended December 31, 2004, 2003 and 2002, 0, 420 and 30 options were exercised outside of the Plan. These options were issued to employees of Avenue A/ NYC LLC as part of the acquisition during 1999. As of December 31, 2003 all options related to this acquisition had been exercised.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information is provided for options outstanding and exercisable at December 31, 2004:

	Outstanding

		Weighted
		Average
		Remaining	Exercisable
	Number of	Contractual	Number of
Exercise Price	Options	Life (Years)	Options

$0.07 to 1.09	332	4.46	307
1.09 to 1.14	1,293	6.41	1,290
1.14 to 1.25	1,112	6.15	1,017
1.25 to 1.27	1,321	4.70	1,321
1.27 to 1.49	1,739	6.93	1,230
1.49 to 3.00	2,387	7.03	1,341
3.00 to 8.00	2,234	6.09	1,856
8.00 to 34.50	3,357	8.57	734

	13,775	6.83	9,096

      The options outstanding at December 31, 2004 have a weighted average remaining contractual life of approximately 6.83 years. Of these options, 9,096, 8,684, and 6,335, are exercisable as of December 31, 2004, 2003, and 2002, respectively, with exercise prices ranging from $0.07 to $34.50.

Employee Stock Purchase Plan

      In 1999, the Board of Directors and shareholders approved the adoption of the Company’s 1999 Employee Stock Purchase Plan (the 1999 Purchase Plan). The Company has reserved a total of 1,390 shares of common stock for issuance under the 1999 Purchase Plan. The shares under the 1999 Purchase Plan increase annually starting on the first day of the Company’s fiscal year beginning in 2001 by an amount equal to the lesser of (i) 750 shares of common stock, (ii) 2% of the adjusted average common shares outstanding of the Company used to calculate fully diluted earnings per share for the preceding year, or (iii) a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company’s common stock through periodic payroll deductions of up to 20% of base cash compensation. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company’s common stock on the first day of the applicable semi-annual offering period or on the last day of the respective purchase period. During 2004, 2003 and 2002, employees purchased 220, 237 and 177 shares, respectively under the 1999 Purchase Plan. As of December 31, 2004, there are 383 shares available for purchase under the 1999 Purchase Plan.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Commitments and Contingencies

Operating Leases

      The Company has various non-cancelable operating leases, including building and equipment that expire at various times through 2012. Future minimum lease payments as of December 31, 2004 are as follows:

2005	$4,477
2006	5,146
2007	4,332
2008	3,603
2009	2,784
2010 and thereafter	5,038

$25,380

      Rent expense under operating leases totaled approximately $4,926, $2,865, and $3,027, for the years ended December 31, 2004, 2003 and 2002, respectively. Sublease income totaled approximately $140, $161, and $61 for the years ended December 31, 2004, 2003, 2002, respectively.

Other Commitments

      In addition to the operating leases described above, the Company has multiple agreements with third parties to house the Company’s ad serving equipment and for ad content delivery with terms ranging from approximately one to three years. For the years ended December 31, 2004, 2003 and 2002, total rent expense approximated $1,100, $477 and $391 and total ad content delivery expense approximated $2,200, $1,400 and $982, respectively. The future minimum commitments under the agreements to house the Company’s ad serving equipment and for ad content delivery services are $1,311, $27 and $9 during the years ending December 31, 2005, 2006 and 2007 respectively.

Legal Proceedings

      The Company, along with some underwriters, is currently the subject of a class lawsuit alleging violations of the federal securities laws in connection with disclosures contained in the Company’s prospectus for its initial public offering of common stock in February 2000. SBI.Razorfish is similarly involved in this lawsuit relating to its public offering in April 1999. The Company may be subject to additional suits in the future regarding alleged violations of the federal securities laws, regarding its use of intellectual property or regarding its collection and use of Internet user information. Furthermore, several Internet-related companies, including some in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information, and the Company may be subject to similar claims. The pending lawsuits could seriously harm the Company’s business. In addition, any future claim by a government entity or other third party against the Company regarding alleged violations of the federal securities laws, regarding its use of intellectual property or regarding its collection and use of Internet user information could seriously harm the Company’s business.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Income (Loss) Per Share

      The following is a reconciliation of the numerators and denominators used in computing basic and diluted income (loss) per share:

	Year Ended December 31,

	2004	2003	2002

Net income (loss) (numerator for basic)	$42,883	$11,784	$(4,593)
Add: Interest expense on convertible notes	438	—	—

Adjusted net (loss) income (numerator for diluted)	43,322	11,784	(4,593)
Shares (denominator for basic and diluted):
Gross weighted average common shares outstanding	61,225	59,324	58,473
Less: Weighted average common shares subject to repurchase	—	20	203

Shares used in computation of basic net income (loss) per share	61,225	59,304	58,270

Add: Dilutive effect of employee stock options	5,639	9,050	—
Add: Dilutive effect of convertible debt	2,548	—	—

Shares used in computation of diluted net income (loss) per share	69,412	68,354	58,270

Basic net income (loss) per share	$0.70	$0.20	$(0.08)

Diluted net income (loss) per share	$0.62	$0.17	$(0.08)

      At December 31, 2004, 2003, and 2002, options to purchase 1,405, 2,535 and 13,247 (including 420 options outstanding outside of the Plan), and 0, 0, and 79 shares of common stock subject to repurchase rights, respectively, were outstanding but were not included in the computation of diluted earnings per share as their inclusion would be antidilutive.

12.	Debt

Convertible Debt

      In connection with the acquisition of SBI.Razorfish, the Company issued $74,700 in convertible notes (Notes) to former SBI.Razorfish owners. The Notes were subsequently fully paid off with the proceeds of the sale of convertible senior subordinated notes in the aggregate principal amount of $80,000 in a private placement in August and September 2004. The convertible senior subordinated notes bear interest of 2.25 percent per year, payable semi-annually, and are convertible into the Company’s common stock at a conversion price of $12.98 per share. On or after August 15, 2009, the Company may at its option redeem all or a portion of the notes for cash at a redemption price equal to 100 percent of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, on each of August 15, 2009, August 15, 2014, and August 15, 2019, holders may require the Company to purchase all or a portion of their notes for cash at 100 percent of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. As of December 31, 2004, outstanding convertible debt was $80,000.

Notes Payable

      During each of November and December 1999, the Company borrowed $500 under an equipment term loan facility. Interest is accrued on the outstanding balances at a per annum rate of one percentage point above the Prime Rate. During July 2000, the Company borrowed an additional $5,000. Interest is accrued on the outstanding balance at the Prime Rate. The loans are secured by the equipment and are payable in monthly

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

installments of principal and interest of approximately $186. In December 2002 and February 2003, the Company repaid the outstanding principal and accrued interest on the $500 note payables that originated in November and December 1999. In November 2003, the Company paid the outstanding principal and accrued interest on the $5,000 note payable that originated in July 2000.

13.	Segment Reporting

      The Company reports selected segment information in its financial reports to shareholders in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The segment information provided reflects the three distinct lines of business within the Company’s organizational structure: digital marketing services, which consists of our interactive agency Avenue A/ Razorfish, digital marketing technologies, which consists of Atlas, Atlas OnePoint, Atlas Search and Atlas NetConversions, and digital performance media, which consists of DRIVEpm and MediaBrokers.

      Unallocated corporate expenses are centrally managed at the corporate level and not reviewed by the Company’s chief operating decision maker in evaluating results by segment.

      Beginning in 2004, we reclassified revenue and expenses associated with Atlas Publisher which was developed and managed by Avenue A/ Razorfish and had been included in digital marketing services results in the past, to the digital marketing technologies segment. The results below reflect a reclassification of $2,093 in revenue and $1,152 in expenses during the year ended December 31, 2003 related to this change. During the years ended December 31, 2003 and 2002, the Company also reclassified $1,776 and $2,302 of corporate expenses to digital marketing services and technologies to provide consistency with the presentation of results for year ended December 31, 2004.

      Beginning in 2004, the Company now reports all revenues derived from selling proprietary ad serving technologies through its digital marketing services as part of the revenue of Atlas.

      Segment information for the twelve months ended December 31, 2004, 2003 and 2002 is as follows:

	Year Ended December 31, 2004

	Digital	Digital	Digital	Unallocated
	Marketing	Marketing	Performance	Corporate
	Services	Technologies	Media	Expenses	Total

Revenue	$87,653	$60,871	$9,413	$—	$157,937
Costs and expenses:
Cost of revenue	—	14,652	7,323	576 (2)	22,551
Client support	65,505	—	1,730	—	67,235
Product development	—	6,188	—	—	6,188
Sales and marketing	1,628	7,268	—	—	8,896
General and administrative	6,253	6,660	430	7,870	21,213
Amortization of intangible assets	—	—	—	4,048	4,048
Client reimbursed expenses	1,260	—	—	—	1,260

Total costs and expenses	74,646	34,768	9,483	12,494	131,391

Income (loss) from operations	$13,007	$26,103	$(70)	$(12,494)	$26,546

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2003

Revenue	$188,122	(1)	$33,355	$489	$—	$221,966
Costs and expenses:
Cost of revenue	157,857	(1)	9,351	501	—	167,709
Client support	20,586		—	96	—	20,682
Product development	68		3,925	—	—	3,993
Sales and marketing	803		4,108	—	—	4,911
General and administrative	3,626		4,362	—	5,809	13,797
Amortization of deferred stock compensation	—		—	—	1,103	1,103
Amortization of intangible assets	—		—	—	276	276

Total costs and expenses	182,940		21,746	597	7,188	212,472

Income (loss) from operations	$5,182		$11,609	$(108)	$(7,188)	$9,495

	Year Ended December 31, 2002

Revenue	$113,968	(1)	$18,682	$—	$—	$132,650
Costs and expenses:
Cost of revenue	91,430	(1)	6,519	—	—	97,949
Client support	13,635		—	—	—	13,635
Product development	—		6,931	—	—	6,931
Sales and marketing	1,327		3,992	—	—	5,319
General and administrative	3,811		5,427	—	3,133	12,371
Amortization of deferred stock compensation	—		—	—	2,718	2,718
Amortization of intangible assets	—		—	—	50	50
Corporate restructuring charges	—		—	—	497	497

Total costs and expenses	110,203		22,869	—	6,398	139,470

Income (loss) from operations	$3,765		$(4,187)	$—	$(6,398)	$(6,820)

(1)	Effective January 1, 2004, Avenue A/ Razorfish, included in the digital marketing services segment, began recording revenue and cost of revenue exclusive of the costs paid to publishers for media as a result of contractual changes with advertisers and publishers. During the year ended December 31, 2002, net revenue and cost of revenue was $41,220 and $6,519, respectively, which exclude media costs of $91,430. During the year ended December 31, 2003, net revenue and cost of revenue was $64,109 and $9,851, respectively, which exclude media costs of $157,857. Net revenue and cost of revenue is used for the years ended December 31, 2002 and 2003 for better comparability with the 2004 results.

During the year ended December 31, 2002, net revenue and cost of revenue for the digital marketing services line of business was $22,538 and $0, which excludes media costs of $91,430. During the year ended December 31, 2003, net revenue and cost of revenue for the digital marketing services line of business was $30,265 and $0, which excludes media costs of $157,857.

(2)	During the year ended December 31, 2004, cost of revenue classified as unallocated corporate expenses relates to the amortization of developed technology resulting from the acquisition of GO TOAST and NetConversions

The Company recorded $8,662, $2,457, and $332 of revenue to international customers during the years ended December 31, 2004, 2003 and 2002, respectively.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pursuant to SFAS No. 131, total segment assets have not been disclosed as this information is not reported to or used by the chief operating decision maker. Additionally, substantially all of the Company’s assets are located in the United States as of December 31, 2004, 2003 and 2002.

14.	Corporate Restructuring and Impairment Charges

Restructurings and related impairments

      In September 2002, the Company initiated a cost reduction program that resulted in the elimination of 16 positions at Atlas. The Company recognized a restructuring charge of $497, all of which related to employee severance and benefits for terminated employees.

      $0, $15 and $77 remains in accrued liabilities in the accompanying consolidated balance sheet relating to the above corporate restructuring as of December 31, 2004, 2003 and 2002, respectively.

Impairment of cost-basis investment

      During the second quarter of 2002, the Company recognized an impairment charge of $50 related to a minority investment in a private company. The other than temporary decline in value in the Company’s cost-basis investment was determined by examining the operations of the Company and by reviewing recent valuations for the Company and comparable companies.

15.	Stock Repurchase Program

      In April 2002, the Company announced that its Board of Directors had authorized a stock repurchase program under which up to $15,000 of the Company’s common stock could be repurchased from time to time with available funds. The primary purpose of the stock repurchase program is to allow the Company the flexibility to repurchase its common stock to potentially reduce stock dilution and seek to improve its long-term earnings per share. Repurchases may be made in the open market or in privately negotiated transactions, subject to regulatory considerations, and may be discontinued at any time. During the year ended December 31, 2002, the Company repurchased 714 shares of common stock for $1,792. During the year ended December 31, 2003 and 2004, the Company did not repurchase any shares of common stock. Although the Company’s stock repurchase program remains in place, the Company does not currently intend to make a material amount of repurchases, if any, under the present circumstances. Future repurchases, if any, will depend on subsequent developments, corporate needs and market conditions. If subsequent developments occur or corporate needs and market conditions change that might cause the Company to make one or more repurchases, the Company would not necessarily make a public announcement about it at that time.

AQUANTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Selected Quarterly Financial Information (Unaudited)

	March 31	June 30	September 30	December 31

2004 Quarter Ended
Revenue	$22,642	$27,849	$46,740	$60,706
Income from operations	3,840	7,551	5,370	9,785
Income before provision for income taxes	4,420	8,028	5,373	9,775
Provision (benefit) for income taxes	273	520	(18,762)	2,682
Net income	4,147	7,508	24,135	7,093
Basic income per share	$0.07	$0.12	$0.39	$0.11
Diluted income per share	$0.06	$0.11	$0.34	$0.10
2003 Quarter Ended
Revenue	$47,533	$51,961	$58,580	$63,892
Income from operations	1,406	1,968	2,539	3,582
Income before provision for income taxes	1,943	2,475	3,616	4,625
Provision for income taxes	67	97	174	537
Net income	1,876	2,378	3,442	4,088
Basic income per share	$0.03	$0.04	$0.06	$0.07
Diluted income per share	$0.03	$0.03	$0.05	$0.06

SCHEDULE II

AQUANTIVE, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at			Balance at
	Beginning			End of
Description	of Period	Additions	Deductions	Period

	(In thousands)
2004:
Allowance deducted from accounts receivable:
Allowance for sales credits	$689	1,208	(287)	$1,610
Allowance for doubtful accounts	$1,344	485	(295)	$1,534

Total	$2,033	1,693	(582)	$3,144

2003:
Allowance deducted from accounts receivable:
Allowance for sales credits	$—	1,170	(481)	$689
Allowance for doubtful accounts	$1,785	—	(441)	$1,344

Total	$1,785	1,170	(922)	$2,033

2002:
Allowance deducted from accounts receivable:
Allowance for doubtful accounts	$1,234	902	(351)	$1,785

Total	$1,234	902	(351)	$1,785

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

SBI Holdings Inc.:

      We have audited the accompanying combined balance sheets of SBI.Razorfish (a carved-out business unit of SBI Holdings Inc.) as of December 31, 2003 and 2002 and the related combined statements of operations, business unit equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003. These combined financial statements are the responsibility of SBI Holdings Inc.’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of SBI.Razorfish (a carved-out business unit of SBI Holdings Inc.) as of December 31, 2003 and 2002 and the carved-out results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 2 to the combined financial statements, effective January 1, 2002, SBI.Razorfish adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

June 15, 2004

Salt Lake City, Utah

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(Dollars in thousands)
ASSETS
Current assets:
Cash	$1,833	$18,147
Restricted cash	—	872
Accounts receivable, net of allowance for doubtful accounts of $645 and $63, respectively	20,906	15,530
Other current assets	1,877	420

Total current assets	24,616	34,969
Property and equipment, net of accumulated depreciation and amortization of $3,268 and $988, respectively	3,250	2,778
Definite-lived intangible assets, net of accumulated amortization of $2,946 and $686, respectively	1,057	2,831
Goodwill	18,310	4,998
Deferred financing costs, net of accumulated amortization of $1,571 in 2002	—	853
Other assets	438	313

	$47,671	$46,742

LIABILITIES AND BUSINESS UNIT EQUITY (DEFICIT)
Current liabilities:
Current portion of related party debt, net of discount of $0 and $1,460, respectively	$425	$13,967
Current portion of capital lease obligations	99	—
Accounts payable	1,942	1,688
Accrued liabilities	10,664	6,179
Deferred revenues	2,987	1,751
Current portion of accrued related party interest payable	51	77

Total current liabilities	16,168	23,662
Related party debt, net of current portion and discount of $357 and $3,772, respectively	5,630	59,995
Capital lease obligations, net of current portion	166	—
Accrued liabilities, net of current portion	6,554	4,502
Accrued related party interest payable, net of current portion	100	20,250

Total liabilities	28,618	108,409
Series A mandatorily redeemable preferred stock, no par value:
Authorized 180,000 shares outstanding; 0 shares in 2003 and 53,000 shares in 2002, with an aggregate liquidation preference of $5,352 in 2002	—	5,352
Commitments and contingencies (notes 5, 6, 7, 8, 13, and 16)
Business unit equity (deficit)	19,053	(67,019)

	$47,671	$46,742

See accompanying notes to combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001

	(Dollars in thousands)
Revenues	$96,297	30,165	14,672

Operating expenses:
Project and business development personnel	79,970	24,165	11,934
General and administrative	6,858	3,583	2,222
Reimbursable project expenses	3,703	1,407	474
Depreciation and amortization	4,538	1,328	47
Gain on sale of assets, net	(23)	(283)	(209)

Total operating expenses	95,046	30,200	14,468

Income (loss) from operations	1,251	(35)	204

Other income (expense):
Interest expense	(1,427)	(14,952)	(8,854)
Interest income	98	118	21
Gain on exchange of debt instruments	—	2,191	—

Total other expense, net	(1,329)	(12,643)	(8,833)

Loss before (provision) benefit for income taxes and extraordinary item	(78)	(12,678)	(8,629)
(Provision) benefit for income taxes	(13)	—	—

Loss before extraordinary item	(91)	(12,678)	(8,629)
Extraordinary item — negative goodwill	189	—	—

Net income (loss)	$98	(12,678)	(8,629)

See accompanying notes to combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED STATEMENTS OF BUSINESS UNIT EQUITY (Deficit)

Years ended December 31, 2003, 2002, and 2001

(Dollars in thousands)

Balance, December 31, 2000	$(56,709)
Repurchase of 340,000 shares of common stock from shareholder	(1,275)
Issuance of 64,334 shares of common stock to related party for cash	64
Exercise of employee options to purchase 40,625 shares of common stock	38
Stock options grants	49
Amortization of deferred compensation related to marketing agreement	116
Amortization of deferred compensation related to stock option grants	99
Preferred stock dividends	(731)
Other activity	4,833
Net loss	(8,629)

Balance, December 31, 2001	(62,145)
Reacquisition of 351,122 shares of common stock, warrants, and 53,000 shares of Series A mandatorily redeemable preferred stock from outside investor	(48)
Issuance of 2,000,000 shares of common stock to related party for $2,000	2,000
Noncash exercise of employee options to purchase 125,751 shares of common stock	76
Issuance of warrants to purchase 39,546,069 of common stock in connection with debt financing arrangements	10,600
Amortization of deferred compensation related to stock option grants	79
Preferred stock dividends	(626)
Other activity	(4,277)
Net loss	(12,678)

Balance, December 31, 2002	(67,019)
Conversion of long-term debt and warrants to Series B preferred stock	92,027
Issuance of 8,000,000 shares of Series B preferred shares for cash	4,000
Amortization of deferred compensation related to stock option grants	68
Other activity	(10,121)
Net income	98

Balance, December 31, 2003	$19,053

See accompanying notes to combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001

	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$98	$(12,678)	$(8,629)
Adjustments to reconcile net income (loss) to net cash (used in provided by operating activities:
Depreciation and amortization	4,538	1,328	47
Amortization of deferred financing costs and accretion of loan discounts	70	7,100	82
Amortization of deferred compensation and stock compensation expense	68	155	215
Extraordinary item — negative goodwill	(189)	—	—
Gain on exchange of debt instruments	—	(2,191)	—
Non-cash interest expense	—	—	2,491
Gain on sale of property and equipment	(23)	(283)	(209)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,218)	1,932	552
Other current assets	202	516	(156)
Other assets	122	(175)	(138)
Accounts payable and accrued liabilities	(11,812)	(2,997)	(1,181)
Accrued related party interest payable	288	7,648	6,172
Deferred revenue	1,000	536	916

Net cash (used in) provided by operating activities	(6,856)	891	162

Cash flows from investing activities:
Net cash paid for acquisitions	(3,610)	(15,602)	(4,233)
Purchase of property and equipment, net of effects of acquisitions	(1,247)	(1,055)	(210)
Proceeds from sale of property and equipment	23	283	209
Proceeds from sale of marketable securities	1,106	—	—

Net cash used in investing activities	(3,728)	(16,374)	(4,234)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	65,300	—
Payments on long-term debt	(425)	(35,000)	—
Proceeds from issuance of common stock	—	—	102
Proceeds from issuance of preferred stock	4,000	2,000	—
Principal payments on capital lease obligations	(61)	—	—
Changes in business unit equity	(10,116)	874	6,901
Restricted cash	872	(872)	—
Payment of financing costs	—	(1,608)	—

Net cash (used in) provided by financing activities	(5,730)	30,694	7,003

Net (decrease) increase in cash	(16,314)	15,211	2,931
Cash at beginning of year	18,147	2,936	5

Cash at end of year	$1,833	$18,147	$2,936

Supplemental disclosures of cash flow information:
During the years ended December 31, 2003, 2002, and 2001, SBI.Razorfish paid cash for interest of $363, $203, and $83, respectively.
During the years ended December 31, 2003, SBI.Razorfish paid cash for income taxes of $13.
Supplemental schedule of noncash investing and financing activities:
During the years ended December 31, 2003, 2002, and 2001, SBI.Razorfish accrued dividends of $0, $626, and $731, respectively, on its Series A mandatorily redeemable preferred stock.
During the years ended December 31, 2003, 2002, and 2001, SBI Holdings Inc. completed the following significant acquisitions:
On June 18, 2001, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired certain assets and assumed certain liabilities of selected divisions of marchFIRST, Inc. and marchFIRST Consulting, Inc. (marchFIRST). In conjunction with the acquisition, the following net liabilities were assumed (see note 3):
Fair value of assets acquired	$4,880
Fair value of net assets acquired by non-SBI.Razorfish business units	(2,245)

Liabilities assumed	$2,635

On December 14, 2001, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired certain assets and assumed certain liabilities of Emerald-Delaware, Inc. In conjunction with the acquisition, the following net liabilities were assumed (see note 3):
Fair value of assets acquired	$1,175
Fair value of net assets acquired by non-SBI.Razorfish business units	3,226
Net cash paid	(4,233)

Liabilities assumed	$168

On September 6, 2002, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired the capital stock of Lante Corporation. In conjunction with the acquisition, the following net liabilities were assumed (see note 3):
Fair value of assets acquired	$12,278
Fair value of net assets acquired by non-SBI.Razorfish business units	163
Net cash paid	(228)

Liabilities assumed	$12,213

On September 30, 2002, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired certain assets and assumed certain liabilities of Scient Inc. In conjunction with the acquisition, the following net liabilities were assumed (see note 3):
Fair value of assets acquired	$10,753
Fair value of net assets acquired by non-SBI.Razorfish business units	6,830
Net cash paid	(15,065)

Liabilities assumed	$2,518

On December 30, 2002, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired certain assets and assumed certain liabilities of Xcelerate Corp. In conjunction with the acquisition, the following net liabilities were assumed (see note 3):
Fair value of assets acquired	$404
Net cash paid	(309)

Liabilities assumed	$95

On January 22, 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired the capital stock of Razorfish, Inc. In conjunction with the acquisition, the following net liabilities were assumed (see note 3):
Fair value of assets acquired	$21,537
Net cash paid	(3,535)

Liabilities assumed	$18,002

On July 31, 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired certain assets of Leapnet Partners LLC. As of December 31, 2003, the acquisition has been accounted for as follows (see note 3):
Fair value of assets acquired	$157
Net cash paid	(75)

Accrued earnout consideration	$82

On January 1, 2001, SBI Holdings, Inc. purchased 340,000 shares of common stock at $3.75 per share from an employee. The consideration issued for this stock purchase was a promissory note in the amount of $1,275 bearing interest at 12% per year.
During the year ended December 31, 2002, SBI Holdings Inc. granted warrants to purchase 39,546,069 shares of SBI Holdings Inc.’s common stock at an initial exercise price of $1.00 per share in connection with debt financing to fund the acquisitions of Lante, Scient, and Razorfish. The aggregate value of the warrants of $10,600 was determined by allocating the fair values of the respective debt instruments and warrants on a pro rata basis.
On April 7, 2003, SBI Holdings Inc. entered into an Exchange Agreement with a shareholder (Shareholder Agreement) who is a member of SBI Holdings Inc.’s board of directors. In accordance with the Shareholder Agreement, the shareholder agreed to exchange 2,000,000 shares of SBI Holdings Inc.’s common stock in consideration for the issuance by SBI Holdings Inc. of an aggregate of 2,000,000 shares of Series B convertible preferred stock.
In June 2003, a seller contingent note of $1,000 due to a shareholder was cancelled in exchange for(1) a new unsecured promissory note in the principal amount of $262 with interest at 7.5%, interest and principal due September 30, 2005, and(2) an aggregate of 250,000 shares of Series B Convertible Preferred Stock of SBI Holdings Inc., at a value of $1.00 per share. The difference between the face amount of the original note and the settlement amount has been recorded as a reduction of goodwill related to the Scient acquisition.

See accompanying notes to combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)
December 31, 2003 and 2002

(1)	Description of Business and Nature of Operations

      The accompanying combined financial statements are a presentation of the carved-out business unit financial position, results of operations, and cash flows of SBI.Razorfish (also referred to as the Company). SBI.Razorfish is comprised of SBI Holdings Inc. and that portion of its subsidiaries’ operations (including SBI Group Inc. and Razorfish, Inc.) that provide interactive consulting services to its customers. Collectively, these operations constitute the business unit known as SBI.Razorfish. SBI.Razorfish provides interactive consulting services through the delivery of integrated, interactive marketing solutions to its customers. SBI.Razorfish’s service delivery combines agency creativity with Internet technology expertise to build systems and develop campaigns and programs that help its customers add new customers, increase revenues, and facilitate employees and business partners to make better decisions. This is accomplished by applying a user-centered, insight-driven approach to designing customer solutions. SBI.Razorfish solutions include strategy and planning services, communication services, transaction enablement services, analytics and optimization services, and operational enablement and improvement services. SBI.Razorfish provides its services to many of the Fortune 1000 companies in a variety of industries including financial services, retail, technology, consumer products, pharmaceuticals, travel and leisure, and telecommunications.

      SBI.Razorfish operations are organized into three divisions; (1) West Division — based in San Francisco with satellite offices in Los Angeles, Portland, and Seattle, (2) Central Division — based in Chicago, and (3) East Division — based in New York City with satellite offices in Boston, Washington, D.C., Atlanta, and Ft. Lauderdale. SBI.Razorfish employs approximately 500 professionals.

(2)	Summary of Significant Accounting Policies

(a) Principles of Combination

      The accompanying combined financial statements present the combined financial position, results of operations, and cash flows of SBI.Razorfish. All intercompany transactions and balances have been eliminated.

      The combined financial statements include the accounts specifically attributed to SBI.Razorfish and allocations of expenses related to shared services and administrative functions incurred at the corporate and division operating levels of SBI Holdings Inc.

(b)	Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain of those key estimates include allowances for doubtful accounts, allowances for realizability of deferred income tax assets, accruals for matters of litigation and self insurance, realization of carrying values and useful lives of long-lived tangible and intangible assets, allocation methodology used in preparing carved-out financial statements, and percentage of completion on fixed fee revenue contracts. Differences in these estimates and the ultimate actual results could be material to SBI.Razorfish’s combined financial position and results of operations.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(c)	Cash and Restricted Cash

      As of December 31, 2003 and 2002, SBI.Razorfish had demand deposits at various U.S. banks in excess of the $100 limit for insurance by the Federal Deposit Insurance Corporation. The Company had outstanding letters of credit of $872 as of December 31, 2002 that were collateralized by certain cash account balances. These cash account balances are classified as restricted cash in the accompanying 2002 combined balance sheet. SBI.Razorfish’s cash as of December 31, 2003 and 2002 may not be representative of an independent company as SBI.Razorfish’s cash is managed centrally by SBI Holdings Inc.

(d) Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment consist of computer and office equipment and furniture and fixtures. Property and equipment are depreciated or amortized over useful lives ranging from two to eight years using the straight-line method. Leasehold improvements are amortized over the shorter of the respective lease terms or their useful lives using the straight-line method.

      Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Gains or losses from the sale or retirement of property and equipment are recorded in current operations.

(e) Goodwill and Other Intangible Assets

      On January 1, 2002, SBI.Razorfish adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The provisions of SFAS No. 142 prohibit the amortization of goodwill and certain intangible assets that are deemed to have indefinite lives. There was no goodwill and therefore no amortization of goodwill associated with SBI.Razorfish in 2001. Goodwill and indefinite-lived intangibles are required to be tested at least annually for impairment and written down, if necessary. Intangible assets determined to have definite lives continue to be amortized over their useful lives. Definite-lived intangible assets are required to be tested for recoverability using undiscounted cash flows as prescribed by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever facts and circumstances indicate there may be an impairment.

      The goodwill and other intangible assets recorded in the accompanying combined balance sheets as of December 31, 2003 and 2002 were acquired in connection with the acquisitions of Razorfish Inc., Leapnet Partners LLC, Lante Corporation, and Xcelerate Corp. (see note 3). See note 4 for further information regarding SBI.Razorfish’s goodwill and other intangible assets. Definite-lived intangible assets, consisting of customer relationships, are amortized using the straight-line method over estimated useful lives of 18 months.

(f) Deferred Financing Costs

      Deferred financing costs totaling $853, recorded in the accompanying 2002 combined balance sheet, resulted from the issuance of long-term debt. The deferred financing costs were being amortized using the effective-interest-rate method over the lives of the debt instruments. During the years ended December 31, 2002 and 2001, SBI.Razorfish amortized approximately $1,286 and $82, respectively, of deferred financing costs to interest expense. During the year ended December 31, 2003, the long-term debt underlying the deferred financing costs was exchanged for Series B convertible preferred stock, a component of business unit equity (see note 8). The unamortized deferred financing costs at the exchange date were considered part of the carrying value of the debt and, accordingly, were included in the exchange.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(g) Long-Lived Assets

      In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of, if any, are separately presented in the combined balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(h) Business Unit Equity and Allocation of Expenses

      Business unit equity includes the equity of SBI Holdings Inc. as adjusted for investments in and receivables/payables between operations that are not part of the carved-out SBI.Razorfish business unit.

      SBI.Razorfish and other SBI Holdings Inc. operating divisions perform certain administrative functions at the respective division level. These administrative expenses are included in project and business development personnel expenses in the accompanying combined statements of operations. SBI Holdings Inc. did not historically allocate corporate overhead expenses to its operating divisions; however, for purposes of the accompanying combined financial statements, an allocation of those expenses has been included as general and administrative expenses in the accompanying combined statements of operations. The allocation of corporate overhead expenses to the carved-out SBI.Razorfish business unit represents management’s estimate of that business unit’s usage of corporate functions such as human resources, accounting, legal, treasury, information technology support, and general administration. These estimates and corresponding allocations have been made primarily based on SBI.Razorfish revenue as a percentage of total SBI Holdings Inc. and subsidiaries revenue, and to a lesser extent, when appropriate, based on the percentage of personnel headcount at SBI.Razorfish as compared to the total SBI Holdings Inc. and subsidiaries headcount.

(i) Revenue Recognition

      Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the service has occurred, the price to the customer is fixed or determinable, and collectibility is reasonably assured.

      Revenues derived from fixed-fee consulting contracts are recognized as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs and milestone outputs, as applicable. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be greater than or less than the revenues recognized and are recorded as either revenues in excess of billings (an asset) or billings in excess of revenues (a liability) in the accompanying combined financial statements. As of December 31, 2003 and 2002, revenues in excess of billings totaled $2,029 and $974, respectively, and are included in accounts receivable in the accompanying combined balance sheets. As of December 31, 2003 and 2002, billings in excess of revenues totaled $2,987 and $1,751, respectively, and are included in deferred revenues in the accompanying combined balance sheets.

      Revenues derived from time and materials consulting contracts are recognized as the services are performed.

      All reimbursable project expenses billed to customers are recorded as a component of revenues. All reimbursable project costs incurred are recorded as a component of operating expenses. Reimbursed project

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

expenses for the years ended December 31, 2003, 2002, and 2001 totaled $3,703, $1,407, and $474, respectively.

(j) Income Taxes

      As a carved-out business unit of SBI Holdings Inc., SBI.Razorfish does not file separate income tax returns, but rather is included as part of the various income tax returns filed by SBI Holdings Inc. and subsidiaries. For presentation purposes within these combined financial statements, SBI.Razorfish’s income tax provision was computed as if it were a separate company. The provision for foreign taxes is based upon the effective tax rate in the country where the earnings were recorded. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in operations in the period that includes the enactment date.

(k) Negative Goodwill

      Subsequent to December 31, 2002, but within one year of the date of acquisition (September 30, 2002), the Company finalized its purchase accounting for Scient Inc. and Scient UK Ltd. (see note 3). The net effect of these subsequent adjustments resulted in $189 of negative goodwill, which, in accordance with SFAS No. 141, Business Combinations, was recognized as an extraordinary item in the accompanying 2003 combined statement of operations.

(l) Concentration of Credit Risk, Allowance for Doubtful Receivables, and Significant Customers

      Financial instruments that potentially subject SBI.Razorfish to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, SBI.Razorfish provides credit terms to its customers and requires no collateral. No one customer accounted for greater than 10% of SBI.Razorfish’s net accounts receivable as of December 31, 2003. One customer accounted for 16% of SBI.Razorfish’s net accounts receivable as of December 31, 2002. No one customer accounted for greater than 10% of SBI.Razorfish’s revenues for the year ended December 31, 2003. During the years ended December 31, 2002 and 2001, one customer accounted for 22% and 39% of SBI.Razorfish’s revenues, respectively. Less than 1% of SBI.Razorfish’s revenues were sourced outside of the United States in 2003, 2002, and 2001.

      SBI.Razorfish records its trade receivables at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency, disputes, or other issues. The amounts of the specific reserves are estimated by management based on the following assumptions and variables: customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories. In addition to the specific reserves, management establishes a nonspecific allowance for doubtful accounts based on the aging of those accounts and historical experience. The allowance for doubtful accounts is charged with the write-off of uncollectible customer accounts.

(m) Advertising Costs

      Advertising costs are expensed as the advertising takes place. Advertising expenses were $392, $124, and $15 for the years ended December 31, 2003, 2002, and 2001, respectively, and are included in general and administrative and project and business development expenses in the accompanying combined statements of operations.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(n) Stock-Based Compensation

      SBI Holdings Inc. accounts for stock-based compensation and awards to employees and directors using the intrinsic-value method as outlined in Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Under the intrinsic-value method, compensation expense is recognized if an option’s exercise price is below the fair value of the underlying common stock at the date of grant. Deferred compensation related to stock option issuances is amortized over the vesting term of the related options. During the years ended December 31, 2003, 2002, and 2001, compensation expense of $68, $155, and $99, respectively, was recognized related to stock options and classified as general and administrative expense in the accompanying combined statements of operations.

      SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net loss as if SBI.Razorfish had accounted for stock options granted under the fair value method. The fair value of the stock options is estimated on the date of grant using the Black-Scholes option pricing model. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the vesting periods of the respective stock options using the straight-line method. The following table includes the pro forma disclosure and the related impact on the SBI.Razorfish net loss for the years ended December 31, 2003, 2002, and 2001 as if SBI.Razorfish had recorded compensation expense for the fair value of stock options awarded to SBI.Razorfish employees.

	2003	2002	2001

Net income (loss) as reported	$98	$(12,678)	$(8,629)
Add stock-based employee compensation expense included in reported net income (loss), net of related tax effects	68	155	99
Deduct total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(578)	(188)	(103)

Pro forma net loss	$(412)	$(12,711)	$(8,633)

(o) Recent Accounting Pronouncements

      In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. FIN 46R replaces Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. Companies are required to apply FIN 46R to variable interests in Variable Interest Entities (VIEs) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet, and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and non-controlling interests of the VIE. Management does not expect the adoption of FIN 46R to have a significant impact on SBI.Razorfish’s financial position or results of operations.

      SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 also includes required disclosures for financial instruments within its scope. SFAS No. 150 was effective for instruments

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

entered into or modified after May 31, 2003 and otherwise is effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS No. 150 will be effective for SBI.Razorfish on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. SBI.Razorfish currently does not have any financial instruments that are within the scope of SFAS No. 150. Management does not expect the adoption of SFAS No. 150 to have a significant impact on SBI.Razorfish’s financial position or results of operations.

(p) Comprehensive Income (Loss)

      For each of the years in the three-year period ended December 31, 2003, comprehensive income (loss) was equal to the net income (loss) presented in the accompanying combined statements of operations.

(3)	Acquisitions

Razorfish, Inc.

      On January 22, 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired 100% of the outstanding capital stock of Razorfish, Inc. (Razorfish) for $8,871 in cash. In accordance with purchase accounting, the results of Razorfish’s operations since the acquisition date (January 22, 2003) have been included in the accompanying 2003 combined statement of operations. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired of $13,829 was recorded as goodwill. The allocation of the purchase price was based on the estimated fair value of the underlying net assets acquired. Goodwill originating from the Razorfish acquisition is not deductible for tax purposes.

      In connection with the acquisition of Razorfish and in accordance with Emerging Issues Task Force Issue (EITF) 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (EITF 95-3), SBI.Razorfish formulated a plan to exit certain leased office space previously used by Razorfish and to terminate ten former Razorfish employees. Accordingly, as part of the purchase accounting, SBI.Razorfish recorded an accrual of $1,795 to exit the leased office space and $2,453 to account for severance costs. The lease related accrual represents the difference between base rental charges of $2,571 and the offsetting expected sublease revenues of $776. In October 2003, SBI.Razorfish exited another existing lease and determined to re-enter the space previously identified in the exit plan. Accordingly, the remaining leased office space accrual was removed and goodwill reduced. With respect to the severance accrual, all of the affected employees were terminated and most were paid their severance during 2003. There was $117 of severance accrual remaining as of December 31, 2003, which was paid in 2004.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The initial cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Cash	$5,336
Accounts receivable	4,205
Other current assets	105
Property and equipment	951
Customer relationships	2,200
Other assets	247
Accounts payable and accrued liabilities	(17,714)
Deferred revenue related to in-process contracts	(288)
Goodwill	13,829

$8,871

Leapnet Partners LLC

      On July 31, 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) entered into an agreement to acquire certain assets of Leapnet Partners LLC (Leapnet). SBI Holdings Inc. agreed to purchase property and equipment for $28, which was its fair value, and agreed to pay additional contingent purchase consideration (described below) for the net assets acquired. SBI Holdings Inc. made an initial payment of $75 in cash at closing. This payment was for the property and equipment and a down payment towards expected contingent purchase consideration that may be paid in the future. In accordance with purchase accounting, the results of Leapnet’s operations since the acquisition date (July 31, 2003) have been included in the accompanying 2003 combined statement of operations. As of December 31, 2003, the excess of the purchase price paid over the fair value of the net identifiable assets acquired of $129 has been recorded as goodwill. Goodwill originating from the acquisition of Leapnet is deductible for tax purposes on a straight-line basis over 15 years.

      The cost of the acquisition through December 31, 2003 was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Property and equipment	$28
Goodwill	129

$157

      The Leapnet purchase agreement provides for contingent purchase price adjustments based upon the achievement of specified financial goals during the first 12 months subsequent to the acquisition. If such goals are met, SBI.Razorfish is obligated to pay 10% of the related revenue to the former shareholders. As there is no continuing involvement of the former shareholders in the Leapnet operations and there are no employment agreements in existence, this contingent consideration is recorded as an addition to the purchase price at the time the contingency is resolved and the consideration is issued or becomes issuable. The total purchase price recorded as of December 31, 2003 is based on the milestones that have been met related to this provision.

Lante Corporation

      On September 6, 2002, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired 100% of the outstanding capital stock of Lante Corporation (Lante) for $43,086 in cash. In accordance with purchase accounting, the results of Lante’s operations related to SBI.Razorfish since the

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

acquisition date (September 6, 2002) have been included in the accompanying 2003 and 2002 combined statements of operations. The excess of the purchase price over the fair value of the net tangible and intangible identifiable assets related to SBI.Razorfish acquired of $3,982 has been recorded as goodwill. Goodwill originating from the Lante acquisition is not deductible for tax purposes.

      In connection with the acquisition of Lante and in accordance with EITF Issue 95-3, SBI.Razorfish formulated a plan to exit certain leased office space previously used by Lante and to terminate 40 former Lante employees. Accordingly, as part of the purchase accounting, SBI.Razorfish recorded an accrual of $6,079 to formally exit the leased office space. The accrual represents the difference between base rental charges of $9,055 and the offsetting expected sublease revenues of $2,976. As of December 31, 2003 and 2002, the remaining leased office space accrual was $4,380 and $5,483, respectively, and is included in accrued liabilities in the accompanying combined balance sheets. SBI.Razorfish also recorded an accrual for severance costs of $1,282. All of the affected employees were terminated and were paid their severance during 2002.

      The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Cash	$42,858
Accounts receivable	4,015
Other assets	491
Property and equipment	1,987
Customer relationships	1,803
Accounts payable and accrued liabilities	(12,148)
Deferred revenue related to in-process contracts	(65)
Goodwill	3,982
Net assets acquired by non-SBI.Razorfish business units	163

$43,086

Scient Inc.

      On July 14, 2002, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) entered into an agreement to acquire certain assets and assume certain liabilities of Scient Inc. (Scient) for $15,453. Scient consisted of a US operating entity and a UK operating entity (Scient UK Ltd.). On September 30, 2002, SBI Holdings Inc. was awarded the right to acquire certain accounts receivable, property and equipment, accounts payable, accrued liabilities, and deferred revenue of Scient as well as 100% of the outstanding capital stock of Scient’s foreign subsidiary, Scient UK Ltd., through a bankruptcy auction in the United States Bankruptcy Court for the Southern District of New York. The purchase price was paid in the form of $10,570 in cash and forgiveness of $4,883 of debt owed by Scient to the Company. Scient filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on July 14, 2002. The purchase price for Scient was approved in a court action. SBI Holdings Inc.’s bid was formulated on the basis of historical and projected financial performance.

      In accordance with purchase accounting, the results of Scient’s operations since the acquisition date (September 30, 2002) have been included in the accompanying 2003 and 2002 combined statements of operations. Scient UK Ltd. was sold in November 2003 to a third party and is not part of the SBI.Razorfish business unit.

      In connection with the acquisition of Scient and in accordance with EITF 95-3, SBI.Razorfish formulated a plan to terminate 30 former Scient employees. Accordingly, as part of purchase accounting,

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

SBI.Razorfish recorded an accrual for severance costs of $563. All of the affected employees were terminated during 2002, but not all severance costs were paid out as of year-end. As of December 31, 2002, the remaining severance accrual was $167 and was included in accrued liabilities in the accompanying 2002 combined balance sheet. The remaining severance accrual was sufficient to complete the plan and was paid during 2003.

      The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Cash	$388
Accounts receivable	7,993
Investments	1,106
Other assets	1,843
Accounts payable and accrued liabilities	(2,335)
Deferred revenue related to in-process contracts	(183)
Negative goodwill	(189)
Net assets acquired by non-SBI.Razorfish business units	6,830

$15,453

      Subsequent to December 31, 2002, but within one year of the date of acquisition (September 30, 2002), the Company finalized its purchase accounting for Scient Inc. and Scient UK Ltd. The net effect of these subsequent adjustments resulted in $189 of negative goodwill, which, in accordance with SFAS No. 141, Business Combinations, was recognized as an extraordinary item in the accompanying 2003 combined statement of operations.

Xcelerate Corp.

      On December 30, 2002, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) entered into an agreement to acquire certain assets and assume certain liabilities of Xcelerate Corp. (Xcelerate) for $309 in cash. In accordance with purchase accounting, the results of Xcelerate’s operations since the acquisition date (December 30, 2002) have been included in the accompanying 2003 and 2002 combined statements of operations. The excess of the purchase price over the fair value of the net tangible and intangible identifiable assets acquired of $341 was recorded as goodwill. Goodwill originating from the acquisition of Xcelerate is deductible for tax purposes on a straight-line basis over 15 years.

      The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Property and equipment	$63
Accrued liabilities	(95)
Goodwill	341

$309

marchFIRST, Inc

      On April 18, 2001, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Services Inc.) entered into an agreement to acquire certain assets and assume certain liabilities of divisions of marchFIRST, Inc. and marchFIRST Consulting, Inc. (collectively, marchFIRST). On June 18, 2001, SBI Holdings Inc. was awarded the right to acquire certain property and equipment, accounts receivable, accounts payable, and accrued liabilities of marchFIRST in the United States Bankruptcy Court for the District of Delaware.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

marchFIRST filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on April 12, 2001; however, the filing was subsequently revised to appoint a trustee (the Trustee) and liquidate marchFIRST under Chapter 7. The consideration extended for the net assets of marchFIRST was approved in the court action. SBI Holdings Inc.’s offer was formulated on the basis of historical and projected financial performance.

      The acquisition was accounted for as a purchase, and the results of marchFIRST’s operations related to SBI.Razorfish since the acquisition date (June 18, 2001) have been included in the accompanying 2003, 2002, and 2001 combined statements of operations. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed as follows:

Accounts receivable	$4,880
Accrued liabilities	(2,635)
Net liabilities assumed by non-SBI.Razorfish business units	(2,245)

$—

Emerald-Delaware, Inc.

      On October 10, 2001, SBI Holdings Inc. entered into an agreement to acquire certain assets and assume certain liabilities of Emerald-Delaware, Inc. (Emerald) for $4,233 in cash. On December 14, 2001, SBI Holdings Inc. was awarded the right to acquire certain accounts receivable, property and equipment, accrued liabilities, and deferred revenue of Emerald through a bankruptcy auction in the United States Bankruptcy Court for the District of Oregon. Emerald filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 15, 2001. The purchase price for Emerald was approved in a court action. SBI Holdings Inc.’s bid was formulated on the basis of historical and projected financial performance, and was financed from existing cash balances.

      The acquisition was accounted for as a purchase and the results of Emerald’s operations related to SBI.Razorfish since the acquisition date (December 14, 2001) have been included in SBI.Razorfish’s combined statements of operations.

      The total cost of the acquisition was allocated to the assets acquired and liabilities assumed as follows:

Accounts receivable	$1,155
Property and equipment	20
Accrued liabilities	(168)
Net assets assumed by non-SBI.Razorfish business units	3,226

$4,233

(4)	Goodwill and Other Intangible Assets

Goodwill

      During June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The reporting provisions of SFAS No. 141 require all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 established criteria for the separate recognition of intangible assets acquired in a business combination. The reporting provisions of SFAS No. 142 prohibit the amortization of goodwill and certain intangible assets that are deemed to have indefinite lives and requires such assets to be tested for impairment at least annually and written down to fair value, if necessary. SBI.Razorfish adopted the provisions of

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

SFAS No. 141 during 2001 and the provisions of SFAS No. 142 during 2002. There was no amortization of goodwill during the year ended December 31, 2001, as SBI.Razorfish had no goodwill at that time. SBI.Razorfish did not have any indefinite-lived intangible assets (other than goodwill) for any periods presented.

      The goodwill recorded in the accompanying combined balance sheets as of December 31, 2003 and 2002 was acquired in connection with the acquisitions of Razorfish, Leapnet, Lante, and Xcelerate (see note 3). Subsequent to December 31, 2002, but within one year of the date of acquisition (September 30, 2002), the Company finalized its purchase accounting for Scient Inc. and Scient UK Ltd. (see note 3). The net effect of these subsequent adjustments resulted in $189 of negative goodwill, which, in accordance with SFAS No. 141, Business Combinations, was recognized as an extraordinary item in the accompanying 2003 combined statement of operations. The Company performed the annual impairment assessment required by SFAS No. 142 as of December 31, 2003 and 2002. The valuation process identified the SBI.Razorfish operating business unit’s assets and then determined the fair market value of those assets using a discounted cash flow model. Goodwill related to the SBI.Razorfish business unit was not impaired because the fair values of those operating assets exceeded their carrying amounts at the measurement dates.

Intangible Assets

      As of December 31, 2003 and 2002, definite-lived intangible assets consist of customer relationship assets as follows:

	2003	2002

Gross carrying amount	$4,003	$3,517
Less accumulated amortization	(2,946)	(686)

	$1,057	$2,831

      Amortization expense related to definite-lived intangible assets totaled $2,547, $686, and $0 for the years ended December 31, 2003, 2002, and 2001, respectively. The Company did not have any definite-lived intangible assets as of December 31, 2001. Estimated amortization expense for the year ending December 31, 2004 is expected to be $1,057 and none thereafter, as all definite-lived intangible assets will have become fully amortized.

(5)	Property and Equipment

      Property and equipment consist of the following as of December 31, 2003 and 2002:

	2003	2002

Equipment and fixtures	$5,001	$2,631
Leasehold improvements	1,517	1,135

	6,518	3,766
Less accumulated depreciation and amortization	(3,268)	(988)

	$3,250	$2,778

      Property and equipment are pledged as collateral for borrowings under a revolving line of credit agreement with a bank (see note 7).

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      SBI.Razorfish is obligated under capital leases covering certain computer and office equipment (see note 13). At December 31, 2003, the property and equipment recorded under capital leases were as follows:

Equipment and fixtures	$326
Less accumulated depreciation and amortization	(39)

$287

      There were no assets under capital lease at December 31, 2002.

(6)	Related Party Debt

      Related party debt consists of the following as of December 31, 2003 and 2002:

	2003	2002

Exchange senior note due to an investor, unsecured, face value of $3,000, with remaining discount of $357 and $426, respectively, accreting to face value, interest compounded annually at LIBOR plus 1.25% (2.27% at December 31, 2003, adjusted annually) due June 15, 2008	$2,643	$2,574
Seller subordinated notes due to shareholders, unsecured, interest from 7.50% to 12.00% payable quarterly or bi-annually, principal payments of $425 due each January 2, 2003, 2004, and 2005 and $2,300 due September 30, 2005	3,150	3,575
Seller contingent note due to a shareholder, unsecured, interest at 7.50%, interest and principal due September 30, 2005	262	1,000
Senior redemption premium notes due to shareholders, unsecured, bearing no stated interest, but providing for a premium of 16.00% compounded annually upon the cash payment of the notes at maturity on June 16, 2008. No premium to be paid if the holder exercises warrants to purchase common stock using either cash or senior redemption premium notes	—	26,620
Senior notes due to shareholders, unsecured, interest at 16.00% payable quarterly, principal due in various installments through June 16, 2008	—	17,999
Senior note due to a shareholder, unsecured, interest at 16.00%, face value of $12,000, with remaining discount of $3,346 at December 31, 2002, accreting to face value, interest payable monthly in cash or additional senior notes, principal due June 16, 2008	—	8,654

Subtotal	6,055	60,422

	2003	2002

Subtotal from prior page	$6,055	$60,422
Promissory notes due to a shareholder, unsecured, interest at 15.00% and payable monthly, principal due on demand	—	7,000
Promissory notes due to a shareholder, unsecured, face value of $8,000, with remaining discount of $1,460 at December 31, 2002, accreting to face value, interest at 12.00%, due July 29, 2003	—	6,540

	6,055	73,962
Less current portion	(425)	(13,967)

	$5,630	$59,995

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Future maturities of long-term debt, net of discounts, are as follows as of December 31, 2003:

Year Ending December 31:

2004	$425
2005	2,987
2006	—
2007	—
2008	2,643

$6,055

      On September 20, 2002, SBI Holdings Inc. issued a 16% substitute senior note due 2008 with a face value of $2,507 (Substitute Senior Note) and an exchange senior note due 2008 with a face value of $3,000 (Exchange Senior Note) to extinguish and/or reacquire senior redemption premium notes and accrued interest of $4,773, senior notes and accrued interest of $1,859, Series A mandatorily redeemable preferred stock and accrued dividends of $575, 351,000 shares of outstanding common stock, and warrants to purchase common stock with a carrying value of $7,000. The transaction was accounted for in accordance with EITF Issue 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. Under the provisions of EITF 96-19, SBI Holdings Inc. accounted for the exchange on a fair-value basis. In connection with the exchange, SBI Holdings Inc. recognized a gain on exchange of debt instruments of $2,191, which is included as a component of other income (expense) in the accompanying 2002 statement of operations. The Substitute Senior Note was recorded at face value as the amount approximated fair value. The fair value of the Exchange Senior Note at the exchange date was $2,553. As a result, SBI Holdings Inc. recorded an original issue discount of $447, which is being accreted to interest expense over the term of the Exchange Senior Note using the effective-interest-rate method. During 2003 and 2002, accretion of the discount of $70 and $21, respectively, was recorded as interest expense.

      In connection with securing financing for the acquisitions of Lante, Scient, and Razorfish (see note 3), SBI Holdings Inc. issued debt instruments with warrants attached to purchase an aggregate of 39,546,069 shares of SBI Holdings Inc.’s common stock to its majority shareholder (see note 9). Warrants to purchase 13,182,023 common shares were issued in connection with the financing for each of the three acquisitions (a total of 39,546,069 shares). The aggregate value of the warrants of $10,600 was determined by allocating the fair values of the respective debt instruments and warrants on a pro rata basis. Accordingly, SBI Holdings Inc. recorded original issue discounts of $10,600 in the aggregate, which are being accreted to interest expense over the lives of the respective debt instruments using the effective-interest-rate method. One of the debt instruments was paid off as of December 31, 2002, and SBI Holdings Inc. accreted the entire discount of $4,752 to interest expense during the year ended December 31, 2002. Another debt instrument issued on July 29, 2002, with a maturity date of July 29, 2003, had an original issue discount of $2,502. Interest expense of $0 and $1,042 was recorded related to the accretion of the original issue discount during the years ended December 31, 2003 and 2002, respectively. The final debt instrument was issued on December 31, 2002 and has a maturity date of June 16, 2008. The original issue discount recorded was $3,346.

      SBI Holdings Inc. entered into an Exchange and Recapitalization Agreement (the Madeleine Exchange Agreement) dated as of December 30, 2002 with Madeleine L.L.C., a New York limited liability company (Madeleine), SBI Holdings Inc.’s majority shareholder. In addition to owning shares of SBI Holdings Inc.’s common stock, Madeleine owned shares of SBI Holdings Inc.’s Series A mandatorily redeemable preferred stock, senior redemption premium notes, senior notes, and warrants to purchase common stock (collectively, the Madeleine Exchange Securities). In accordance with the Madeleine Exchange Agreement, Madeleine agreed to exchange the Madeleine Exchange Securities with SBI Holdings Inc. in consideration for the

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

issuance by SBI Holdings Inc. of an aggregate of 94,916,718 shares of Series B convertible preferred stock. The exchange closed on February 14, 2003. The basis for the exchange was the issuance of one share of Series B convertible preferred stock for each dollar of (1) the outstanding principal amount and accrued and unpaid interest (determined through September 30, 2002) on each and every promissory note included in the Madeleine Exchange Securities, and (2) the liquidation preference (determined as of September 30, 2002) of the issued and outstanding shares of Series A mandatorily redeemable preferred stock included in the Madeleine Exchange Securities.

      SBI Holdings Inc. entered into an Exchange and Recapitalization Agreement (the GE Exchange Agreement) dated as of March 10, 2003 with General Electric Capital Corporation (GE). In accordance with the GE Exchange Agreement, GE agreed to exchange the Substitute Senior Note with SBI Holdings Inc. in consideration for the issuance by SBI Holdings Inc. of an aggregate of 2,518,642 shares of Series B convertible preferred stock. The exchange closed on March 31, 2003. The basis for the exchange was the issuance of one share of Series B convertible preferred stock for each dollar of the outstanding principal amount and accrued and unpaid interest (determined through September 30, 2002) on the Substitute Senior Note.

      In accordance with the intent of the Madeleine Exchange Agreement and the GE Exchange Agreement, SBI Holdings Inc. did not accrue any interest or dividends on the Madeleine Exchange Securities or the GE Substitute Senior Note from October 1, 2002 through the dates of the exchanges.

      The Madeleine exchange was accounted for as a capital transaction in accordance with APB No. 26, Early Extinguishment of Debt, because Madeleine owns a controlling interest in SBI Holdings Inc. Under the provisions of APB No. 26, transactions between related parties should be accounted for as capital transactions. The GE exchange was also accounted for in accordance with the provisions of APB No. 26 on a fair-value basis. No gain or loss resulted from the GE exchange as the fair values of the securities exchanged were equal.

      In June 2003, the seller contingent note of $1,000 due to a shareholder was canceled in exchange for (1) a new unsecured promissory note in the principal amount of $262 with interest at 7.5%, interest and principal due September 30, 2005 and (2) an aggregate of 250,000 shares of Series B Convertible Preferred Stock of SBI Holdings Inc., at a value of $1.00 per share. The difference between the face amount of the original note and the settlement amount has been recorded as a reduction of goodwill related to the Scient acquisition.

(7)	Line of Credit

      On November 29, 2001, SBI Holdings Inc. entered into a revolving line of credit agreement with a bank that provides for maximum borrowings of $5,000. Borrowings under the agreement were secured by essentially all of the assets of SBI Holdings Inc. and its subsidiaries and bore interest at the bank’s prime rate (4.25% at December 31, 2002) plus 0.75%. As of December 31, 2002, SBI Holdings Inc. had not borrowed any amounts under the line of credit; however, $909 of the borrowing base had been utilized to cover open letters of credit for lease obligations for certain office space. During the first quarter of 2003, the Company was in violation of one of its quarterly debt covenants. The bank waived this violation on April 16, 2003.

      The revolving line of credit agreement was renewed on June 3, 2003. On September 5, 2003, SBI Holdings Inc. entered into a new revolving line of credit agreement with the same bank that provides for maximum borrowings of $7,000. Borrowings under the agreement are secured by essentially all of the assets of SBI Holdings Inc. and subsidiaries and bear interest at the bank’s prime rate (4.0% at December 31, 2003) plus 0.75%. As of December 31, 2003, SBI Holdings Inc. had not borrowed any amounts under the line of credit; however, $522 of the borrowing base had been utilized to cover open letters of credit for lease obligations for certain office space. The new agreement contains substantially the same terms as the prior revolving line of credit agreement, and has a maturity date of August 1, 2004.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Under the terms of the 2003 agreement, SBI Holdings Inc. is required to comply with certain restrictive covenants, including minimum earnings before income taxes, depreciation, and amortization (EBITDA) and working capital requirements, as defined. SBI Holdings Inc. was in compliance with these covenants as of December 31, 2003. The future availability of borrowings under the line of credit is dependent upon SBI Holdings Inc. meeting the quarterly restrictive covenants.

(8)	Preferred Stock

Series A Mandatorily Redeemable Preferred Stock

      As of December 31, 2002, SBI Holdings Inc.’s outstanding Series A preferred stock was mandatorily redeemable and carried no voting rights. In 2003, the holders of the Series A preferred stock converted their shares to Series B convertible preferred stock. The Series A preferred shareholders were entitled to cumulative preferred dividends of 16%, compounded annually, payable quarterly on January 15, April 15, July 15, and October 15, in the form of either cash or additional preferred stock at a rate of 0.01 shares for each $1.00 of dividends. During the years ended December 31, 2002 and 2001, SBI Holdings Inc. paid dividends of $626 and $731 in the form of 6,270 and 7,310 additional shares of Series A preferred stock, respectively. No dividends were paid or declared during the year ended December 31, 2003. The Series A preferred stock was required to be redeemed at $100 per share, plus unpaid and accumulated dividends on June 26, 2008.

Series B Convertible Preferred Stock

      The Series B convertible preferred stock ranks junior to hereafter issued Series A preferred stock, both as to payment of dividends and as to distribution of assets upon liquidation. Shares of Series B convertible preferred stock rank senior to SBI Holdings Inc.’s common stock as to distribution of assets upon liquidation and rank pari passu with SBI Holdings Inc.’s common stock as to payment of dividends. The Series B convertible preferred stock has both optional and automatic conversion features into shares of SBI Holdings Inc.’s common stock. The conversion price for the Series B convertible preferred stock is initially $1.00 with each Series B convertible preferred share being convertible into one common share. The conversion price may be adjusted from time to time for stock splits, stock dividends, and other common stock adjustments and distributions.

      The holders of the Series B convertible preferred stock are entitled to vote equally with the shares of the holders of the common stock of SBI Holdings Inc. Until the occurrence of an initial public offering (IPO), the holders of the Series B convertible preferred stock also have approval and consent rights with respect to major corporate actions, including payment of dividends and other restricted payments, acquisitions, incurrence of indebtedness, amendment to the Articles of Incorporation, and issuance of equity instruments.

      SBI Holdings Inc. entered into an Exchange Agreement dated April 7, 2003 with a shareholder (Shareholder Agreement) who is a member of SBI Holdings Inc.’s board of directors. In accordance with the Shareholder Agreement, the shareholder agreed to exchange 2,000,000 shares of SBI Holdings Inc.’s common stock in consideration for the issuance by SBI Holdings Inc. of an aggregate of 2,000,000 shares of Series B convertible preferred stock.

      On August 28, 2003, 8,000,000 shares of Series B convertible preferred stock were issued to SBI Holdings Inc.’s majority shareholder for $4,000 in cash. The proceeds were used to fund acquisitions and for general working capital purposes.

      As of December 31, 2003, 107,685,360 shares of Series B convertible preferred stock were outstanding.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(9)	Common Stock

      The articles of incorporation of SBI Holdings Inc. authorize the issuance of up to 300,000,000 shares of no par value common stock. As of December 31, 2003 and 2002, 13,267,781 and 15,267,781, respectively, shares of SBI Holdings Inc. common stock were outstanding, net of shares held in treasury. Common stock equivalents at December 31, 2003 consist of 107,685,360 shares issuable upon the conversion of Series B Preferred Stock (see note 8), 39,546,069 shares issuable upon the exercise of warrants (see note 10), and 22,131,850 shares issuable upon the exercise of stock options, of which 12,040,450 were exercisable as of December 31, 2003.

(10)	Warrants to Purchase Common Stock

      As of December 31, 2002 and 2001, SBI Holdings Inc. had a tranche of warrants outstanding to purchase 6,533,691 and 7,259,659 shares of its common stock, respectively. The warrants were exercisable at $4.074 per warrant in either cash or the exchange of senior redemption notes at any time at the option of the holder through the expiration date of June 16, 2008. During the year ended December 31, 2003, the warrant holders converted their warrants into shares of Series B convertible preferred stock (see note 8).

      During the year ended December 31, 2000, SBI Holdings Inc. granted Cerberus Capital Management, L.P. (Cerberus), an affiliate of SBI Holdings Inc.’s majority shareholder, a warrant to purchase 900,000 shares of SBI Holdings Inc.’s common stock at an exercise price of $4.00 per share in connection with a marketing agreement. During the year ended December 31, 2003, the warrant holders converted their warrants into shares of Series B convertible preferred stock (see note 8). During the year ended December 31, 2002, SBI Holdings Inc. granted warrants to its majority shareholder to purchase 39,546,069 shares of SBI Holdings Inc.’s common stock at an initial exercise price of $1.00 per share in connection with debt financing to fund the acquisitions of Lante, Scient, and Razorfish. Warrants to purchase 13,182,023 shares were issued in connection with the financing of each of the three acquisitions (a total of 39,546,069 shares). The aggregate value of the warrants of $10,600 was determined by allocating the fair values of the respective debt instruments and warrants on a pro rata basis. The fair values of the warrants issued were determined utilizing the Black-Scholes option pricing model on the issuance dates. The warrants are exercisable at any time and from time to time prior to either the eighth or tenth anniversary of the date of issuance at the then warrant exercise price (i.e., the exercise price may be adjusted for various reasons such as the issuance of additional shares of common stock without consideration or for a consideration per share less than the current exercise price). Warrant holders receive weighted average antidilution protection for issuances below fair market value or the exercise price and other customary antidilution protection, capitalization and change of control protections and demand and piggyback registration rights. The warrant exercise price may be paid in cash or via cashless exercise. One-third of the warrants expire on each of July 29, 2010, September 6, 2012, and December 31, 2012.

(11)	Stock-Based Compensation Plan

      SBI Holdings Inc. has in place the 1998 Stock Option Plan (the Plan) to provide incentives to eligible employees and directors. Under the Plan, the board of directors is authorized to grant options to purchase up to 33,000,000 shares of common stock to eligible individuals. The board of directors is also authorized to specify the terms and conditions of each option granted, including the number of shares, the exercise price, the vesting provisions, and the option term.

      A summary of stock option activity for all SBI Holdings Inc. option grants is presented below (including those for SBI.Razorfish employees): The acquirer of the SBI.Razorfish business unit (see note 16) is expected to compensate all SBI Holdings Inc. and subsidiaries’ employees for “in-the-money” outstanding

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

stock options held by them as of the acquisition date. Information in the tables below presents options for all of SBI Holdings Inc. employees and for only those employees working in the SBI.Razorfish business unit.

	SBI.Razorfish		Total SBI Holdings Inc.

		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	per Share	Options	per Share

Outstanding, December 31, 2000	489,000	$1.54	3,173,750	$3.16
Granted	1,827,000	1.65	3,292,900	1.51
Exercised	—	—	(40,625)	1.49
Forfeited	(225,000)	1.00	(1,006,875)	3.62

Outstanding, December 31, 2001	2,091,000	1.69	5,419,150	2.22
Granted	15,000	1.00	85,000	1.00
Exercised	(75,000)	1.00	(125,750)	0.62
Forfeited	(397,000)	1.00	(1,117,650)	2.21

Outstanding, December 31, 2002	1,634,000	1.89	4,260,750	2.24
Granted	17,925,000	1.00	20,867,000	1.00
Exercised	—	—	—	—
Forfeited	(720,750)	1.00	(2,995,900)	2.06

Outstanding, December 31, 2003	18,838,250	1.08	22,131,850	1.10

      The following table summarizes information about the total options outstanding and options exercisable at December 31, 2003:

	SBI.Razorfish			Total SBI Holdings Inc.

			Weighted			Weighted
			Average			Average
			Remaining			Remaining
Option Price	Options	Options	Contractual	Options	Options	Contractual
per Share	Outstanding	Exercisable	Life	Outstanding	Exercisable	Life

$1.00	18,085,000	10,130,000	9.8	20,943,100	11,108,575	8.9
1.10	315,000	315,000	5.4	485,000	485,000	5.4
4.00	30,250	30,250	6.0	61,250	61,250	6.0
4.25	408,000	214,750	7.0	642,500	385,625	7.0

	18,838,250	10,690,000		22,131,850	12,040,450

      The weighted average fair value of options granted during 2003, 2002, and 2001 was $0.11, $0.16, and $0.14, respectively, for both SBI.Razorfish and total SBI Holdings Inc. The fair market value of the stock options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants during the years ended December 31, 2003, 2002, and 2001; risk-free interest rates of 2.76%, 4.36%, and 4.60%, respectively; expected dividend yields of 0%; expected volatility factors of 0%; and expected exercise lives of four years.

(12)	Income Taxes

      As a carved-out business unit of SBI Holdings Inc., SBI.Razorfish does not file separate income tax returns, but rather is included as part of the various income tax returns filed by SBI Holdings Inc. and subsidiaries. For presentation purposes within these combined financial statements, SBI.Razorfish’s income

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

tax provision was computed as if it were a separate company. All deferred income tax assets and liabilities, including net operating loss carryforwards, presented herein are shown as if the carved-out business unit had existed as a separate company. The availability to a particular entity of actual deferred income tax assets and liabilities, including net operating loss carryforwards and other income tax attributes, will be dependent upon the nature of any transaction separating the carved-out business unit from the SBI consolidated group, and the resulting income tax treatment may vary significantly from this presentation.

      The provision (benefit) for income taxes is comprised of the following components for the years ended December 31, 2003, 2002, and 2001:

	2003	2002	2001

Current tax provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	13	—	—

	13	—	—

Deferred income tax provision (benefit):
Federal	184	(234)	(812)
State	28	(36)	(126)
Foreign	—	—	—

	212	(270)	(938)

Change in valuation allowance	(212)	270	938

Provision (benefit) for income taxes	$13	$—	$—

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002

Deferred income tax assets:
Intangible assets amortization	$7,939	$—
Net operating loss carryforwards	3,744	1,297
Accrued liabilities	3,290	3,591
Property and equipment	1,314	981
Accrued interest	1,865	1,865
Bad debt reserves	307	23
Charitable contribution carryforward	3	2
Start up costs	—	9
Deferred compensation	87	62

Total deferred income tax assets	18,549	7,830
Valuation allowance	(18,549)	(7,301)

Net deferred income tax assets	—	529

Deferred income tax liabilities:
Intangible assets	—	(529)

Total deferred income tax liabilities	—	(529)

Net deferred income tax liabilities	$—	$—

      Based upon SBI.Razorfish’s net losses since inception, management believes that it is more likely than not that SBI.Razorfish will not realize the benefit of the majority of the deferred income tax assets in the future. Consequently, SBI.Razorfish established valuation allowances of $18,549 and $7,301 as of December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company has generated net operating loss carryforwards of $10,037, which, if SBI.Razorfish filed its own tax return, would expire from 2018 to 2023. The net operating loss carryforwards generated by SBI.Razorfish would also be restricted as to their utilization by Section 382 of the Internal Revenue Code if ownership changes have taken place or will take place in the future. A portion of the Company’s net operating losses were acquired through the acquisition of subsidiaries and are further limited as to their utilization by Section 382 of the Internal Revenue Code. Management has provided valuation allowances on portions of the deferred income tax assets arising from SBI.Razorfish’s business combinations. The valuation allowances established in connection with purchase accounting are not recorded through the provision for income taxes, but rather as an increase to goodwill. During the years ended December 31, 2003, 2002, and 2001, net deferred income tax assets of $11,460, $3,584, and $0, respectively, and corresponding valuation allowances were recorded in connection with accounting for business combinations.

(13)	Commitments and Contingencies

(a)	Legal Matters

      In June 2001, Razorfish, Inc. (acquired by SBI Holdings Inc. on January  22, 2003 — see note 3) was named as a defendant in a securities class action filed in United States District Court for the Southern District of New York related to its IPO in March 2000. The lawsuit also named certain of the underwriters of the IPO as well as certain officers and directors as defendants.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are now included in a single coordinated proceeding in the Southern District of New York (the IPO Litigations). The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of issuer’s stock. An amended complaint was filed April 19, 2002. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

      On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Litigations. On July 15, Razorfish, Inc., along with other nonunderwriter defendants in the coordinated cases, also moved to dismiss the litigation. On February 19, 2003, the Court ruled on the motions.

      The Court denied Razorfish, Inc.’s motion to dismiss the claims against it under Rule 10b-5. The motions to dismiss the claims under Section 11 of the Securities Act were also denied. The Court granted the motion to dismiss the Rule 10b-5 claims as to the individual defendants.

      Razorfish, Inc. has approved a Memorandum of Understanding (MOU) and related agreements, which set forth the terms of the settlement agreement between the issuer, the plaintiff class, and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement contemplated by the MOU provides for a release of Razorfish, Inc. and the individual defendants for the conduct alleged in the action to be wrongful. The issuers would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the issuers may have against its underwriters. It is anticipated that any potential financial obligation of Razorfish, Inc. to plaintiffs pursuant to the terms of the MOU and related agreements will be covered by existing insurance. Management believes, after consultation with legal counsel, a material adverse resolution to SBI.Razorfish or SBI Holdings Inc. is remote. No liability has been accrued in the accompanying combined financial statements related to this matter.

      Additionally, SBI.Razorfish is the subject of certain other legal actions, which it considers routine to its business activities. Certain of these matters of litigation are carryover issues related to entities acquired by SBI Holdings Inc. in recent years and are part of the SBI.Razorfish business unit. Management, after consultation with legal counsel, believes that the ultimate resolution of these legal actions will not materially affect SBI.Razorfish’s combined financial position, results of operations, or liquidity beyond amounts accrued for in the accompanying combined financial statements. However, there can be no assurance that SBI.Razorfish’s analyses and estimates related to these matters of litigation will prove accurate and any required adjustments to the combined financial statements may have a material adverse impact on SBI.Razorfish’s business.

(b)	Leases

      SBI.Razorfish leases office space and equipment under long-term noncancelable operating lease agreements and certain equipment under capital leases with remaining terms in excess of one year. Rent expense for the periods ended December 31, 2003, 2002, and 2001 was $4,441, $1,965, and $966, respectively.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The future minimum annual lease payments are as follows as of December 31, 2003:

		Operating
	Capital Lease	Lease
	Obligations	Obligations

Year ending December 31:
2004	$109	$5,766
2005	109	3,501
2006	65	2,835
2007	—	2,070
2008	—	913
Thereafter	—	857

	283	$15,942

Less amount representing interest	(18)

Present value of minimum lease payments	265
Less current portion	(99)

	$166

      SBI.Razorfish has subleased certain of its leased office properties to third parties. The future minimum annual sublease payments to be received by SBI.Razorfish are as follows as of December 31, 2003:

Operating
Sublease
Receipts

Year ending December 31:
2004	$578
2005	597
2006	308
2007	150
2008	118
2009	108

$1,859

      In connection with certain operating leases for office space, as of December 31, 2003, SBI.Razorfish was obligated to maintain open letters of credit in the amount of $522, which reduces the availability under the revolving line of credit (see note 7).

(c)	Employment Contracts

      SBI.Razorfish has entered into employment contracts with four key officers and employees with terms of one to three years. The contracts cover collective annual salaries totaling $1,360. Bonuses to these individuals are contingent upon specified results of operations or are made at the discretion of the board of directors. The employment contracts have customary provisions for other benefits and also include noncompetition clauses. Three of the employment contracts have change in control provisions that trigger severance payments totaling $1,970 to be paid at the time of change in control.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(14)	Additional Related Party Transactions

      In addition to the related party debt discussed in note 6, SBI.Razorfish has the following related party transactions.

      SBI.Razorfish utilizes the services of a law firm, a partner of which is related to a member of the SBI Holdings Inc. board of directors and holds a less than 1% interest in the outstanding stock of SBI Holdings Inc. During the years ended December 31, 2003, 2002, and 2001, SBI.Razorfish paid $247, $161, and $145, respectively, to the law firm for services rendered.

      In October 2002, SBI Holdings Inc. sold 2,000,000 shares of common stock to a shareholder and member of the board of directors of SBI Holdings Inc. at a purchase price of $1.00 per share, the fair value of the common stock on that date. Subsequent to December 31, 2002, the shareholder exchanged the common stock for Series B convertible preferred stock (see note 8).

(15)	Employee Benefit Plan

      The SBI Holdings Inc. 401(k) Retirement Savings Plan (the 401(k) Plan) is provided for all eligible employees. Employees may make contributions to the 401(k) Plan, a portion of which is matched by contributions from SBI.Razorfish. SBI.Razorfish contributed $767, $210, and $126 to the 401(k) Plan during the years ended December 31, 2003, 2002, and 2001, respectively. SBI.Razorfish contributed $57 to the Lante 401(k) Plan during the year ended December 31, 2002, which plan was subsequently merged into the 401(k) Plan. As a result of the acquisition of Razorfish on January 22, 2003 (see note 3), the SBI.Razorfish contributed $17 to the Razorfish 401(k) Plan during 2003.

(16)	Subsequent Events

(a)	Stock Option Grants

      Subsequent to December 31, 2003, SBI Holdings Inc. granted to SBI.Razorfish officers and employees options to purchase a total of 1,525,000 shares of SBI Holdings Inc.’s common stock at a price of $1.10 per share, the fair market value of the common stock on the grant date as determined by SBI Holdings Inc.’s board of directors.

(b)	Potential Disposition

      Subsequent to December 31, 2003, SBI Holdings Inc. has entered into a definitive proposal agreement with a company to merge SBI.Razorfish into that company. This is expected to be accomplished by spinning off the Company’s non-SBI.Razorfish business units to a new entity and merging SBI Holdings Inc. and subsidiaries into a subsidiary of the acquirer company. This transaction is expected to close in 2004.

(c)	Lease Liability Extinguishment

      Subsequent to December 31, 2003, the Company amended the terms of its Chicago (Lante) office lease to reduce a portion of the leased space and to extend the term for the remainder of the space. SBI Group Inc. replaced Lante as the tenant under the lease. The effect of the amendment resulted in a reduction in goodwill and accrued lease liability of $2,129, which accounts were established in connection with the Lante acquisition in September 2002.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED BALANCE SHEET

June 30, 2004

(Dollars in thousands)
(Unaudited)
ASSETS
Current assets:
Cash	$456
Accounts receivable, net of allowance for doubtful accounts of $420	26,208
Other current assets	275

Total current assets	26,939
Property and equipment, net of accumulated depreciation of $4,542	3,079
Definite-lived intangible assets, net of accumulated amortization of $3,881	122
Goodwill	15,528
Other assets	394

$46,062

LIABILITIES AND BUSINESS UNITY EQUITY
Current liabilities:
Line of credit and bank overdraft	$5,651
Bank debt	568
Current portion of related party debt	425
Current portion of capital lease obligations	101
Accounts payable	2,924
Current portion of accrued liabilities	8,267
Deferred revenues	1,717
Current portion of accrued related party interest payable	11

Total current liabilities	19,664
Related party debt, net of discount $321 and current portion	5,241
Capital lease obligations, net of current portion	116
Accrued liabilities, net of current portion	3,768
Accrued related party interest payable, net of current portion	137

Total liabilities	28,926
Commitments and contingencies (notes 3, 6, 7, 8, 13, and 15)
Business unit equity	17,136

$46,062

See accompanying notes to unaudited combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED STATEMENTS OF OPERATIONS

	Six Months	Six Months
	Ended	Ended
	June 30, 2004	June 30, 2003

	(Dollars in thousands)
	(Unaudited)
Revenues	$49,106	$46,767

Operating expenses:
Project and business development personnel	40,799	39,412
General and administrative	4,283	3,849
Depreciation and amortization	2,108	2,182
Reimbursable project expenses	1,142	1,585
Gain on sale of assets, net	(45)	(42)

Total operating expenses	48,287	46,986

Income (loss) from operations	819	(219)

Other income (expense):
Interest expense	(52)	(805)
Interest income	5	41

Total other expense, net	(47)	(764)

Income (loss) before provision for income taxes and extraordinary item	772	(983)
Provision for income taxes	—	(9)

Income (loss) before extraordinary item	772	(992)
Extraordinary item — negative goodwill	—	189

Net income (loss)	$772	$(803)

See accompanying notes to unaudited combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

COMBINED STATEMENTS OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	June 30, 2004	June 30, 2003

	(Dollars in thousands)

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$772	$(803)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,108	2,182
Amortization of deferred financing costs and accretion of loan discounts	36	37
Amortization of deferred compensation and stock compensation expense	81	34
Extraordinary item — negative goodwill	—	(189)
Gain on sale of property and equipment	(45)	(42)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(5,302)	(3,033)
Other current assets	1,719	(326)
Other assets	44	14
Accounts payable and accrued liabilities	(1,535)	(11,048)
Accrued related party interest payable	(3)	282
Deferred revenues	(1,270)	1,045

Net cash used in operating activities	(3,395)	(11,847)

Cash flows from investing activities:
Net cash paid for acquisitions	—	(3,535)
Purchase of property and equipment, net of effects of acquisitions	(1,003)	(718)
Proceeds from sale of property and equipment	45	42

Net cash used in investing activities	(958)	(4,211)

Cash flows from financing activities:
Net proceeds from borrowings under line of credit	4,881	—
Bank overdraft	770	3,282
Proceeds from issuance of long-term debt	568
Payments on long-term debt	(425)	(425)
Principal payments on capital lease obligations	(48)	—
Changes in business unit equity	(2,774)	(4,983)
Proceeds from the exercise of stock options	4	—
Restricted cash	—	872

Net cash provided by (used in) by financing activities	2,976	(1,254)

Net decrease in cash	(1,377)	(17,312)
Cash at beginning of period	1,833	18,147

Cash at end of period	$456	$835

Supplemental disclosures of cash flow information:
During the six-month periods ended June 30, 2004 and 2003, SBI.Razorfish paid cash for interest of $222 and $140, respectively
During the six-month periods ended June 30, 2004 and 2003, SBI.Razorfish paid cash for income taxes of $0 and $9, respectively
Supplemental schedule of noncash investing and financing activities:
During the six-month periods ended June 30, 2004 and 2003, SBI Holdings Inc. completed the following significant acquisitions:

In January 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired the capital stock of Razorfish, Inc. In conjunction with the acquisition, the following net liabilities were assumed (see note 3):

Fair value of assets acquired	$20,911
Cash paid net of $5,336 of cash acquired	(3,535)

Liabilities assumed	$17,376

In July 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired certain assets of Leapnet Partners LLC. As of June 30, 2004, the acquisition has been accounted for as follows (see note 3):

Fair value of assets acquired	$243
Cash paid	(75)

Accrued earnout consideration	$168

      In April 2004, the Company amended the terms of its Chicago (Lante) office lease to reduce a portion of the leased space and to extend the term for the remainder of the space. SBI Group Inc. replaced Lante as the tenant under the lease. The effect of the amendment resulted in a reduction in goodwill and accrued lease liability of $2,129, which accounts were established in connection with the Lante acquisition in September 2002.

      In April 2003, SBI Holdings Inc. entered into an Exchange Agreement with a shareholder (Shareholder Agreement) who was at the time a member of SBI Holdings Inc.’s board of directors. In accordance with the Shareholder Agreement, the shareholder agreed to exchange 2,000,000 shares of SBI Holdings Inc.’s common stock in consideration for the issuance by SBI Holdings Inc. of an aggregate of 2,000,000 shares of Series B convertible preferred stock (see note 8).

      In June 2003, a seller contingent note of $1,000 due to a shareholder was cancelled in exchange for (1) a new unsecured promissory note in the principal amount of $262 with interest at 7.5%, interest and principal due September 30, 2005, and (2) an aggregate of 250,000 shares of Series B Convertible Preferred Stock of SBI Holdings Inc., at a value of $1.00 per share. The difference between the face amount of the original note and the settlement amount was recorded as a reduction of goodwill related to the Scient acquisition (see note 6).

See accompanying notes to unaudited combined financial statements.

SBI.RAZORFISH

(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)
(Unaudited)

(1)	Description of Business and Nature of Operations

      The accompanying unaudited combined financial statements are a presentation of the carved-out business unit financial position, results of operations, and cash flows of SBI.Razorfish (also referred to as the Company). SBI.Razorfish is comprised of SBI Holdings Inc. and that portion of its subsidiaries’ operations (including SBI Group Inc. and Razorfish, Inc.) that provide interactive consulting services to its customers. Collectively, these operations constitute the business unit known as SBI.Razorfish. SBI.Razorfish provides interactive consulting services through the delivery of integrated, interactive marketing solutions to its customers. SBI.Razorfish’s service delivery combines agency creativity with Internet technology expertise to build systems and develop campaigns and programs that help its customers add new customers, increase revenues, and facilitate employees and business partners to make better decisions. This is accomplished by applying a user-centered, insight-driven approach to designing customer solutions. SBI.Razorfish solutions include strategy and planning services, communication services, transaction enablement services, analytics and optimization services, and operational enablement and improvement services. SBI.Razorfish provides its services to many of the Fortune 1000 companies in a variety of industries including financial services, retail, technology, consumer products, pharmaceuticals, travel and leisure, and telecommunications.

      SBI.Razorfish operations are organized into three divisions; (1) West Division — based in San Francisco with satellite offices in Los Angeles, Portland, and Seattle, (2) Central Division — based in Chicago, and (3) East Division — based in New York City with satellite offices in Boston, Washington, D.C., Atlanta, and Ft. Lauderdale. SBI.Razorfish employed approximately 500 professionals as of June 30, 2004.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Combination

      The accompanying combined financial statements present the combined financial position, results of operations, and cash flows of SBI.Razorfish. All significant intercompany transactions and balances have been eliminated.

      The combined financial statements include the accounts specifically attributed to SBI.Razorfish and allocations of expenses related to shared services and administrative functions incurred at the corporate and division operating levels of SBI Holdings Inc.

(b)	Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain of those key estimates include allowances for doubtful accounts, allowances for realizability of deferred income tax assets, accruals for matters of litigation and self-insurance, realization of carrying values and useful lives of long-lived tangible and intangible assets, allocation methodology used in preparing carved-out financial statements, and percentage of completion on fixed fee revenue contracts. Differences in these estimates and the ultimate actual results could be material to SBI.Razorfish’s combined financial position and results of operations.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(c)	Cash

      As of June 30, 2004, SBI.Razorfish had demand deposits at various U.S. banks in excess of the $100 limit for insurance by the Federal Deposit Insurance Corporation. SBI.Razorfish’s cash as of June 30, 2004 may not be representative of an independent company as SBI.Razorfish’s cash is managed centrally by SBI Holdings Inc. Bank overdrafts of $770 as of June 30, 2004 represent checks that have not yet been presented at the respective bank for payment. Capacity within the Company’s line of credit is sufficient to cover these overdrafts.

(d)	Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment consist of computer and office equipment and furniture and fixtures. Property and equipment are depreciated or amortized over useful lives ranging from two to eight years using the straight-line method. Leasehold improvements are amortized over the shorter of the respective lease terms or their useful lives using the straight-line method.

      Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Gains or losses from the sale or retirement of property and equipment are recorded in current operations.

(e)	Goodwill and Other Indefinite-Lived Intangible Assets

      On January 1, 2002, SBI.Razorfish adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The provisions of SFAS No. 142 prohibit the amortization of goodwill and certain intangible assets that are deemed to have indefinite lives. Goodwill and indefinite-lived intangibles are required to be tested at least annually for impairment and written down, if necessary.

      The goodwill and other intangible assets recorded in the accompanying combined balance sheet as of June 30, 2004 were acquired in connection with the acquisitions of Razorfish, Inc., Leapnet Partners LLC, Lante Corporation, and Xcelerate Corp. See note 4 for further information regarding SBI.Razorfish’s goodwill and other intangible assets.

      Subsequent to December 31, 2002, but within one year of the date of acquisition (September 30, 2002), the Company finalized its purchase accounting for Scient Inc. and Scient UK Ltd. The net effect of these subsequent adjustments resulted in $189 of negative goodwill, which in accordance with SFAS No. 141, Business Combinations, was recognized as an extraordinary item in the accompanying June 30, 2003 combined statement of operations.

(f)	Long-Lived Assets

      Intangible assets determined to have definite lives continue to be amortized over their useful lives. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of, if any, are separately presented in the combined balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Definite-lived

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

intangible assets, consisting of customer relationships, are amortized using the straight-line method over estimated useful lives of 18 months.

(g)	Business Unit Equity and Allocation of Expenses

      Business unit equity includes the equity of SBI Holdings Inc. as adjusted for investments in and receivables/ payables between operations that are not part of the carved-out SBI.Razorfish business unit.

      SBI.Razorfish and other SBI Holdings Inc. operating divisions perform certain administrative functions at the respective division level. These administrative expenses are included in project and business development personnel expenses in the accompanying combined statements of operations. SBI Holdings Inc. did not historically allocate corporate overhead expenses to its operating divisions; however, an allocation of those expenses has been included as general and administrative expenses in the accompanying combined statements of operations. The allocation of corporate overhead expenses to the carved-out SBI.Razorfish business unit represents management’s estimate of that business unit’s usage of corporate functions such as human resources, accounting, legal, treasury, information technology support, and general administration. These estimates and corresponding allocations have been made primarily based on SBI.Razorfish revenue as a percentage of total SBI Holdings Inc. and subsidiaries revenue, and to a lesser extent, when appropriate, based on the percentage of personnel headcount at SBI.Razorfish as compared to the total SBI Holdings Inc. and subsidiaries headcount.

(h)	Revenue Recognition

      Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the service has occurred, the price to the customer is fixed or determinable, and collectibility is reasonably assured.

      Revenues derived from fixed-fee consulting contracts are recognized as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs and milestone outputs, as applicable. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be greater than or less than the revenues recognized and are recorded as either revenues in excess of billings (an asset) or billings in excess of revenues (a liability) in the accompanying combined financial statements. As of June 30, 2004, revenues in excess of billings totaled $5,544, and are included in accounts receivable in the accompanying combined balance sheet. As of June 30, 2004, billings in excess of revenues totaled $1,717 and are included in deferred revenues in the accompanying combined balance sheet.

      Revenues derived from time and materials consulting contracts are recognized as the services are performed.

      All reimbursable project expenses billed to customers are recorded as a component of revenues. All reimbursable project costs incurred are recorded as a component of operating expenses. Reimbursable project expenses for the six months ended June 30, 2004 and 2003 totaled $1,142 and $1,585, respectively.

(i)	Income Taxes

      As a carved-out business unit of SBI Holdings Inc., SBI.Razorfish does not file separate income tax returns, but rather is included as part of the various income tax returns filed by SBI Holdings Inc. and subsidiaries. For presentation purposes within these combined financial statements, SBI.Razorfish’s income tax provision was computed as if it were a separate company. The provision for foreign taxes is based upon the effective tax rate in the country where the earnings were recorded. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in operations in the period that includes the enactment date.

(j)	Concentration of Credit Risk, Allowance for Doubtful Accounts Receivable, and Significant Customers

      Financial instruments that potentially subject SBI.Razorfish to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, SBI.Razorfish provides credit terms to its customers and requires no collateral. No one customer accounted for greater than 10% of SBI.Razorfish’s net accounts receivable as of June 30, 2004. One customer accounted for 10.6% of SBI.Razorfish’s revenues for the six months ended June 30, 2004. No customers accounted for greater than 10% of SBI.Razorfish’s revenues for the six months ended June 30, 2003. Less than 1% of SBI.Razorfish’s revenues were sourced outside of the United States during the six months ended June 30, 2004 and 2003.

      SBI.Razorfish records its trade receivables at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency, disputes, or other issues. The amounts of the specific reserves are estimated by management based on the following assumptions and variables: customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories. In addition to the specific reserves, management establishes a nonspecific allowance for doubtful accounts based on the aging of those accounts and historical experience. The allowance for doubtful accounts is charged with the write-off of uncollectible customer accounts.

(k)	Advertising Costs

      Advertising costs are expensed as the advertising takes place. Advertising expenses were $429 and $165 for the six months ended June 30, 2004 and 2003, respectively, and are included in general and administrative and project and business development personnel expenses in the accompanying combined statements of operations.

(l)	Stock-Based Compensation

      SBI Holdings Inc. accounts for stock-based compensation and awards to employees and directors using the intrinsic-value method as outlined in Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Under the intrinsic-value method, compensation expense is recognized if an option’s exercise price is below the fair value of the underlying common stock at the date of grant. Deferred compensation related to stock option issuances is amortized over the vesting term of the related options. During the six-month periods ended June 30, 2004 and 2003, compensation expense of $81 and $34, respectively, was recognized related to stock options and classified as general and administrative expense in the accompanying combined statements of operations.

      SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) as if SBI.Razorfish had accounted for stock options granted under the fair-value method. The fair value of the stock options is estimated on the date of grant using the Black-Scholes option-pricing model. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the vesting periods of the respective stock options using the straight-line method. The following table includes the pro forma disclosure and the related impact on the SBI.Razorfish net income (loss) for the six months ended

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

June 30, 2004 and 2003 as if SBI.Razorfish had recorded compensation expense for the fair value of stock options awarded to SBI.Razorfish employees:

	June 30,	June 30,
	2004	2003

Net income (loss) as reported	$772	$(803)
Add stock-based employee compensation expense included in reported net income (loss), net of related tax effects	34	34
Deduct total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(319)	(290)

Pro forma net income (loss)	$487	$(1,059)

(m)	Recent Accounting Pronouncements

      In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. FIN 46R replaces Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. Companies are required to apply FIN 46R to variable interests in Variable Interest Entities (VIEs) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet, and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interests of the VIE. Management does not expect the adoption of FIN 46R to have a significant impact on SBI.Razorfish’s financial position or results of operations.

      SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 also includes required disclosures for financial instruments within its scope. SFAS No. 150 was effective for instruments entered into or modified after May 31, 2003 and otherwise is effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS No. 150 will be effective for SBI.Razorfish on January 1, 2005. SBI.Razorfish currently does not have any financial instruments that are within the scope of SFAS No. 150. Management does not expect the adoption of SFAS No. 150 to have a significant impact on SBI.Razorfish’s financial position or results of operations.

(n)	Comprehensive Income (Loss)

      For the six months ended June 30, 2004 and 2003, comprehensive income (loss) was equal to the net income (loss) presented in the accompanying combined statements of operations.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(3)	Acquisitions

(a)	Razorfish, Inc.

      On January 22, 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) acquired 100% of the outstanding capital stock of Razorfish, Inc. (Razorfish) for $8,871 in cash. In accordance with purchase accounting, the results of Razorfish’s operations since the acquisition date have been included in the accompanying combined statements of operations. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired of $13,086 was recorded as goodwill. The allocation of the purchase price was based on the estimated fair value of the underlying net assets acquired. Goodwill originating from the Razorfish acquisition is not deductible for tax purposes.

      In connection with the acquisition of Razorfish and in accordance with Emerging Issues Task Force Issue (EITF) 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (EITF 95-3), SBI.Razorfish formulated a plan to exit certain leased office space previously used by Razorfish and to terminate ten former Razorfish employees. Accordingly, as part of the purchase accounting, SBI.Razorfish recorded an accrual of $1,795 to exit the leased office space and $2,453 for severance costs. The lease-related accrual represents the difference between base rental charges of $2,571 and the offsetting expected sublease revenues of $776. In October 2003, SBI.Razorfish exited another existing lease and determined to re-enter the space previously identified in the exit plan. Accordingly, the remaining leased office space accrual was removed and goodwill reduced. With respect to the severance accrual, all of the affected employees were terminated and most were paid their severance during 2003. The remaining severance accrual of $117 was paid during the six months ended June 30, 2004. During the six months ended June 30, 2004, an income tax receivable of $117 was recorded, legal accruals totaling $626 were removed, and goodwill was reduced by $743.

      The initial cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Cash	$5,336
Accounts receivable	4,205
Other current assets	222
Property and equipment	951
Definite-lived intangibles-customer relationships	2,200
Other assets	247
Accounts payable and accrued liabilities	(17,088)
Deferred revenue related to in-process contracts	(288)
Goodwill	13,086

$8,871

(b)	Leapnet Partners LLC

      On July 31, 2003, SBI Holdings Inc. (through its wholly owned subsidiary, SBI Group Inc.) entered into an agreement to acquire certain assets of Leapnet Partners LLC (Leapnet). SBI Holdings Inc. agreed to purchase property and equipment for $28, which was its fair value, and agreed to pay additional contingent purchase consideration (described below) for the net assets acquired. SBI Holdings Inc. made an initial payment of $75 in cash at closing. This payment was for the property and equipment and a down payment towards expected contingent purchase consideration that may be paid in the future. In accordance with

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

purchase accounting, the results of Leapnet’s operations since the acquisition date have been included in the accompanying combined statements of operations.

      The Leapnet purchase agreement provides for contingent purchase price adjustments based upon the achievement of specified financial goals during the first 12 months subsequent to the acquisition. If such goals are met, SBI.Razorfish is obligated to pay 10% of the related revenue to the former shareholders. As there is no continuing involvement of the former shareholders in the Leapnet operations and there are no employment agreements in existence, this contingent consideration is recorded as an addition to the purchase price at the time the contingency is resolved and the consideration is issued or becomes issuable. During the six months ended June 30, 2004, $86 was recorded as additional contingent consideration. The total purchase price recorded as of June 30, 2004 is based on the milestones that have been met related to this provision. As of June 30, 2004, the excess of the purchase price paid over the fair value of the net identifiable assets acquired of $213 has been recorded as goodwill. Goodwill originating from the acquisition of Leapnet is deductible for tax purposes on a straight-line basis over 15 years.

      The cost of the acquisition through June 30, 2004 was allocated to the assets acquired and liabilities assumed based on their fair values as follows:

Property and equipment	$28
Goodwill	215

$243

(4)	Goodwill and Other Intangible Assets

Goodwill

      The reporting provisions of SFAS No. 141 require all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 established criteria for the separate recognition of intangible assets acquired in a business combination. The reporting provisions of SFAS No. 142 prohibit the amortization of goodwill and certain intangible assets that are deemed to have indefinite lives and require such assets to be tested for impairment at least annually and written down to fair value, if necessary.

      The goodwill recorded in the accompanying combined balance sheet as of June 30, 2004 was acquired in connection with the acquisitions of Razorfish Inc., Leapnet Partners LLC, Lante Corporation, and Xcelerate Corp. The Company performed the annual impairment assessment required by SFAS No. 142 as of December 31, 2003. The valuation process identified the SBI.Razorfish operating business unit’s assets and then determined the fair market value of those assets using a discounted cash flow model. Goodwill related to the SBI.Razorfish business unit was not impaired because the fair values of those operating assets exceeded their carrying amounts at the measurement dates.

      During the six months ended June 30, 2004, the Company amended the terms of its Chicago (Lante) office lease to reduce a portion of the leased space and to extend the term for the remainder of the space. SBI Group Inc. replaced Lante as the tenant under the lease. In accordance with EITF No. 95-3, the effect of the amendment was recorded as a reduction in goodwill and accrued lease liability of $2,129, which accounts were established in connection with the Lante acquisition in September 2002.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Intangible Assets

      As of June 30, 2004, definite-lived intangible assets consist of customer relationship assets as follows:

Gross carrying amount	$4,003
Less accumulated amortization	(3,881)

$122

      Amortization expense related to definite-lived intangible assets totaled $935 and $1,212 for the six-month periods ended June 30, 2004 and 2003, respectively. Estimated amortization expense for the full year ending December 31, 2004 is expected to be $1,057 and none thereafter, as all definite-lived intangible assets will have become fully amortized.

(5)	Property and Equipment

        Property and equipment consist of the following as of June 30, 2004:

Equipment and fixtures	$6,036
Leasehold improvements	1,585

7,621
Less accumulated depreciation and amortization	(4,542)

$3,079

      Property and equipment are pledged as collateral for borrowings under credit agreements with a bank (see note 7).

      SBI.Razorfish is obligated under capital leases covering certain computer and office equipment (see note 13). As of June 30, 2004, the property and equipment recorded under capital leases were as follows:

Equipment and fixtures	$326
Less accumulated depreciation and amortization	(91)

$235

(6)	Related Party Debt

        Related party debt consists of the following as of June 30, 2004:

Exchange senior note due to an investor, unsecured, face value of $3,000, with remaining discount of $321, accreting to face value, interest compounded annually at LIBOR plus 1.25% (2.85% at June 30, 2004, adjusted annually) due June 15, 2008.	$2,679
Seller subordinated notes due to shareholders, unsecured, interest from 7.50% to 12.00% payable quarterly or bi-annually, principal payment of $425 due January 2, 2005 and principal payment of $2,300 due September 30, 2005.	2,725
Seller contingent note due to a shareholder, unsecured, interest at 7.50%, interest and principal due September 30, 2005.	262

Subtotal	5,666
Less current portion	(425)

$5,241

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Future maturities of long-term debt, net of discounts, are as follows as of June 30, 2004:

Year ending December 31:
2004 (remainder of the year)	$—
2005	2,987
2006	—
2007	—
2008	2,679

$5,666

      SBI Holdings Inc. entered into an Exchange and Recapitalization Agreement (the Madeleine Exchange Agreement) dated as of December 30, 2002 with Madeleine L.L.C., a New York limited liability company (Madeleine), SBI Holdings Inc.’s majority shareholder. In addition to owning shares of SBI Holdings Inc.’s common stock, Madeleine owned shares of SBI Holdings Inc.’s Series A mandatorily redeemable preferred stock, senior redemption premium notes, senior notes, and warrants to purchase common stock (collectively, the Madeleine Exchange Securities). In accordance with the Madeleine Exchange Agreement, Madeleine agreed to exchange the Madeleine Exchange Securities with SBI Holdings Inc. in consideration for the issuance by SBI Holdings Inc. of an aggregate of 94,916,718 shares of Series B convertible preferred stock. The exchange closed on February 14, 2003. The basis for the exchange was the issuance of one share of Series B convertible preferred stock for each dollar of (1) the outstanding principal amount and accrued and unpaid interest (determined through September 30, 2002) on each and every promissory note included in the Madeleine Exchange Securities, and (2) the liquidation preference (determined as of September 30, 2002) of the issued and outstanding shares of Series A mandatorily redeemable preferred stock included in the Madeleine Exchange Securities.

      SBI Holdings Inc. entered into an Exchange and Recapitalization Agreement (the GE Exchange Agreement) dated as of March 10, 2003 with General Electric Capital Corporation (GE). In accordance with the GE Exchange Agreement, GE agreed to exchange the Substitute Senior Note with SBI Holdings Inc. in consideration for the issuance by SBI Holdings Inc. of an aggregate of 2,518,642 shares of Series B convertible preferred stock. The exchange closed on March 31, 2003. The basis for the exchange was the issuance of one share of Series B convertible preferred stock for each dollar of the outstanding principal amount and accrued and unpaid interest (determined through September 30, 2002) on the Substitute Senior Note.

      In accordance with the intent of the Madeleine Exchange Agreement and the GE Exchange Agreement, SBI Holdings Inc. did not accrue any interest or dividends on the Madeleine Exchange Securities or the GE Substitute Senior Note from October 1, 2002 through the dates of the exchanges.

      The Madeleine exchange was accounted for as a capital transaction in accordance with APB No. 26, Early Extinguishment of Debt, because Madeleine owns a controlling interest in SBI Holdings Inc. Under the provisions of APB No. 26, transactions between related parties should be accounted for as capital transactions. The GE exchange was also accounted for in accordance with the provisions of APB No. 26 on a fair-value basis. No gain or loss resulted from the GE exchange as the fair values of the securities exchanged were equal.

      In June 2003, the seller contingent note of $1,000 due to a shareholder was canceled in exchange for (1) a new unsecured promissory note in the principal amount of $262 with interest at 7.50%, interest and principal due September 30, 2005 and (2) an aggregate of 250,000 shares of Series B Convertible Preferred Stock of SBI Holdings Inc., at a value of $1.00 per share. The difference between the face amount of the original note and the settlement amount has been recorded as a reduction of goodwill.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(7)	Bank Borrowings

      On November 29, 2001, SBI Holdings Inc. entered into a revolving line of credit agreement with a bank that provided for maximum borrowings of $5,000. During the first quarter of 2003, the Company was in violation of one of its quarterly debt covenants. The bank waived this violation on April 16, 2003.

      The revolving line of credit agreement was renewed on June 3, 2003. On September 5, 2003, SBI Holdings Inc. entered into a new revolving line of credit agreement with the same bank that provided for maximum borrowings of $7,000. Borrowings under the agreement were secured by essentially all of the assets of SBI Holdings Inc. and subsidiaries and bore interest at the bank’s prime rate (4.00% as of June 30, 2004) plus 0.75%. As of June 30, 2004, SBI Holdings Inc. had borrowed $4,881 under the line of credit; additionally, $772 of the borrowing base had been utilized to cover open letters of credit for lease obligations for certain office space. Under the terms of the 2003 agreement, SBI Holdings Inc. is required to comply with certain restrictive covenants, including minimum earnings before income taxes, depreciation, and amortization (EBITDA) and working capital requirements, as defined. SBI Holdings Inc. was not in compliance with these covenants as of June 30, 2004. The new agreement had a maturity date of August 1, 2004. Borrowings under the line of credit were paid in full on July 27, 2004.

      On February 25, 2004, SBI Holdings Inc. entered into a credit agreement with a bank that provided for maximum borrowings of $825. Borrowings under the agreement were secured by all computer equipment purchased with the loan proceeds and bore interest at the prime rate (4.00% as of June 30, 2004) plus 0.75%. The maturity date for borrowings under this agreement was August 20, 2004. As of June 30, 2004, borrowings under the agreement amounted to $568. Borrowings under this agreement were paid in full on July 27, 2004.

(8)	Preferred Stock

Series A Mandatorily Redeemable Preferred Stock

      In 2003, the holders of the Series A preferred stock converted their shares to Series B convertible preferred stock. The Series A preferred shareholders were entitled to cumulative preferred dividends of 16%, compounded annually, payable quarterly on January 15, April 15, July 15, and October 15, in the form of either cash or additional preferred stock at a rate of 0.01 shares for each $1.00 of dividends. As of June 30, 2004, there were no shares of Series A redeemable preferred stock outstanding.

Series B Convertible Preferred Stock

      The Series B convertible preferred stock ranks junior to hereafter issued Series A preferred stock, both as to payment of dividends and as to distribution of assets upon liquidation. Shares of Series B convertible preferred stock rank senior to SBI Holdings Inc.’s common stock as to distribution of assets upon liquidation and rank pari passu with SBI Holdings Inc.’s common stock as to payment of dividends. The Series B convertible preferred stock has both optional and automatic conversion features into shares of SBI Holdings Inc.’s common stock. The conversion price for the Series B convertible preferred stock is initially $1.00 with each Series B convertible preferred share being convertible into one common share. The conversion price may be adjusted from time to time for stock splits, stock dividends, and other common stock adjustments and distributions.

      The holders of the Series B convertible preferred stock are entitled to vote equally with the shares of the holders of the common stock of SBI Holdings Inc. Until the occurrence of an initial public offering (IPO), the holders of the Series B convertible preferred stock also have approval and consent rights with respect to major corporate actions, including payment of dividends and other restricted payments, acquisitions, incurrence of indebtedness, amendment to the Articles of Incorporation, and issuance of equity instruments.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      SBI Holdings Inc. entered into an Exchange Agreement dated April 7, 2003 with a shareholder (Shareholder Agreement) who was at the time a member of SBI Holdings Inc.’s board of directors. In accordance with the Shareholder Agreement, the shareholder agreed to exchange 2,000,000 shares of SBI Holdings Inc.’s common stock in consideration for the issuance by SBI Holdings Inc. of an aggregate of 2,000,000 shares of Series B convertible preferred stock.

      On August 28, 2003, 8,000,000 shares of Series B convertible preferred stock were issued to SBI Holdings Inc.’s majority shareholder for $4,000 in cash. The proceeds were used to fund acquisitions and for general working capital purposes.

      As of June 30, 2004, 107,685,360 shares of Series B convertible preferred stock were outstanding.

(9)	Common Stock

      The Articles of Incorporation of SBI Holdings Inc. authorize the issuance of up to 300,000,000 shares of no par value common stock. As of June 30, 2004, 13,171,281 shares of SBI Holdings Inc. common stock were outstanding. Common stock equivalents at June 30, 2004 consist of 107,685,360 shares issuable upon the conversion of Series B Preferred Stock (see note 8), 39,546,069 shares issuable upon the exercise of warrants (see note 10), and 23,356,650 shares issuable upon the exercise of stock options, of which 12,538,675 were exercisable as of June 30, 2004. The options and warrants were all exchanged for cash in connection with the Company’s merger with a subsidiary of aQuantive, Inc. on July 27, 2004 (see note 15).

(10)	Warrants to Purchase Common Stock

      During the year ended December 31, 2002, SBI Holdings Inc. granted warrants to its majority shareholder to purchase 39,546,069 shares of SBI Holdings Inc.’s common stock at an initial exercise price of $1.00 per share in connection with debt financing to fund acquisitions. Warrants to purchase 13,182,023 shares were issued in connection with the financing of each of three acquisitions (a total of 39,546,069 shares). The aggregate value of the warrants of $10,600 was determined by allocating the fair values of the respective debt instruments and warrants on a pro rata basis. The fair values of the warrants issued were determined utilizing the Black-Scholes option-pricing model on the issuance dates. The warrants are exercisable at any time and from time to time prior to either the eighth or tenth anniversary of the date of issuance at the then warrant exercise price (i.e., the exercise price may be adjusted for various reasons such as the issuance of additional shares of common stock without consideration or for a consideration per share less than the current exercise price). Warrant holders receive weighted average antidilution protection for issuances below fair market value or the exercise price and other customary antidilution protection, capitalization and change of control protections and demand and piggyback registration rights. The warrant exercise price may be paid in cash or via cashless exercise. One-third of the warrants expire on each of July 29, 2010, September 6, 2012, and December 31, 2012. The options and warrants were all exchanged for cash in connection with the Company’s merger with a subsidiary of aQuantive, Inc. on July 27, 2004 (see note 15).

(11)	Stock-Based Compensation Plan

      SBI Holdings Inc. has in place the 1998 Stock Option Plan (the Plan) to provide incentives to eligible employees and directors. Under the Plan, the board of directors is authorized to grant options to purchase up to 33,000,000 shares of common stock to eligible individuals. The board of directors is also authorized to specify the terms and conditions of each option granted, including the number of shares, the exercise price, the vesting provisions, and the option term.

      During the six months ended June 30, 2004, SBI Holdings Inc. granted to SBI.Razorfish officers and employees options to purchase a total of 1,775,000 shares of SBI Holdings Inc.’s common stock.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A summary of stock option activity for all SBI Holdings Inc. option grants is presented below (including those for SBI.Razorfish employees). Subsequent to June 30, 2004, the acquirer of the SBI.Razorfish business unit (see note 15) agreed to compensate all SBI Holdings Inc. and subsidiaries’ employees for “in-the-money” outstanding stock options held by them as of the acquisition date. Information in the tables below presents options for all of SBI Holdings Inc. employees and for only those employees working in the SBI.Razorfish business unit:

	SBI.Razorfish		Total SBI Holdings Inc.

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	per Share	Options	per Share

Outstanding, December 31, 2003	18,838,250	$1.08	22,131,850	$1.10
Granted	1,775,000	1.09	1,775,000	1.09
Exercised	(3,500)	1.00	(3,500)	1.00
Forfeited	(375,000)	1.01	(546,700)	1.00

Outstanding, June 30, 2004	20,234,750	1.08	23,356,650	1.11

      The following table summarizes information about the total options outstanding and options exercisable as of June 30, 2004:

	SBI.Razorfish			Total SBI Holdings Inc.

			Weighted			Weighted
			Average			Average
Option			Remaining			Remaining
Price	Options	Options	Contractual	Options	Options	Contractual
per Share	Outstanding	Exercisable	Life	Outstanding	Exercisable	Life

$1.00	17,931,500	10,613,500	9.3	20,617,900	11,510,550	8.4
1.10	1,865,000	315,000	8.7	2,035,000	485,000	8.4
4.00	30,250	30,250	5.5	61,250	61,250	5.5
4.25	408,000	306,000	6.5	642,500	481,875	6.5

	20,234,750	11,264,750		23,356,650	12,538,675

      The weighted average fair value of options granted during the six months ended June 30, 2004 was $0.12 for both SBI.Razorfish and total SBI Holdings Inc. The fair market value of the stock options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during the six months ended June 30, 2004; risk-free interest rate of 3.22%; expected dividend yield of 0%; expected volatility factor of 0%; and expected exercise lives of four years. The options all vested in connection with the Company’s merger with a subsidiary of aQuantive, Inc. on July 27, 2004 (see note 15).

(12)	Income Taxes

      As a carved-out business unit of SBI Holdings Inc., SBI.Razorfish does not file separate income tax returns, but rather is included as part of the various income tax returns filed by SBI Holdings Inc. and subsidiaries. For presentation purposes within these combined financial statements, SBI.Razorfish’s income tax provision was computed as if it were a separate company. All deferred income tax assets and liabilities are presented as if the carved-out business unit had existed as a separate company. The availability to a particular entity of actual deferred income tax assets and liabilities, including net operating loss carryforwards and other income tax attributes, will be dependent upon the nature of any transaction separating the carved-out business

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

unit from the SBI consolidated group, and the resulting income tax treatment may vary significantly from this presentation. Based upon SBI.Razorfish’s net losses since inception, management believes that it is more likely than not that SBI.Razorfish will not realize the benefit of the majority of the deferred income tax assets in the future. Consequently, SBI.Razorfish has established valuation allowances for all of its net deferred income tax assets.

(13)	Commitments and Contingencies

(a)	Legal Matters

      In June 2001, Razorfish, Inc. (acquired by SBI Holdings Inc. on January 22, 2003) was named as a defendant in a securities class action filed in United States District Court for the Southern District of New York related to its IPO in March 2000. The lawsuit also named certain of the underwriters of the IPO as well as certain officers and directors as defendants.

      Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are now included in a single coordinated proceeding in the Southern District of New York (the IPO Litigations). The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of the issuer’s stock. An amended complaint was filed April 19, 2002. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

      On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Litigations. On July 15, 2002, Razorfish, Inc., along with other nonunderwriter defendants in the coordinated cases, also moved to dismiss the litigation. On February 19, 2003, the Court ruled on the motions.

      The Court denied Razorfish, Inc.’s motion to dismiss the claims against it under Rule 10b-5. The motions to dismiss the claims under Section 11 of the Securities Act were also denied. The Court granted the motion to dismiss the Rule 10b-5 claims as to the individual defendants.

      Razorfish, Inc. has approved a Memorandum of Understanding (MOU) and related agreements, which set forth the terms of the settlement agreement between the issuer, the plaintiff class, and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement contemplated by the MOU provides for a release of Razorfish, Inc. and the individual defendants for the conduct alleged in the action to be wrongful. The issuers would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the issuers may have against their underwriters. No Monetary Payments would be required of the issuers. Find settlement with the plaintiffs was executed in June 2004 subject to court approval. Management believes, after consultation with legal counsel, a material adverse resolution to SBI.Razorfish or SBI Holdings Inc. is remote. No liability has been accrued in the accompanying combined financial statements related to this matter.

      Additionally, SBI.Razorfish is the subject of certain other legal actions, which it considers routine to its business activities. Certain of these matters of litigation are carryover issues related to entities acquired by SBI Holdings Inc. in recent years and are part of the SBI.Razorfish business unit. Management, after consultation with legal counsel, believes that the ultimate resolution of these legal actions will not materially affect SBI.Razorfish’s combined financial position, results of operations, or liquidity beyond amounts accrued for in the accompanying combined financial statements. However, there can be no assurance that SBI.Razorfish’s analyses and estimates related to these matters of litigation will prove accurate and any required adjustments to the combined financial statements may have a material adverse impact on SBI.Razorfish’s business.

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      In May 2004, the Company received a cash settlement of $625 related to an Insurance claim made by Scient Corporation with its insurance carrier prior to its acquisition by the Company in September 2002. This recovery has been included as a reduction to general and administrative expense in the accompanying combined statement of operations for the six-month period ended June 30, 2004.

(b)	Leases

      SBI.Razorfish leases office space and equipment under long-term noncancelable operating lease agreements and certain equipment under capital leases with remaining terms in excess of one year. Rent expense for the six months ended June 30, 2004 and 2003 was $1,768 and $2,284, respectively.

      In April 2004, the Company amended the terms of its Chicago (Lante) office lease to reduce a portion of the leased space and to extend the term for the remainder of the space. SBI Group Inc. replaced Lante as the tenant under the lease. In accordance with EITF No. 95-13, the effect of the amendment was recorded as a reduction in goodwill and accrued lease liability of $2,129, which accounts were established in connection with the Lante acquisition in September 2002.

      As of June 30, 2004, in connection with certain operating leases for office space, SBI.Razorfish was obligated to maintain open letters of credit in the amount of $772, which reduced the availability under the revolving line of credit (see note 7).

(c)	Employment Contracts

      SBI.Razorfish has entered into employment contracts with four key officers and employees with terms of one to three years. The contracts cover collective annual salaries totaling $1,360. Bonuses to these individuals are contingent upon specified results of operations or are made at the discretion of the board of directors. The employment contracts have customary provisions for other benefits and also include noncompetition clauses. Three of the employment contracts have change in control provisions that trigger severance payments totaling $1,970 to be paid at the time of change in control.

(14)	Additional Related Party Transactions

      In addition to the related party debt discussed in note 6, SBI.Razorfish has the following related party transactions.

      SBI.Razorfish utilizes the services of a law firm, a partner of which is related to a member of the SBI Holdings Inc. board of directors and holds a less than 1% interest in the outstanding stock of SBI Holdings Inc. During the six months ended June 30, 2004 and 2003, SBI.Razorfish paid $71 and $196, respectively, to the law firm for services rendered.

      In October 2002, SBI Holdings Inc. sold 2,000,000 shares of common stock to a shareholder and then member of the board of directors of SBI Holdings Inc. at a purchase price of $1.00 per share, the fair value of the common stock on that date. Subsequent to December 31, 2002, the shareholder exchanged the common stock for Series B convertible preferred stock (see note 8).

      On May 17, 2004, SBI Holdings Inc. advanced $124 to an Executive Vice President of the Company. The advance was evidenced by a promissory note bearing an annual interest rate of 5% and having a maturity date of March 31, 2005.

(15)	Subsequent Events

      On July 27, 2004, a merger between a subsidiary of aQuantive, Inc. and SBI Holdings Inc. was closed whereby all of the outstanding shares of SBI Holdings Inc. were acquired. Prior to the closing, SBI Holdings

SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Inc. distributed interests in operations that were not part of SBI.Razorfish and certain other operating assets and liabilities to a newly formed entity owned by the then existing shareholders of SBI Holdings Inc.

      Pursuant to the terms of the merger agreement, all options and warrants to purchase shares of SBI Holdings Inc. stock having an exercise price of less than the merger consideration were exchanged for the right to receive a payment equal to the difference between the merger consideration and the exercise price of those options and warrants. All other options were cancelled at the time of the merger.

      The holders of options and warrants did not receive any interest in the assets distributed prior to the merger. Subsequent to June 30, 2004, Board of Directors determined to reduce the exercise price of outstanding options and warrants by $0.10 per option or warrant, providing increased merger consideration to the holders of those instruments.

      The SBI Holdings Inc. and subsidiaries 401(k) retirement savings plan was terminated on July 25, 2004 and all participants in the plan with account balances as of that date became 100% vested in those balances.

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS
OF AQUANTIVE, INC. AND SBI.RAZORFISH
(A Carved-out Business Unit of SBI Holdings, Inc.)

      The following unaudited pro forma condensed combined financial statements give effect to the transaction between aQuantive, Inc. and SBI Holdings Inc. using the purchase method of accounting for the business combination.

      aQuantive, Inc. (the “Company”) completed the acquisition of SBI Holdings Inc. (“SBI”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated June 27, 2004. Prior to the merger, SBI spun-off certain subsidiary operations. The remaining business components of SBI, referred to herein as “SBI. Razorfish,” were acquired by the Company as a result of the merger in which SBI became a wholly owned subsidiary of the Company. The consideration paid for the acquisition was approximately $85 million in cash and approximately $75 million in convertible notes.

      The transaction was accounted for as an acquisition of SBI.Razorfish by the Company under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired by the Company in connection with the transaction, based on their fair values as of the completion of the transaction. The excess cost over the net tangible and identifiable intangible assets is allocated to goodwill. The acquisition was structured as purchase of stock for tax purposes. Accordingly, the tax basis of the acquired assets and liabilities are carried over at their historical amounts and goodwill is not deductible for tax purposes.

      The unaudited pro forma condensed combined statements of operations present the acquisition of SBI.Razorfish under the purchase method of accounting, which reflects the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair value at the time of the merger.

      The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 give effect to the transaction as if it had occurred on January 1, 2004.

      The accompanying unaudited pro forma condensed combined financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the proposed transaction had been consummated on January 1, 2004 nor is it necessarily indicative of future operating results.

      The unaudited pro forma statements do not reflect synergies expected from the combination of the two entities. The unaudited pro forma condensed combined financial statements and the accompanying notes thereto of the Company and SBI.Razorfish should be read in conjunction with and are qualified by the historical financial statements and notes thereto of the Company and SBI.Razorfish.

      We cannot assure you that the Company will not incur charges in excess of those included in the pro forma total consideration related to the transactions or that management will be successful in its efforts to integrate the operations of the companies.

PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

	Historical
			Pro Forma		Pro Forma
	aQuantive	SBI.Razorfish	Adjustments		Combined

	(In thousands except per share amounts)
	(Unaudited)
Revenue	157,937	55,450	—		213,387
Costs and expenses:
Cost of revenue	22,551	—	—		22,551
Client support	67,235	46,971	1,180	(c)	115,386
Product development	6,188	—	—		6,188
Sales and marketing	8,896	—	1,360	(c)	10,256
General and administrative	21,213	6,230	(299	)(g)	23,237
			(1,360	)(c)
			(1,180	)(c)
			(1,367	)(f)
Reimbursable project expenses	1,260	1,281	—		2,541
Amortization of intangible assets	4,048	1,057	(1,057	)(a)	7,098
			3,050	(e)
Gain on sale of assets, net	—	(57)	—		(57)

Total costs and expenses	131,391	55,482	327		187,200

Income from operations	26,546	(32)	(327)		26,187
Interest and other income (expense), net	1,050	31	(1,291	)(b)	(136)
			74	(d)
Income before provision for income taxes	27,596	(1)	(1,544)		26,051
(Benefit) provision for income taxes	(15,287)	—	—		(15,287)

Net income	$42,883	$(1)	$(1,544)		$41,338

Basic net income per share	$0.70				$0.68

Diluted net income per share	$0.62				$0.60

Shares used in computing basic net income per share	61,225				61,225

Shares used in computing diluted net income per share	69,412				72,209

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2004

      The following unaudited pro forma adjustments to the unaudited condensed pro forma combined statement of operation for the year ended December 31, 2004 relate to the merger as if it had occurred as of January 1, 2004. The pro forma adjustments are based on preliminary estimates that may change as additional information is obtained.

      (a) This adjustment reflects the elimination of SBI.Razorfish’s existing amortization expense for intangible assets for the year ended December 31, 2004.

      (b) This adjustment reflects interest expense on the convertible notes (the “Notes”) issued to the former owners of SBI which mature on January 28, 2008. Interest is accrued on the principal at an annual rate initially at 1.5%, increasing to 1.75% on January 1, 2005 and increasing 0.50% each quarter thereafter up to a maximum interest rate of 7.0%. Interest payments are made semi-annually on December 15 and June 15 of each year, with the first payment to be made on December 15, 2004. The principal amount of the Notes, together with all accrued and unpaid interest, due and owing under the Notes shall be convertible at any time on or before the close of business on the maturity date into shares of the Company’s common stock, $.01 par value, at an initial conversion price of $15.58 per share, with the conversion rate decreasing each quarter beginning on January 1, 2005 down to a minimum conversion price of $12.36 per share. The Notes are redeemable by the Company at any time prior to maturity at a redemption price equal to one hundred percent (100%) of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest and the Company is required to redeem the Notes prior to an acquisition or change of control of the Company.

      The adjusted interest expense was calculated assuming 100% of the original debt was outstanding as of January 1, 2004 and scheduled payments were made when due.

      On August 24, 2004 and September 20, 2004, the Company sold convertible senior subordinated notes in the aggregate principal amount of $80 million in a private placement. The proceeds of which were used to redeem 100 percent of the Notes issued to the former owners of SBI as described above. The convertible senior subordinated notes bear interest of 2.25 percent per year, payable semi-annually, and are convertible into the Company’s common stock at a conversion price of $12.98 per share. On or after August 15, 2009, August 15, 2014, and August 15, 2019, holders may require the Company to purchase all or a portion of their notes for cash at 100 percent of the principal amount of the notes to be purchased, plus any accrued and unpaid interest.

      (c) These adjustments reflect reclassifications in order to conform SBI.Razorfish’s financial statement presentation to be consistent with aQuantive’s financial statement presentation.

      (d) This adjustment reflects the elimination of SBI.Razorfish’s interest expense, the expense associated with debt the Company did not assume in the merger.

      (e) This adjustment represents the amortization of customer relationships and tradename for the year ended December 31, 2004.

      (f) This adjustment relates to shared general corporate expenses of SBI Holdings that were allocated to the SBI.Razorfish carve-out statement of operations for the year ended December 31, 2004. The adjustment includes salary and rent expense related to SBI Holdings corporate employees who are no longer associated with SBI.Razorfish after the merger.

      (g) This adjustment reflects the depreciation expense associated with property and equipment that was not assumed by the Company as part of the merger.

PART II

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by the registrant in connection with the resales of the securities to be registered. All amounts shown are estimates except the SEC registration statement filing fee. The selling securityholders will pay none of the expenses listed below:

Amount to
be Paid

SEC registration fee	$10,136
Printing and engraving expenses	10,000
Legal fees and expense	55,000
Accounting fees and expense	25,000
Trustee fees and expenses	15,000
Other	10,000

Total	$125,136

Item 14.	Indemnification of Officers and Directors

      Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (WBCA) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under various circumstances for liabilities arising under the Securities Act. Article 10 of the registrant’s articles of incorporation provide that the registrant will indemnify any individual made a party to a proceeding because that individual is or was one of the registrant’s directors and will advance or reimburse the reasonable expenses incurred by that individual in advance of final disposition of the proceeding, without regard to the limitations of Sections 23B.08.510 through 23B.08.550 of the WBCA, or any other limitation which may be enacted in the future to the extent the limitation may be disregarded if authorized by the registrant’s articles of incorporation, to the fullest extent and under all circumstances permitted by applicable law. In addition, Section 10 of the registrant’s bylaws provides that the registrant will indemnify any individual made a party to a proceeding because that individual is or was one of its directors or officers or, in some circumstances, one of its employees, and will reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding.

      Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in some specific circumstances involving intentional misconduct, knowing violations of law or unlawful distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 9 of the registrant’s articles of incorporation contains provisions implementing, to the fullest extent permitted by the WBCA, limitations on its directors’ liability to the registrant and its shareholders.

      Any amendment or repeal of Article 9 of the registrant’s articles of incorporation may not adversely affect any right or protection of a director for or with respect to any acts or omissions of the director occurring prior to such amendment or repeal.

      The registrant maintains a liability insurance policy pursuant to which its directors and officers may be indemnified against liability incurred for serving in their capacities as directors and officers.

Item 15.	Recent Sales of Unregistered Securities

      On December 12, 2003, we issued 138,669 shares of restricted common stock to the former members of GO TOAST, LLC in connection with our acquisition of all of the outstanding membership interests of GO TOAST, LLC. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

      On July 27, 2004, we issued approximately $75.0 million of convertible subordinated notes due 2008 to the former shareholders of SBI Holdings, Inc. in connection with our acquisition of the company. The issuance of the notes was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof. The initial interest rate on the notes was 1.5% and they were convertible, at the option of the holder, at any time on or before January 28, 2008 into shares of our common stock at an initial conversion price of $15.58 per share, with the conversion rate decreasing each quarter beginning on January 1, 2005 down to a minimum conversion price of $12.36 per share. The notes were redeemable by us at any time prior to January 28, 2008 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In August and September, 2004 we repaid and cancelled all of the outstanding convertible subordinated notes issued to the former shareholders of SBI Holdings, Inc.

      On August 24, 2004, we completed a private offering of $70.0 million of 2.25% convertible senior subordinated notes due 2024 in a private placement with Thomas Weisel Partners LLC as the initial purchaser. On September 20, 2004, the initial purchaser exercised an option to purchase additional convertible senior subordinated notes in the principal amount of $10.0 million. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Rule 144A promulgated thereunder. We incurred approximately $2.4 million of costs in connection with the issuance of the notes and used $75.0 million of the $77.6 million of net proceeds we received from the sale of the notes to repay the convertible notes issued in connection with our acquisition of SBI Holdings, Inc. discussed above. We intend to use the remaining net proceeds for general corporate purposes.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of June 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(a)
3.1	Amended and Restated Articles of Incorporation of the registrant(n)
3.2	Amended and Restated Bylaws of the registrant(c)
4.1	Amendment No. 1 to Agreement and Plan of Merger dated as of July 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(d)
4.2	Convertible Note Agreement dated as of July 27, 2004 by and among aQuantive, Inc. and each of the Persons listed on Exhibit A attached thereto(d)
4.3	Investors’ Rights Agreement dated as of June 27, 2004 by and among aQuantive, Inc., Partridge Hill Management, LLC, as investment advisor to certain managed accounts, Cerberus Partners, L.P., Cerberus International, Ltd., and Cerberus Series One Holdings, LLC, W.E. Stringham, and Holladay Ranch Holding, L.P., Madeleine L.L.C. and L. Tim Pierce and L. Tim Pierce in his capacity as the SBI Representative(d)
4.4	Indenture dated August 24, 2004 between aQuantive, Inc. and BNY Western Trust Company, as Trustee, including Form of Note(e)
4.5	Registration Rights Agreement dated August 24, 2004 between aQuantive, Inc. and Thomas Weisel Partners LLC(e)
4.6	Form of New Note+
5.1	Opinion of Perkins Coie LLP+
10.1	Employment Agreement between the registrant and Brian P. McAndrews, dated January 20, 2000*(b)
10.2	Employment Agreement between the registrant and James A. Warner, dated January 18, 2000*(f)
10.3	Employment Agreement between the registrant and Michael Vernon, dated September 27, 2000*(g)
10.4	Employment Agreement between the registrant and Ona Karasa, dated September 9, 2002*(l)

Exhibit
Number	Description of Exhibit

10.5	Investors Rights Agreement between the registrant and Voyager Capital Fund I, L.P., Voyager Capital Founders Fund, L.P., Oak Investment Partners VI, L.P., Kirlan Venture Partners II, L.P., Norman H. Nie, Trustee, Norman H. Nie Revocable Trust dated 3/15/91, Media Partners, the Phoenix Partners IV Limited Partnership, R. Michael Leo and Insight Venture Associates LLC, dated May 1999(b)
10.6	Restated 2000 Stock Incentive Compensation Plan*(h)
10.7	Restated 1999 Stock Incentive Compensation Plan*(o)
10.8	Restated Stock Option Grant Program for Nonemployee Directors under the 1999 Stock Incentive Compensation Plan*(h)
10.9	1999 Employee Stock Purchase Plan*(b)
10.10	Restated 1998 Stock Incentive Compensation Plan*(b)
10.11	Network Services Agreement between the registrant and Speedera Networks, Inc., dated February 20, 2002(i)
10.12	Sublease Agreement between the registrant and Mobliss, Inc., dated February 1, 2002(i)
10.13	Sublease Agreement between the registrant and Open Interface North America, Inc., dated June 6, 2002(j)
10.14	Stock Purchase Agreement between the registrant and Bradley Aronson, dated November 25, 2002(h)
10.15	Lease Agreement between i-FRONTIER and 417 North Eighth Street Associates, dated January 7, 2000(h)
10.16	First Amendment to Lease Agreement between i-FRONTIER and 417 North Eighth Street Associates, dated November 14, 2000(h)
10.17	Sublease agreement between Gray Cary Ware & Fredenrich LLP and Atlas DMT LLC dated August 19, 2003(k)
10.18	aQuantive, Inc. Restated 1999 Stock Incentive Compensation Plan NonQualified Stock Option Letter Agreement(m)
10.19	Exchange Building Office Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated June 25, 2004(m)
10.20	First Amendment to Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated November 5, 2004(m)
10.21	First Amendment to Lease between Chicago Fulton Venture, L.L.C., and aQuantive, Inc. dated April 15, 2004(m)
10.22	Employment Agreement between the registrant and Michael Galgon, dated June 21, 2000*#
10.23	Summary of 2005 Executive Incentive Program*(n)
12.1	Statement Regarding Ratio of Earnings to Fixed Charges(n)
21.1	Subsidiaries of the registrant(n)
23.1	Consent of independent registered public accounting firm
23.2	Consent of independent registered public accounting firm
23.3	Consent of Perkins Coie LLP (included in Exhibit 5.1)+
24.1	Power of Attorney+
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of BNY Western Trust Company#

+	Previously filed as an Exhibit to the Form S-1 filed November 22, 2004.

#	Previously filed as an Exhibit to the Form S-1/A filed February 4, 2005.

*	Management contract or compensating plan or agreement

(a)	Incorporated by reference to the registrant’s periodic report on Form 8-K filed June 28, 2004.

(b)	Incorporated by reference to the registrant’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on February 24, 2000 (Registration No. 333-92301).

(c)	Incorporated by reference to the registrant’s Periodic Report on Form 10-Q/ A filed with the Securities and Exchange Commission on May 15, 2002.

(d)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(e)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2004.

(f)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(g)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(h)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(i)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002

(j)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(k)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(l)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(m)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(n)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.

(o)	Incorporated by reference to Appendix A to the registrant’s Proxy Statement dated April 26, 2004.

Item 17.	Undertakings

      A. The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by such paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      C. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 16, 2005.

AQUANTIVE, INC.

By:	BRIAN P. MCANDREWS

Name: Brian P. McAndrews

Title:	President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date Signed	Signature	Title

March 16, 2005	BRIAN P. MCANDREWS* Brian P. McAndrews	President, Chief Executive Officer and Director (Principal Executive Officer)

March 16, 2005	MICHAEL VERNON* Michael Vernon	Chief Financial Officer (Principal Financial and Accounting Officer)

March 16, 2005	NICOLAS J. HANAUER* Nicolas J. Hanauer	Chairman of the Board

March 16, 2005	RICHARD P. FOX* Richard P. Fox	Director

March 16, 2005	PETER M. NEUPERT* Peter M. Neupert	Director

March 16, 2005	JACK SANSOLO* Jack Sansolo	Director

March 16, 2005	MICHAEL B. SLADE* Michael B. Slade	Director

March 16, 2005	LINDA J. SRERE* Linda J. Srere	Director

March 16, 2005	WILLIAM E. (“NED”) STRINGHAM* William E. (“Ned”) Stringham	Director

March 16, 2005	JAYNIE M. STUDENMUND* Jaynie M. Studenmund	Director

*By:	/s/ LINDA SCHOEMAKER

Linda Schoemaker
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of June 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(a)
3.1	Amended and Restated Articles of Incorporation of the registrant(n)
3.2	Amended and Restated Bylaws of the registrant(c)
4.1	Amendment No. 1 to Agreement and Plan of Merger dated as of July 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(d)
4.2	Convertible Note Agreement dated as of July 27, 2004 by and among aQuantive, Inc. and each of the Persons listed on Exhibit A attached thereto(d)
4.3	Investors’ Rights Agreement dated as of June 27, 2004 by and among aQuantive, Inc., Partridge Hill Management, LLC, as investment advisor to certain managed accounts, Cerberus Partners, L.P., Cerberus International, Ltd., and Cerberus Series One Holdings, LLC, W.E. Stringham, and Holladay Ranch Holding, L.P., Madeleine L.L.C. and L. Tim Pierce and L. Tim Pierce in his capacity as the SBI Representative(d)
4.4	Indenture dated August 24, 2004 between aQuantive, Inc. and BNY Western Trust Company, as Trustee, including Form of Note(e)
4.5	Registration Rights Agreement dated August 24, 2004 between aQuantive, Inc. and Thomas Weisel Partners LLC(e)
4.6	Form of New Note+
5.1	Opinion of Perkins Coie LLP+
10.1	Employment Agreement between the registrant and Brian P. McAndrews, dated January 20, 2000*(b)
10.2	Employment Agreement between the registrant and James A. Warner, dated January 18, 2000*(f)
10.3	Employment Agreement between the registrant and Michael Vernon, dated September 27, 2000*(g)
10.4	Employment Agreement between the registrant and Ona Karasa, dated September 9, 2002*(l)
10.5	Investors Rights Agreement between the registrant and Voyager Capital Fund I, L.P., Voyager Capital Founders Fund, L.P., Oak Investment Partners VI, L.P., Kirlan Venture Partners II, L.P., Norman H. Nie, Trustee, Norman H. Nie Revocable Trust dated 3/15/91, Media Partners, the Phoenix Partners IV Limited Partnership, R. Michael Leo and Insight Venture Associates LLC, dated May 4, 1999(b)
10.6	Restated 2000 Stock Incentive Compensation Plan*(h)
10.7	Restated 1999 Stock Incentive Compensation Plan*(o)
10.8	Restated Stock Option Grant Program for Nonemployee Directors under the 1999 Stock Incentive Compensation Plan*(h)
10.9	1999 Employee Stock Purchase Plan*(b)
10.10	Restated 1998 Stock Incentive Compensation Plan*(b)
10.11	Network Services Agreement between the registrant and Speedera Networks, Inc., dated February 20, 2002(i)
10.12	Sublease Agreement between the registrant and Mobliss, Inc., dated February 1, 2002(i)
10.13	Sublease Agreement between the registrant and Open Interface North America, Inc., dated June 6, 2002(j)
10.14	Stock Purchase Agreement between the registrant and Bradley Aronson, dated November 25, 2002(h)
10.15	Lease Agreement between i-FRONTIER and 417 North Eighth Street Associates, dated January 7, 2000(h)
10.16	First Amendment to Lease Agreement between i-FRONTIER and 417 North Eighth Street Associates, dated November 14, 2000(h)
10.17	Sublease Agreement between Gray Cary Ware & Fredenrich LLP and Atlas DMT LLC dated August 19, 2003(k)
10.18	aQuantive, Inc. Restated 1999 Stock Incentive Compensation Plan NonQualified Stock Option Letter Agreement(m)
10.19	Exchange Building Office Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated June 25, 2004(m)
10.20	First Amendment to Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated November 5, 2004(m)

Exhibit
Number	Description of Exhibit

10.21	First Amendment to Lease between the Chicago Fulton Venture, L.L.C., and SBI Group, Inc. dated April 15, 2004(m)
10.22	Employment Agreement between the registrant and Michael Galgon, dated June 21, 2000*#
10.23	Summary of 2005 Executive Incentive Program*(n)
12.1	Statement Regarding Ratio of Earnings to Fixed Charges(n)
21.1	Subsidiaries of the registrant(n)
23.1	Consent of independent registered public accounting firm
23.2	Consent of independent registered public accounting firm
23.3	Consent of Perkins Coie LLP (included in Exhibit 5.1)+
24.1	Power of Attorney+
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of BNY Western Trust Company#

+	Previously filed as an Exhibit to the Form S-1 filed November 22, 2004.

#	Previously filed as an Exhibit to the Form S-1/A filed February 4, 2005.

*	Management contract or compensating plan or agreement

(a)	Incorporated by reference to the registrant’s periodic report on Form 8-K filed June 28, 2004.

(b)	Incorporated by reference to the registrant’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on February 24, 2000 (Registration No. 333-92301).

(c)	Incorporated by reference to the registrant’s Periodic Report on Form 10-Q/ A filed with the Securities and Exchange Commission on May 15, 2002.

(d)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(e)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2004.

(f)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(g)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(h)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(i)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002

(j)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(k)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(l)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(m)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(n)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.

(o)	Incorporated by reference to Appendix A of the registrant’s Proxy Statement dated April 26, 2004.